   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 29, 1997
                                                    REGISTRATION NO. 333-31071

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1
                                      TO

                                   FORM S-4
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933

                          WELLS ALUMINUM CORPORATION
            (Exact name of registrant as specified in its charter)

              MARYLAND                             3354                     35-1139550
  (State or other jurisdiction of      (Primary Standard Industrial      (I.R.S. Employer
   incorporation or organization)      Classification Code Number)     Identification No.)

                       809 GLENEAGLES COURT, SUITE 300
                          BALTIMORE, MARYLAND 21286
                                (410) 494-4500
             (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)

                           MICHAEL S. NELSON, ESQ.
                      KRAMER, LEVIN, NAFTALIS & FRANKEL
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 715-9100
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the registration statement becomes effective and all other conditions to the exchange offer (the "Exchange Offer") pursuant to the registration rights agreement (the "Registration Rights Agreement") described in the enclosed Prospectus have been satisfied or waived.

   If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This preliminary prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED AUGUST 29, 1997


                          WELLS ALUMINUM CORPORATION
         OFFER TO EXCHANGE ITS 10 1/8% SERIES B SENIOR NOTES DUE 2005
           WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT FOR
                        ANY AND ALL OF ITS OUTSTANDING
                    10 1/8% SERIES A SENIOR NOTES DUE 2005
                 ($105,000,000 PRINCIPAL AMOUNT OUTSTANDING)

   THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW
YORK CITY TIME, ON     , 1997 (AS SUCH DATE MAY BE EXTENDED, THE "EXPIRATION
DATE").

   Wells Aluminum Corporation ("Wells" or the "Company") hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letter of transmittal (the "Letter of Transmittal"), to exchange an aggregate of up to $105,000,000 principal amount of 10 1/8% Series B Senior Notes due 2005 (the "New Notes") for an identical face amount of the outstanding 10 1/8% Series A Senior Notes due 2005 (the "Old Notes" and, with the New Notes, the "Notes"). The terms of the New Notes are identical in all material respects to the terms of the Old Notes except that the rights relating to the exchange of Old Notes for New Notes and the restrictions on transfer set forth on the Old Notes will not appear on the New Notes. See "The Exchange Offer." The New Notes are being offered hereunder in order to satisfy certain obligations of the Company under a Registration Rights Agreement dated as of May 28, 1997 (the "Registration Rights Agreement") between the Company and Merrill Lynch & Co. (the "Initial Purchaser"). Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties unrelated to the Company, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder thereof (other than a holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act of 1933, as amended (the "Securities Act")), without compliance with the registration and the prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement with any person to participate in or is engaged in or is planning to be engaged in the distribution of such New Notes.

   Interest on the New Notes will be payable semi-annually on June 1 and December 1 of each year, commencing December 1, 1997. The New Notes will mature on June 1, 2005. The New Notes are redeemable, in whole or in part, in cash, at any time after June 1, 2001, at the option of the Company, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the redemption date. In addition, at the option of the Company, up to 33 1/3% of the aggregate principal amount of the New Notes originally issued may be redeemed prior to June 1, 2000 at a price of 110 1/8% of the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date, with the net proceeds of one or more Public Equity Offerings (as defined herein) of the Company; provided that at least $65 million of the aggregate principal amount of the New Notes remain outstanding following such redemption. In the event of a Change of Control (as defined herein) of the Company, the Company will be required to make an offer to repurchase all or any part of each holder's New Notes at a cash purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. In addition, the New Notes will be redeemable, at the option of the Company, in whole or in part, after a Change of Control at a redemption price calculated pursuant to a formula described herein. See "Description of New Notes."


   The New Notes will be senior unsecured obligations of the Company, will be senior in right of payment to all existing and future subordinated indebtedness of the Company, will rank pari passu in right of payment with all other existing and future senior indebtedness of the Company and will be effectively subordinated in right of payment to all existing and future secured indebtedness of the Company as to the assets securing such indebtedness. As of July 15, 1997, the Company had no indebtedness outstanding other than the Notes. See "Description of New Notes."

   The Company will accept for exchange from an Eligible Holder any and all Old Notes that are validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. For purposes of the Exchange Offer, "Eligible Holder" shall mean the registered owner of any Old Notes that remain Transfer Restricted Securities, as reflected on the records of The Bank of New York, as registrar for the Old Notes (in such capacity, the "Registrar"), or any person whose Old Notes are held of record by the depository of the Old Notes. Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For purposes of the Exchange Offer, "Transfer Restricted Securities" means each Old Note until the earliest to occur of (i) the date on which such Old Note is exchanged in this Exchange Offer and entitled to be resold to the public by the holder thereof without complying with the prospectus delivery provisions of the Securities Act, (ii) the date on which such Old Note is registered under the Securities Act and is disposed of in a shelf registration statement, if applicable, or (iii) the date on which such Old Note has been distributed to the public pursuant to Rule 144 under the Securities Act or by a broker-dealer pursuant to the plan of distribution described herein. See "Plan of Distribution."

   The Company will not receive any proceeds from the Exchange Offer and will pay all the expenses incident to the Exchange Offer. If the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, it will promptly return the Old Notes to the holders thereof. See "The Exchange Offer."

   Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "The Exchange Offer" and "Plan of Distribution." Any broker-dealer that acquired Old Notes directly from the Company and not as a result of market-making activities or other trading activities, in the absence of an exemption from the registration requirements of the Securities Act, must comply with such registration requirements and the prospectus delivery requirements of the Securities Act in connection with any secondary resales of New Notes received in exchange for such Old Notes.


   Prior to this Exchange Offer, there has been no public market for the Notes. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. If a market for the New Notes should develop, the New Notes could trade at a discount from their principal amount. The Company does not currently intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active public market for the New Notes will develop.


   The Exchange Agent for the Exchange Offer is State Street Bank and Trust Company (formerly known as Fleet National Bank).


   SEE "RISK FACTORS" BEGINNING ON PAGE 13 HEREIN FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY ELIGIBLE HOLDERS IN EVALUATING THE EXCHANGE OFFER.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                         IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is , 1997.

                            AVAILABLE INFORMATION

   The Company has filed with the Commission a Registration Statement (which term shall include any amendments thereto) on Form S-4 under the Securities Act with respect to the securities offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Each statement made in this Prospectus referring to a document filed as an exhibit or schedule to the Registration Statement is qualified in its entirety by reference to the exhibit or schedule for a complete statement of its terms and conditions, although all of the material terms of the Company's contracts and agreements that would be material to an investor have been summarized in this Prospectus. In addition, upon the effectiveness of the Registration Statement filed with the Commission, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company will file periodic reports and other information with the Commission relating to its business, financial statements and other matters. Any interested parties may inspect and/or copy the Registration Statement, its schedules and exhibits, and the periodic reports and other information filed in connection therewith, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates by addressing written requests for such copies to the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants. The Commission's Web site can be accessed on the World Wide Web at http://www.sec.gov. The obligations of the Company under the Exchange Act to file periodic reports and other information with the Commission may be suspended, under certain circumstances, if the New Notes are held of record by fewer than 300 holders at the beginning of any fiscal year and are not listed on a national securities exchange. The Company has agreed that, whether or not it is required to do so by the rules and regulations of the Commission, for so long as any of the Notes remain outstanding it will furnish to the holders of the Notes, and if required by the Exchange Act, file with the Commission all annual, quarterly and current reports that the Company is or would be required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act. In addition, for so long as any of the Old Notes remain outstanding, the Company has agreed to make available to any prospective purchaser of the Old Notes or beneficial owner of the Old Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act.

   THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENT HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS FILED BY THE COMPANY, INCLUDING EXHIBITS TO SUCH DOCUMENTS, ARE AVAILABLE TO ANY REGISTERED HOLDER OR BENEFICIAL OWNER OF THE OLD NOTES UPON WRITTEN OR ORAL REQUEST AND WITHOUT CHARGE FROM WELLS ALUMINUM CORPORATION, 809 GLENEAGLES COURT, SUITE 300, BALTIMORE, MARYLAND 21286, ATTENTION: CHIEF FINANCIAL OFFICER. TELEPHONE REQUESTS MAY BE DIRECTED TO THE COMPANY AT (410) 494-4500. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY SUCH REQUEST SHOULD BE MADE BY , 1997.

   NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MAY NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION WITH RESPECT TO ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              PROSPECTUS SUMMARY


   The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. All capitalized terms used in this Prospectus without definition are defined as set forth below under the caption "Description of New Notes -- Certain Definitions."

                                 THE COMPANY

   Wells Aluminum Corporation ("Wells" or the "Company") is a leading extruder, finisher and fabricator of aluminum products. For the years 1994 through 1996, over 92% of the products sold by the Company were engineered and manufactured according to individual customer specifications, and include custom designed extrusions and fabricated parts and assemblies. In addition to mill finished extrusions (extrusions which have neither been painted nor anodized), the Company's operations include painting, anodizing (an electrolytic process which finely etches the surfaces of an extrusion providing a hard coat which may contain color) and fabrication, which enables the Company to provide its customers with assembly-ready components. Wells also operates its own casting facility for aluminum billet, enabling the Company to manage its internal billet requirements as well as to recycle its scrap for use in its extrusion operations. The Company's network of plants consists of seven facilities in six states in the midwestern and southeastern United States. These plants contain 12 extrusion presses and are located to meet various regional demands; minimize transportation costs; balance production requirements among plants, affording more flexibility and higher utilization; and provide single source reliability to large customers.


   Through its regional plant system in the Midwest and Southeast, the Company is able to produce a broad range of extruded, finished and fabricated products used by its approximately 800 customers in the manufacture of their end products. Approximately two-thirds of the Company's 1996 sales in pounds were made to customers that have been customers of the Company for more than 10 years. The Company sells its products primarily to the building and construction (for both new construction and replacement), transportation and consumer durables industries. These products include: (i) door and window components, commercial entrance doors and patio doors for the building and construction market; (ii) school bus windows and components for truck cabs, truck trailers, delivery vans, recreational vehicles and automotive accessories for the transportation market; (iii) components for home and office furniture, golf carts and pleasure boats for the consumer durables market; and (iv) heat sinks and components for lighting fixtures for the electrical and equipment market. For the twelve months ended June 29, 1997, the Company sold 146.1 million pounds of aluminum extrusions, generating net sales of $233.1 million, net earnings of $6.4 million, and Adjusted EBITDA (see note (c) to the Summary Historical Financial Data) of $27.5 million.


COMPANY STRENGTHS

   VALUE ADDED FINISHING AND FABRICATION. The Company provides a wide variety of value added finishing and fabrication services, including painting, anodizing, bending, cutting, milling, welding and assembly. Approximately 58% of the Company's gross sales in 1996 included some degree of value added processing, which provided Wells with a higher profit margin than the profit margin for mill finished extrusions. The Company's ability to provide finished components that are ready to be included in a customer's manufacturing process enables the Company to better satisfy the needs of, and expand its business with, existing customers as well as to attract additional customers. In addition, the Company has broad expertise in product and die engineering, enabling the Company to assist customers in utilizing extrusions or fabricated components and assemblies and in creating complex extrusions to replace several separate parts. For example, the Company has provided engineering analysis as part of the redesign of an industrial vehicle suspension, has assisted with the redesign of a boat deck in order to reduce both the number of separate parts and customer assembly time, and is collaborating with a manufacturer of light weight boat trailers on its conversion from steel to aluminum.

   LONG-TERM RELATIONSHIPS WITH DIVERSE CUSTOMER BASE. Over 66% of the Company's sales in pounds in 1996 were made to customers that have been Wells customers for over 10 years. Such strong relationships may decrease the Company's exposure to volume reductions that may occur in a recession since customers may be more likely to reduce volume from their less favored suppliers. The Company's customers operate in many industries, including building and construction, transportation, and consumer durables, and in a broad range of markets within each industry. The diversity of its customer base provides a foundation of experience on which the Company can build in order to expand into new markets. For example, a fabrication technique (coining) developed by the Company for the high-end office furniture market has also found application with customers manufacturing pleasure boats, increasing the Company's business in that segment. In addition, the Company's familiarity with the quality, documentation and scheduling disciplines of truck and automotive customers has facilitated entry into other industrial markets.

   REPUTATION FOR QUALITY PRODUCTS AND SERVICE. A 1995 survey of a broad range of extrusion purchasers commissioned by the Company confirmed the Company's reputation as a high quality extruder. For each of the past five years, less than one percent of the Company's products have been rejected or returned by customers. The Company believes that as a result of its ability to provide a high level of service and quality products at competitive prices, the Company is typically its customers' first or second choice to provide aluminum extruded products. The quality of the Company's products plays a key role in customer growth, retention and recapture. For example, the Company has recaptured the business of a major truck trailer manufacturer, which had switched to a lower priced supplier, despite the fact that Company's prices are higher than those offered by the other supplier. The Company has just become the sole supplier for a customer producing pleasure boats after committing to a "zero defect" program and fulfilling this program in three months. A customer in the storm door market has indicated that the Company's defect rate is 80% less than that of its competitors.

   STRATEGIC NETWORK OF FACILITIES. The Company's seven plants in the Southeast and Midwest are located near most of the Company's customers, which minimizes transportation costs and helps generate collaborative relationships between key Wells and customer personnel. The Company's ability to shift production among its plants allows Wells to more efficiently meet the requirements of its customers. The existence of a core fabrication capability at or adjacent to each extrusion plant and of painting and anodizing capabilities at several locations within the Company's network provides an advantageous mix of services for customers in the most cost effective manner. Because of this network of plants, the Company is well positioned to take advantage of the current industrial trends of outsourcing and just-in-time inventory management. For example, Wells is providing daily shipments of extrusions to a major manufacturer of golf carts and utility vehicles so that such customer can keep its inventory at a minimum yet support its manufacturing requirements. The Company is also providing daily shipments of components and assembled parts to a major truck manufacturer to coordinate with and satisfy its daily assembly line requirements.


   EFFECTIVE MANAGEMENT OF ALUMINUM PRICE FLUCTUATIONS. For the years 1994 through 1996, approximately 60% of the Company's cost of sales reflect the cost of aluminum, its principal raw material. The Company focuses on recovering the cost of aluminum in the sales price charged to its customers in order to maintain profit margins. This is accomplished either by passing cost increases through to customers by systematic market indexed sales pricing or by fixing the cost of metal by hedging against committed fixed price sales. The Company, however, does not engage in speculative hedging. In addition, the Company maintains its inventory at levels consistent with its operating needs (35 days on hand) through centralized purchasing and logistics. The market price of aluminum was extremely volatile over the three year period ending December 31, 1996, while the Company's Adjusted EBITDA (which excludes any LIFO adjustments (see note (c) to the Summary Historical Financial Data)) remained relatively stable despite such price fluctuations, due to the Company's effective pricing management.

BUSINESS STRATEGY

   The Company's objective is to capitalize on its strengths through the implementation of its business strategy which includes the following principal elements:

   ENHANCE LONG-TERM CUSTOMER RELATIONSHIPS. The Company is committed to enhancing its relationships with its customers by tailoring its business approaches and systems to specific customer needs in order to improve quality and performance. To that end, the Company utilizes a sales organization comprised primarily of Company-employed representatives having broad extrusion experience. Their responsibility is to create effective account development strategies and to orchestrate the Company's manufacturing, engineering and management resources to better serve the Company's long-term customers. To expand its customer relationships beyond the traditional sales/purchasing function, the Company has recently created sales/engineering/manufacturing teams to address more substantive issues with its customers. For example, the Company has begun a program with one customer to create linked ordering and inventory management systems in order to better support that customer's growth. The Company has also set up focus groups to improve the shop-floor operations of a customer and is working with another customer to overhaul its order-through-billing process. In addition, the Company reserves manufacturing capacity across its plant network to retain and increase business from long-term accounts.

   INCREASE VALUE ADDED CONTENT. The Company can generate higher profit margins and differentiate itself from its competitors by increasing the value added content of its extrusions. On a per pound basis, for example, the painting of a mill finished extrusion can increase the plant margin by 100%; fabrication of a mill finished extrusion can increase the plant margin by 200-800%, depending upon the complexity of the process. Customers have an incentive to purchase more value added products because the use of such products reduces the number of vendors needed and order lead times, and reduces operating costs and overhead by outsourcing internal operations. Over 88% of extrusion purchasers included in a survey commissioned by the Company in 1995 indicated a need for finished and fabricated extrusions. The Company is well-positioned to satisfy increased demand for value added services due to its wide spectrum of finishing and fabrication capabilities, its diverse manufacturing experience throughout its plant network, and its strong technical service capabilities.

   TARGET NEW APPLICATIONS AND MARKETS. The Company also strives to grow its business by developing new opportunities for aluminum extrusion and fabrication. The Company seeks out applications with multi-year life cycles in markets where the use of aluminum enhances performance due to its light weight, resistance to corrosion and cost advantages, capitalizing on its detailed knowledge of design requirements and objectives within specific industries. Over the past five years, the Company has built significant volumes in such market niches as school bus windows, where the Company estimates that it commands an 80% share of the market; high-end office furniture, where the Company is a valued supplier to four of the leading office furniture manufacturers; and industrial fixturing-guarding systems, where the Company serves the three leading suppliers in the market.


   IMPLEMENT STRATEGIC CAPITAL INVESTMENTS. The Company's capital expenditures strategy, pursuant to which the Company is planning to spend approximately $2.0 million in 1997 and $3.5 million annually thereafter through 2002, is to expand capacity, improve productivity and increase value added capabilities principally by upgrading its equipment rather than purchasing new equipment. The Company expects that these investments will be financed by excess cash flow from operations. The Company plans to upgrade and modernize two extrusion presses each year for the next five years, which is expected to increase extrusion capacity by 10% per press. In addition, the Company plans to upgrade and modernize certain equipment at its casting facility, which will expand capacity by 5% and improve the quality of billet cast, and also to expand capabilities in its fabrication facilities. During the last two years, the Company has successfully increased its casting capacity by 15% and the capacities of two of its extrusion presses by an average of 11% without the acquisition of new equipment.

                           ISSUANCE OF THE OLD NOTES

   The outstanding $105.0 million principal amount of 10 1/8% Series A Senior Notes due 2005 (the "Old Notes") were sold by the Company to Merrill Lynch & Co. (the "Initial Purchaser") on May 28, 1997 (the "Closing Date") pursuant to a Purchase Agreement, dated as of May 20, 1997 (the "Purchase Agreement"), between the Company and the Initial Purchaser. The Initial Purchaser subsequently resold the Old Notes in reliance on Rule 144A under the Securities Act and other available exemptions under the Securities Act on or about May 28, 1997. The Company and the Initial Purchaser also entered into a Registration Rights Agreement, dated as of May 28, 1997 (the "Registration Rights Agreement"), between the Company and the Initial Purchaser, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Old Notes. The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Old Notes. See "The Exchange Offer -- Purpose and Effects."

   The Old Notes were issued under an indenture, dated as of May 28, 1997 (the "Indenture"), between the Company and State Street Bank and Trust Company (formerly known as Fleet National Bank) as trustee (in such capacity, the "Trustee"). The New Notes are also being issued under the Indenture and are entitled to the benefits of the Indenture. The form and terms of the New Notes will be identical in all material respects to the form and terms of the Old Notes except that (i) the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof, and (ii) holders of New Notes will not be, and upon the consummation of the Exchange Offer, Eligible Holders of Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities. The Exchange Offer shall be deemed consummated upon the delivery of the Company to the Exchange Agent under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are validly tendered by holders thereof pursuant to the Exchange Offer. See "The Exchange Offer -- Termination of Certain Rights" and "--Procedures for Tendering" and "Description of New Notes -- General."

   The proceeds received by the Company from the issuance of the Old Notes were used to repay certain existing indebtedness of the Company, to make a Distribution (as defined herein) and to pay certain fees and expenses associated with the issuance of the Old Notes. See "The Recapitalization." There will be no proceeds to the Company from any exchange pursuant to the Exchange Offer.

                             THE RECAPITALIZATION


   The offering of the Old Notes, the repayment of indebtedness outstanding under the Old Credit Facility (as defined herein in "The Recapitalization"), the retirement of the Subordinated Notes (as defined herein in "The Recapitalization") and the entering into of the New Credit Facility (as defined herein in "The Recapitalization") were part of an overall recapitalization of the Company. Indebtedness outstanding under the Old Credit Facility and the Subordinated Notes was repaid from the net proceeds of the offering of the Old Notes. Concurrently with the issuance of the Old Notes, the Company entered into the New Credit Facility. As part of the Recapitalization, the Board of Directors of the Company made the Distribution, pursuant to which the Company paid a special cash dividend to the holders of its common stock, settled existing employee stock options, and repurchased, and may continue to repurchase, shares of common stock held by certain stockholders. While the Company may repurchase additional shares of common stock, the Company considers the Recapitalization to have occurred on May 28, 1997.

   The following table sets forth the sources and uses of funds for the Recapitalization as of June 29, 1997. See "Management's Discussions and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."



                                           AMOUNT
                                      --------------
                                       (IN THOUSANDS)
SOURCES OF FUNDS:
Sale of Old Notes ....................    $105,000
                                      --------------
  Total Sources of Funds..............    $105,000
                                      ==============

USES OF FUNDS:
Repayment of Old Credit Facility (a)      $ 21,164
Retirement of Subordinated Notes (b)        16,303
Distribution (c) .....................      61,706
Working capital ......................       1,177
Fees and expenses (d).................       4,650
                                      --------------
  Total Uses of Funds.................    $105,000
                                      ==============



------------
(a)    Includes $172 relating to interest expense.

(b) Includes $244 relating to prepayment penalty and $1,059 relating to interest expense through July 15, 1997. The Subordinated Notes were repurchased on July 15, 1997 at a price of 101.625%. Until such time, the proceeds of the issuance of the Old Notes to be utilized for this purpose were set aside in an escrow account and invested in government securities and commercial paper.

(c) Includes $55,990 for the payment of the Dividend (as defined herein in "The Recapitalization"), $3,056 for the cash settlement of stock options, $1,102 for the repurchase of common stock and $1,558 as a reserve to repurchase additional shares of common stock. To the extent this reserve is not used, it will be added to working capital.

(d) Includes a fee of $500 to GGvA (as defined below) for financial advisory services in connection with the Recapitalization.

   Since its acquisition in 1987, the Company has been controlled by The Fulcrum III Limited Partnership and The Second Fulcrum III Limited Partnership (collectively, "Fulcrum III"), of which Gibbons, Goodwin, van Amerongen ("GGvA") is the sole general partner. GGvA has informed the Company that all of the shares owned by Fulcrum III will be transferred to a new partnership of which GGvA will be the sole general partner. In connection with that transfer, GGvA offered to purchase from the existing limited partners of Fulcrum III their interests in the capital stock of the Company owned by Fulcrum III. Certain limited partners accepted such offer and, as a result, the interest of GGvA in the new partnership owning the capital stock of the Company will increase to approximately 83% of the interests in the capital stock of the Company owned by the new partnership. Consequently, GGvA will continue to control the Company. After the Recapitalization, senior management of the Company own approximately 21% of the Common Stock of the Company on a fully diluted basis.

                              THE EXCHANGE OFFER

The Exchange Offer ............  The Company is offering, upon the terms and subject to the conditions set forth herein
                                 and in the accompanying letter of
                                 transmittal (the "Letter of Transmittal"),
                                 to exchange its 10 1/8% Series B Senior
                                 Notes due 2005 (the "New Notes," and, with
                                 the Old Notes, the "Notes") for an identical
                                 face amount of the outstanding Old Notes
                                 (the "Exchange Offer"). As of the date of
                                 this Prospectus, $105.0 million in aggregate
                                 principal amount of the Old Notes is
                                 outstanding, the maximum amount authorized
                                 by the Indenture for all Notes. As of
                                            , 1997, there were     registered
                                 holders of the Old Notes, which held $105.0 million of aggregate principal amount of the Old Notes. See "The Exchange Offer -- Terms of the Exchange Offer."

Expiration Date ...............  5:00 p.m., New York City time, on
                                            , 1997, as the same may be
                                 extended. See "The Exchange Offer --
                                 Expiration Date; Extension; Termination;
                                 Amendments."

Conditions of the Exchange
 Offer ........................  The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. However, the Exchange Offer is subject to certain customary conditions, which may be waived by the Company. See "The Exchange Offer -- Conditions of the Exchange Offer."

Accrued Interest on the Old
 Notes ........................  The New Notes will bear interest at a rate equal to 10 1/8% per annum from and
                                 including their date of issuance. Eligible
                                 Holders whose Old Notes are accepted for exchange will have the right to receive interest accrued thereon from the date of original issuance of the Old Notes or the last Interest Payment Date, as applicable, to, but not including, the date of issuance of the New Notes, such interest to be payable with the first interest payment on the New Notes. Interest on the Old Notes accepted for exchange, which accrues at the rate of 10 1/8% per annum, will cease to accrue on the day prior to the issuance of the New Notes. The interest rate on the Old Notes may increase under certain circumstances if the Company is not in compliance with its obligations under the Registration Rights Agreement. See "Description of New Notes -- General."

Procedures for Tendering Old
 Notes ........................  Each holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation to the exchange agent (the "Exchange Agent") at the address set forth herein. Old Notes may be physically delivered, but physical delivery is not required if a confirmation of a book-entry of such Old Notes to the Exchange Agent's account at The Depositary Trust Company ("DTC" or the "Depositary") is delivered in a timely fashion. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any such other person is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. Each broker or dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "The Exchange Offer -- Procedures for Tendering" and "Plan of Distribution."

Guaranteed Delivery Procedures . Eligible Holders of Old Notes who wish to tender their Old Notes and (i) whose Old
                                 Notes are not immediately available or (ii) who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date (or complete the procedure for book-entry transfer on a timely basis), may tender their Old Notes according to the guaranteed delivery procedures set forth in the Letter of Transmittal. See "The Exchange Offer -- Guaranteed Delivery Procedures."

Acceptance of Old Notes and
 Delivery of New Notes ........  Upon satisfaction or waiver of all conditions of the Exchange Offer, the
                                 Company will accept any and all Old Notes that are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly after acceptance of the Old Notes. See "The Exchange Offer -- Procedures for Tendering."

Withdrawal Rights .............  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange Offer -- Withdrawal of Tenders."


The Exchange Agent ............  State Street Bank and Trust Company (formerly known as Fleet National Bank) is the
                                 exchange agent (in such capacity, the
                                 "Exchange Agent"). The address and telephone number of the Exchange Agent are set forth in "The Exchange Offer -- Exchange Agent."


Fees and Expenses .............  All expenses incident to the Company's consummation of the Exchange Offer and
                                 compliance with the Registration Rights
                                 Agreement will be borne by the Company. The
                                 Company will also pay certain transfer taxes applicable to the Exchange Offer. See "The Exchange Offer -- Fees and Expenses."

Resales of the New Notes ......  Based on interpretations by the staff of the
                                 Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer to an Eligible Holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such Eligible Holder (other than (i) a broker-dealer who purchased the Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act, or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities
                                 Act), without compliance with the
                                 registration and prospectus delivery
                                 provisions of the Securities Act, provided that the Eligible Holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "The Exchange Offer -- Purpose and Effects" and "Plan of Distribution."

                           DESCRIPTION OF NEW NOTES

   The Exchange Offer applies to $105.0 million aggregate principal amount of Old Notes. The terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and other rights relating to the exchange of the Old Notes for New Notes. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture under which both the Old Notes were, and the New Notes will be, issued. See "Description of New Notes."

Notes Offered .................  $105,000,000 aggregate principal amount of
                                 10 1/8% Series B Senior Notes due 2005.

Maturity Date .................  June 1, 2005.

Interest Payment Dates ........  June 1 and December 1 of each year, commencing December 1, 1997.

Optional Redemption ...........  The New Notes will be redeemable at the option of the Company, in whole or in part, in cash, at any time on or after June 1, 2001, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at the option of the Company, up to 33 1/3% of the aggregate principal amount of the New Notes originally issued may be redeemed prior to June 1, 2000 at a price of 110 1/8% of the principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date, with the net proceeds of one or more Public Equity Offerings of the Company; provided that at least $65 million of the aggregate principal amount of the New Notes remain outstanding following such redemption. See "Description of New Notes -- Optional Redemption."

Change of Control .............  Upon the occurrence of a Change of Control, each holder of New Notes will, subject to the limitations described herein, have the right to require the Company to purchase all or a portion of such holder's New Notes at a cash purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, thereon to the date of purchase. In addition, the New Notes will be redeemable, at the option of the Company, in whole or in part, after a Change of Control at a redemption price equal to the sum of (i) the outstanding principal amount thereof, plus (ii) accrued and unpaid interest, if any, to the redemption date, plus (iii) the greater of (x) 1.0% of the outstanding principal amount of the New Notes and (y) the excess of (A) the present value of the required interest and principal payments due on such New Notes, computed using a discount rate equal to the Treasury Rate (as defined) plus the Applicable Spread (as defined), over (B) the outstanding principal amount of the New Notes. There can be no assurance that the Company will have the financial resources necessary to repurchase the New Notes upon a Change of Control. See "Description of New Notes -- Purchase of New Notes Upon a Change of Control."

Ranking .......................  The New Notes will be senior unsecured obligations of the Company and the
                                 Indebtedness represented by the New Notes and the payment of principal of, premium, if any, and interest on the New Notes, will be senior in right of payment to all existing and future subordinated indebtedness of the Company, will rank pari passu in right of payment with all other existing and future senior indebtedness of the Company and will be effectively subordinated in right of payment to all existing and future secured indebtedness of the Company as to the assets securing such indebtedness. As of July 15, 1997, the Company had no indebtedness outstanding other than the New Notes.


Certain Covenants .............  The Indenture (as defined herein) pursuant to which the New Notes will be issued will contain certain covenants, including, among others, covenants with respect to the following matters: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on certain transactions with affiliates; (iv) limitation on disposition of proceeds of asset sales; (v) limitation on liens; (vi) limitation on transfer of assets; (vii) limitation on guarantees by subsidiaries;
                                 (viii) limitation on sale and leaseback
                                 transactions; (ix) limitation of dividends and other payment restrictions affecting subsidiaries; (x) limitation on subsidiary capital stock; and (xi) restrictions on mergers, consolidations or the sale of all or substantially all of the assets of the Company. See "Description of New Notes -- Certain Covenants."

Use of Proceeds ...............  There will be no proceeds to the Company from any exchange pursuant to the Exchange
                                 Offer. The net proceeds to the

                                 Company from the sale of the Old Notes were used to fund the Recapitalization.

Absence of a Public Market for
 the New Notes ................  The New Notes will be new securities for which there is currently no established
                                 trading market. Although the Initial
                                 Purchaser has informed the Company that it currently makes a market in the Notes, it is not obligated to do so, and any such market-making may be discontinued at any time without notice, at its sole discretion. Accordingly, there can be no assurance as to the development or the liquidity of any market for the New Notes. The Company does not intend to apply for listing of the New Notes on any securities exchange or for quotation through the Nasdaq National Market or any other quotation system.

                                 RISK FACTORS

   See "Risk Factors" beginning on page 13 for a discussion of certain factors which should be considered by Eligible Holders evaluating the Exchange Offer.

                      SUMMARY HISTORICAL FINANCIAL DATA
                   (IN THOUSANDS, EXCEPT PER POUND AMOUNTS)

   The following table sets forth summary historical financial data with respect to the Company for the periods ended and as of the dates indicated. The summary historical financial data for the five years ended December 31, 1996 are derived from the audited financial statements of the Company. The summary historical financial data for the six month periods ended June 29, 1997 and June 30, 1996 are derived from unaudited financial statements of the Company included elsewhere in this Prospectus. Such unaudited financial statements, in the opinion of the Company's management, include all adjustments necessary for the fair presentation of the financial condition and the results of operations of the Company for such periods and as of such dates. Operating results for the six months ended June 29, 1997 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1997. This information should be read in conjunction with the financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Financial Data."


                                                                                                            SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                     ----------------------
                                              -------------------------------------------------------     June 30,   June 29,
                                                  1992       1993       1994       1995       1996          1996        1997
                                              ---------- ---------- ---------- ----------  ----------    ----------  ----------
STATEMENT OF OPERATIONS DATA:
Net sales ....................................  $151,314   $155,401   $197,991   $232,555     $228,161     $115,066   $120,038
Cost of sales ................................   129,366    130,128    168,810    194,414      191,206      96,949     99,882
                                              ---------- ---------- ---------- ----------   ----------   ---------- ----------
Gross profit .................................    21,948     25,273     29,181     38,141       36,955      18,117     20,156
Selling, general and administrative expenses .    12,886     13,536     14,536     16,211       15,877       7,990      7,923
Compensation from settlement of employee
 stock options................................        --         --         --         --           --          --      4,070
Operating profit .............................     9,062     11,737     14,645     21,930       21,078      10,127      8,163
Interest expense .............................     9,226      8,487      8,443      7,087        5,176       2,727      3,094
Income taxes .................................       799      1,697      3,016      6,262        7,059       3,285      2,237
                                              ---------- ---------- ---------- ----------   ----------   ---------- ----------
Earnings (loss) before extraordinary loss and
 cumulative effect of accounting change (a)     $   (963)  $  1,553   $  3,186   $  8,581     $  8,843     $ 4,115    $ 2,832
                                              ========== ========== ========== ==========   ==========   ========== ==========


                                                                AS OF JUNE 29,
                                                                     1997
                                                              -----------------
BALANCE SHEET DATA (AT END OF PERIOD):
Cash .........................................................     $ 19,788
Working capital ..............................................       42,985
Inventories ..................................................       21,508
Property, plant and equipment, net  ..........................       25,885
Total assets .................................................      138,932
Total indebtedness (b) .......................................      120,000
Total stockholders' equity (deficit) .........................      (19,668)



                                                                                                 SIX MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,             ----------------------
                                          --------------------------------------------------   June 30,   June 29,
                                             1992     1993      1994      1995        1996       1996        1997
                                          --------  --------  --------  --------    --------  --------  ----------
OTHER FINANCIAL DATA:
Adjusted EBITDA (c) ..................... $ 12,783  $ 15,658  $ 24,651   $ 23,406   $22,285    $10,753   $15,990
Net cash provided by operating
 activities..............................    5,067     2,775     1,913     17,420    14,087     6,880     1,579
Net cash (used in) investing activities .     (553)   (1,977)   (1,512)    (1,054)   (2,589)   (1,373)     (391)
Net cash provided by (used in) financing
 activities..............................   (2,933)   (1,887)      311    (17,851)  (11,563)   (5,049)   18,323
Capital expenditures ....................      553     1,977     1,512      1,054     2,589     1,373       391
Depreciation and amortization (d)  ......    3,721     3,921     4,455      4,006     3,539     1,760     1,823
OTHER DATA:
Pounds of product shipped ...............  118,352   123,069   148,970    137,779   138,380    67,321    75,090
Adjusted EBITDA per pound ............... $  0.108  $  0.127  $  0.165   $  0.170  $  0.161   $ 0.160   $ 0.213
Average aluminum market price per pound . $  0.576  $  0.541  $  0.688   $  0.875  $  0.725   $ 0.753   $ 0.770

                         (continued on following page)

------------
(a) Earnings (loss) before extraordinary loss and cumulative effect of accounting change excludes an extraordinary loss of $1,143 (net of applicable income taxes of $731) on the refinancing of debt in the six months ended June 30, 1997, an extraordinary loss of $1,092 (net of applicable income taxes of $698) on the refinancing of debt in 1994 and a cumulative effect of accounting change for income taxes in 1993 of $618.
(b) Includes $15.0 million of Subordinated Notes which were prepaid on July 15, 1997, using a portion of the proceeds of the issuance of the Old Notes, which had been placed in escrow on May 28, 1997 for such purpose.
(c) Adjusted EBITDA is defined as earnings before interest expense, income taxes and depreciation and amortization and excludes LIFO income or charges and extraordinary and non-recurring items. Adjusted EBITDA reported above excludes LIFO charges (income) of $0, $0, $5,551, ($2,530), ($2,332), ($1,134) and $1,935 during the years ended December
       31, 1992, 1993, 1994, 1995 and 1996, respectively, and for the six months ended June 30, 1996 and June 29, 1997, respectively. Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations, or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, although the EBITDA or Adjusted EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by companies as a measure of operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA and Adjusted EBITDA are not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.
(d) Amortization does not include amortization of debt issuance costs of $550, $334, $474, $570, $495, $248 and $278 during the years ended
       December 31, 1992, 1993, 1994, 1995 and 1996, respectively, and for the six months ended June 30, 1996 and June 29, 1997, respectively.

                                 RISK FACTORS

   Prospective purchasers of the New Notes should carefully consider the following risk factors, as well as the other information contained in this Prospectus, before making an investment in the New Notes. This Prospectus contains statements which constitute forward looking statements. These statements appear in a number of places in this Prospectus and include statements regarding the intent, belief or current expectations of the Company or its officers primarily with respect to the future operating performance of the Company. Prospective purchasers of the New Notes are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this Prospectus, including the information set forth below, identifies important factors that could cause such differences.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE INDEBTEDNESS


   Following the Recapitalization, the Company will be highly leveraged. As of July 15, 1997, the Company had $105 million of indebtedness outstanding, consisting of the Old Notes. See "Capitalization."


   The significant indebtedness to be incurred as a result of the Recapitalization will have several important consequences to the holders of the New Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to service the Company's indebtedness, and the failure of the Company to generate sufficient cash flow to service such indebtedness could result in a default under such indebtedness, including under the New Notes; (ii) while the Company has a $15 million revolving credit facility, the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other purposes may be impaired; (iii) the Company's flexibility to expand, make capital expenditures and respond to changes in the industry and economic conditions generally may be limited; (iv) the New Credit Facility (as defined herein) and the Indenture will contain, and future agreements relating to the Company's indebtedness may contain, numerous financial and other restrictive covenants, including, among other things, limitations on the ability of the Company to incur additional indebtedness, to create liens and other encumbrances, to make certain payments and investments, to sell or otherwise dispose of assets, or to merge or consolidate with another entity, the failure to comply with which may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company; and (v) indebtedness under the New Credit Facility will be at variable rates of interest, which will cause the Company to be vulnerable to increases in interest rates. See "Description of New Credit Facility," "Description of New Notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The ability of the Company to satisfy its obligations pursuant to such indebtedness, including pursuant to the New Notes and the Indenture, will be dependent upon the Company's future performance which, in turn, will be subject to management, financial, business, regulatory and other factors affecting the business and operations of the Company, some of which are not in the Company's control. If the Company is unable to generate sufficient cash flow to meet its debt obligations, the Company may be required to restructure its debt, reduce or delay capital expenditures, sell assets or obtain additional financing. If the Company could not satisfy its obligations related to such indebtedness, substantially all of the Company's long-term debt could be in default and could be declared immediately due and payable.

   The New Credit Facility will be secured by inventory, accounts receivable and other like assets, and by a pledge of capital stock of any subsequently acquired or organized subsidiaries of the Company (although such subsidiaries will be required to guarantee the New Notes in such circumstances) and the New Notes will be effectively subordinated to any indebtedness under the New Credit Facility as to the assets securing the New Credit Facility.

CUSTOMERS IN CYCLICAL MARKETS

   Demand for the Company's products is subject to changes in general economic conditions that affect its customers' markets. For example, sales to the building and construction markets (approximately 49% of pounds sold in 1996) follow the trends in residential and commercial construction, while sales to the transportation market (approximately 20% of pounds sold in 1996) are driven by trends in the automotive, truck and other vehicle manufacturing industries. Such industries have experienced recessionary or slow growth conditions for substantial periods in the past and may experience such recessionary conditions at the same time in the future. Adverse economic conditions in such industries may have a material adverse effect on the Company's financial condition and operations.

COMPETITION

   The aluminum extrusion industry is fragmented and highly competitive. The Company's competitors include primary aluminum producers that have extruding operations, regional multi-plant extruders and small local extruders. Competition is generally based upon price, delivery time, quality, service, and specialty engineering/design/production capabilities. The Company believes that the extrusion industry offers only moderate barriers to entry, and extrusion presses and other capital equipment are readily available on the open market. Although the Company is aware of no significant recent entrants, there can be no assurance that new entrants will not increase competition in the aluminum extrusion industry, which could materially adversely affect the Company. Competition could adversely affect the Company's operating results by forcing it to reduce its prices or incur additional costs. A decline in the demand for aluminum extrusions could result in a greater decline in the prices for the Company's products in light of the high fixed costs and capacity of the aluminum extrusion industry. Some of the Company's competitors have greater financial and other resources than the Company. See "Business -- Competition."

   Other materials, such as vinyl and rolled steel, may be used as substitutes for aluminum extrusions in certain markets and under certain circumstances. An increase in the use of substitutes for aluminum extrusions could have a material adverse effect on the financial condition and operations of the Company. See "Business -- Competition."

PRICING OF RAW MATERIALS

   The Company's principal raw materials, primary aluminum ingot and aluminum scrap, are subject to extensive price volatility. During the period January 1, 1992 through December 31, 1996, the average Midwest U.S. transaction price (the "MWTP") for primary aluminum has ranged from approximately $.50 to $1.00 per pound. For the month of March 1997, the MWTP was approximately $.80 per pound. In 1996, aluminum represented 65% of the Company's total production costs.

   The Company manages its exposure to volatility in aluminum prices either by tying the purchase price of its raw materials to the MWTP at a fixed spread and passing any increase in the MWTP through to its customers or by hedging the fixed price on its purchases of raw materials through simultaneously entering into forward sales contracts with its customers. It is the Company's policy not to engage in speculative hedging activity. Any increase in the price of such raw materials could have an adverse effect on the Company's operations and financial condition if the Company is unable to pass such increases through to its customers or does not effectively hedge against such price changes. See "Business -- Raw Materials."

SOURCES OF RAW MATERIALS

   The Company purchases all of its raw materials (other than internally generated scrap) from outside aluminum suppliers. Pursuant to a supply agreement (the "Venalum Agreement") with CVG Industria Venezolana de Aluminio C.A. ("Venalum"), the Company purchases primary aluminum (ingot and billet) from Venalum; this contract represents approximately 60-65% of the Company's aluminum requirements purchased from outside suppliers. Venalum currently owns approximately 20% of the outstanding shares of the Company's Common Stock. The Company believes that the terms of the Venalum Agreement are no less favorable to the Company than would be obtained in an arms' length transaction. The Venalum

Agreement is scheduled to expire in December 1997, but may be extended based upon negotiations between the Company and Venalum. There can be no assurance that the Venalum Agreement will be extended. If the Venalum Agreement is terminated, there can be no assurance that the Company can enter into a new supply agreement upon the same or more favorable pricing terms. The loss of certain of the rights and benefits provided under the Venalum Agreement could adversely affect the Company's business. In addition, without a long-term supply contract, any limitation in the supply of primary aluminum or aluminum scrap could have a material adverse effect on the Company's operations and financial condition. See "Business -- Raw Materials" and "Certain Transactions."

ENVIRONMENTAL MATTERS

   The Company is subject to extensive and evolving federal, state and local environmental and land use laws and regulations, which have become increasingly stringent in recent years as a result of greater public interest in protecting and cleaning up the environment. These laws and regulations affect the Company's business and operations in many ways. See "Business -- Environmental Matters."

   In the ordinary course of its business, the Company may become involved in a variety of legal and administrative proceedings relating to environmental matters. These may include proceedings by federal, state or local agencies seeking to impose civil or criminal penalties on the Company for violations of such laws and regulations, or to impose liability on the Company under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") or comparable state statutes, or to revoke or deny renewal of, or place limitations on, a permit necessary for the lawful operation of the Company's business.

   Certain of the Company's manufacturing facilities have been in operation for several decades and, over such time, these facilities have used substances and generated and disposed of wastes which are or may be considered hazardous. For example, certain of these facilities have in the past stored or disposed of wastewater treatment sludge in on-site ponds, lagoons or other surface impoundments. Although the Company believes that these facilities are in substantial compliance with current environmental laws and regulations applicable to such storage and disposal activities, it is possible that additional environmental issues and related matters may arise relating to such past activities which could require additional expenditures by the Company, some of which could be material.

   The Company cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Enactment of more stringent laws or regulations or more strict interpretation of existing laws and regulations could require additional expenditures by the Company, some of which could be material.

DEPENDENCE ON KEY PERSONNEL

   The Company considers its management to be an important business strength of the Company. See "Business -- Company Strengths." If for any reason, a number of such key personnel do not continue to be active in management without appropriate replacements being hired, the Company's operations could be materially adversely affected.

CONTROL BY PRINCIPAL STOCKHOLDER


   GGvA is the sole general partner of Fulcrum III which currently owns approximately 62% of the outstanding shares of the Company's common stock. As a result, GGvA controls the Company and has the power to elect a majority of the directors of the Company and to control all matters submitted to the stockholders of the Company, including approving business combinations involving the Company. See "Principal Stockholders." GGvA has informed the Company that all of the shares owned by Fulcrum III will be transferred to a new partnership of which GGvA will be the sole general partner. As a result, GGvA will continue to control the Company.

CHANGE OF CONTROL PROVISIONS

   Upon the occurrence of a Change of Control at any time, the Company will be required to offer to repurchase each holder's New Notes at a price equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. There can be no assurance that the Company will have the financial resources necessary to repurchase the New Notes upon a Change of Control. In addition, the requirement to repurchase the New Notes upon a Change of Control may discourage persons from making a tender offer for or a bid to acquire the Company. See "Description of New Notes -- Purchase of New Notes Upon a Change of Control." In addition, a Change of Control may constitute a default under the New Credit Facility. See "Description of New Credit Facility."

FRAUDULENT CONVEYANCE


   The incurrence by the Company of indebtedness such as the Notes may be subject to review under federal bankruptcy law or relevant state fraudulent transfer laws if a bankruptcy case or lawsuit (including in circumstances where bankruptcy is not involved) were ever commenced by or on behalf of unpaid creditors of the Company. Under applicable provisions of the federal bankruptcy code or comparable provisions of state fraudulent transfer or conveyance law, if, in a bankruptcy case, or similar proceeding or a lawsuit by or on behalf of unpaid creditors of the Company, a court were to find that, at the time the Notes were issued and the net proceeds thereof were applied, either (a) the Company received less than reasonably equivalent value or fair consideration for incurring such indebtedness and the Company (i) was insolvent or was rendered insolvent by the issuance of the Notes, together with the substantially concurrent use of the proceeds therefrom, (ii) was engaged or about to engage in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital to carry on its business, (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured (as all such foregoing terms are defined in or interpreted under the fraudulent conveyance statutes), or (iv) was a defendant in an action for money damages or had a judgment for money damages docketed against it (if, in either case, after final judgment, the judgment is unsatisfied), or (b) the Company incurred such indebtedness with the intent to hinder, delay or defraud its creditors, such court could void, in whole or in part, the Company's obligations under the Notes and direct the repayment of any amounts paid thereunder to the creditors of the Company, or subordinate the Notes to presently existing or future indebtedness of the Company. In such event, there can be no assurance that any repayment of the Notes could ever be recovered by Holders of the Notes.

   For purposes of the foregoing, the measure of insolvency varies depending upon the law of the jurisdiction which is being applied. Generally, however, the Company would be considered to have been insolvent at the time the Notes were issued if the sum of its debts was, at that time, greater than the sum of the value of all of its property at a fair valuation, or if the then fair saleable value of its assets on a going concern basis was less than the amount that was then required to pay its probable liability on its existing debts as they became absolute and matured. There can be no assurance as to what standard a court would apply in order to determine whether the Company was insolvent as of the date the Notes were issued, or that, regardless of the method of valuation, a court would not determine that the Company was insolvent on that date, or that, regardless of whether the Company was insolvent on the date the Notes were issued, that the issuances constituted fraudulent transfers on another of the grounds summarized above.


ABSENCE OF PUBLIC MARKET FOR THE NEW NOTES

   The New Notes will be new securities for which there is currently no established trading market, and none may develop. The Initial Purchaser has indicated to the Company that it has made a market in the Notes, as permitted by applicable laws and regulations, but it is under no obligation to do so; and such market-making could be discontinued at any time without notice, at the sole discretion of the Initial Purchaser. In addition, such market-making activities may be limited during the Exchange Offer or the pendency of the Shelf Registration Statement, if it is filed. Accordingly, no assurance can be given that an active trading market for the New Notes will develop or, if such a market develops, as to the liquidity of such market. Following the Exchange Offer, the Company does not intend to list the New Notes on any securities exchange or to arrange for the New Notes to be quoted on the Nasdaq National Market or other quotation system. If the New Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

CONSEQUENCES OF FAILURE TO EXCHANGE

   Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that it will make this Prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution." However, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Old Notes will be adversely affected.

                              THE EXCHANGE OFFER

PURPOSE AND EFFECTS

   The Old Notes were sold by the Company on May 28, 1997 to the Initial Purchaser, who resold the Old Notes to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and other institutional "accredited investors" (as defined in Rule 501(a) under the Securities Act). In connection with the sale of the Old Notes, the Company and the Initial Purchaser entered into a Registration Rights Agreement dated as of May 28, 1997 (the "Registration Rights Agreement") pursuant to which the Company agreed to file with the Commission a registration statement (the "Exchange Offer Registration Statement") with respect to an offer to exchange the Old Notes for New Notes within 45 days following the closing date of the Old Notes. In addition, the Company agreed to use its best efforts to cause the Exchange Offer Registration Statement to become effective under the Securities Act and to issue the New Notes pursuant to the Exchange Offer. A copy of the Registration Rights Agreement has been filed as an exhibit to the Exchange Offer Registration Statement.


   The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy the Company's obligations thereunder. For purposes of the Exchange Offer, the term "Eligible Holder" shall mean the registered owner of any Old Notes that remain Transfer Restricted Securities, as reflected on the records of State Street Bank and Trust Company (formerly known as Fleet National Bank) as registrar for the Old Notes (in such capacity, the "Registrar"), or any person whose Old Notes are held of record by the depository of the Old Notes. The Company is not required to include any securities other than the New Notes in the Exchange Offer Registration Statement. Holders of Old Notes who do not tender their Old Notes or whose Old Notes are tendered but not accepted would have to rely on exemptions from registration requirements under the securities laws, including the Securities Act, if they wish to sell their Old Notes.


   Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties unrelated to the Company, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder of such New Notes (other than a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and except as set forth in the next paragraph) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder is not participating and does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of such New Notes.

   If any person were to be participating in the Exchange Offer for the purpose of distributing securities in a manner not permitted by the Commission's interpretation, (i) the position of the staff of the Commission enunciated in interpretive letters would be inapplicable to such person and
(ii) such person would be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

   The Exchange Offer is not being made to, nor will the Company accept surrenders for exchange from, holders of Old Notes in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Prior to the Exchange Offer, however, the Company will use its best efforts to register or qualify the New Notes for offer and sale under the securities or blue sky laws of such jurisdictions as is necessary to permit consummation of the Exchange Offer and do any and all other acts or things necessary or advisable to enable the offer and sale in such jurisdictions of the New Notes.

TERMS OF THE EXCHANGE OFFER

   Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept any and all Old Notes validly tendered prior to 5:00 p.m.,

New York City time, on the Expiration Date (as defined below). The Company will issue up to $105,000,000 aggregate principal amount of New Notes in exchange for a like principal amount of outstanding Old Notes which are validly tendered and accepted in the Exchange Offer. Subject to the conditions of the Exchange Offer described below, the Company will accept any and all Old Notes which are so tendered. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer; however, the Old Notes may be tendered only in multiples of $1,000. See "Description of New Notes."

   The form and terms of the New Notes will be the same in all material respects as the form and terms of the Old Notes, except that (i) the New Notes will be registered under the Securities Act and hence will not bear legends restricting the transfer thereof and (ii) because the New Notes will be registered, holders of New Notes will not be, and upon the consummation of the Exchange Offer, Eligible Holders of Old Notes will no longer be, entitled to certain rights under the Registration Rights Agreement intended for the holders of unregistered securities.

   Holders of Old Notes do not have any appraisal or dissenters' rights under the General Corporation Law of the State of Maryland or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement. Old Notes which are not tendered for exchange or are tendered but not accepted in the Exchange Offer will remain outstanding and be entitled to the benefits of the Indenture, but will not be entitled to any registration rights under the Registration Rights Agreement.

   The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent for the Exchange Offer. The Exchange Agent will act as agent for the tendering holders for the purposes of receiving the New Notes from the Company.

   If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

   Eligible Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENTS

   The Exchange Offer will expire at 5:00 p.m., New York City time, on
                 , 1997, subject to extension by the Company by notice to the Exchange Agent as herein provided. The Company reserves the right to so extend the Exchange Offer at its discretion, in which event the term "Expiration Date" shall mean the time and date on which the Exchange Offer as so extended shall expire. The Company will notify the Exchange Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

   The Company reserves the right (i) to delay accepting for exchange any Old Notes for any New Notes or to extend or terminate the Exchange Offer and not accept for exchange any Old Notes for any New Notes if any of the events set forth below under the caption "Conditions of the Exchange Offer" shall have occurred and shall not have been waived by the Company by giving oral or written notice of such delay or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance for exchange, extension or amendment will be followed as promptly as practicable by public announcement thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Old Notes of such amendment, and the Company will extend the Exchange Offer for a minimum of five business days, depending upon the significance of the amendment and the manner of disclosure to the holders of Old Notes, if the

Exchange Offer would otherwise expire during such five business-day period. The rights reserved by the Company in this paragraph are in addition to the Company's rights set forth below under the caption "Conditions of the Exchange Offer."

TERMINATION OF CERTAIN RIGHTS

   The Registration Rights Agreement provides that, subject to certain exceptions, in the event that (i) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 45th calendar day following the date of original issue of the Old Notes, (ii) the Exchange Offer Registration Statement is not declared effective on or prior to the 130th calendar day following the date of original issue of the Old Notes, (iii) the Exchange Offer is not consummated or, if an Exchange Offer has not been consummated, a Shelf Registration Statement is not declared effective, in either case, on or prior to the 165th day following the date of original issue of the Old Notes, or (iv) if an Exchange Offer has been consummated, any required Shelf Registration Statement is not declared effective on or prior to the later of (A) the 165th day following the date of original issue of the Old Notes and (B) the 90th day following the date the Company becomes obligated to file a Shelf Registration Statement (each such event referred to in clauses
(i) through (iv) above, a "Registration Default"), the interest rate borne by the Old Notes shall be increased by one quarter of one percent per annum upon the occurrence of any Registration Default, which rate will increase by an additional one quarter of one percent each 90-day period that such additional interest continues to accrue under any such circumstance, with an aggregate maximum increase in the interest rate equal to one percent (1%) per annum. Following the cure of all Registration Defaults the accrual of additional interest will cease and the interest rate will revert to the original rate.

   Holders of New Notes will not be and, upon consummation of the Exchange Offer, Eligible Holders of Old Notes will no longer be, entitled to certain other rights under the Registration Rights Agreement intended for holders of Transfer Restricted Securities. The Exchange Offer shall be deemed consummated upon the occurrence of the delivery by the Company to the Registrar under the Indenture of New Notes in the same aggregate principal amount as the aggregate principal amount of Old Notes that are tendered by holders thereof pursuant to the Exchange Offer.

PROCEDURES FOR TENDERING

   Only an Eligible Holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, an Eligible Holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

   Any financial institution that is a participant in the Depositary's Book-Entry Transfer Facility System may make book-entry delivery of the Old Notes by causing the Depositary to transfer such Old Notes into the Exchange Agent's account in accordance with the Depositary's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at the Depositary, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses as set forth under the caption "Exchange Agent" below prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO THE DEPOSITARY IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

   The tender by an Eligible Holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

   The method of delivery of Old Notes and the Letter of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the Eligible Holders. Instead of delivery by mail, it is recommended that Eligible Holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent on or before the Expiration Date. No Letter of Transmittal or Old Notes should be sent to the Company. Eligible Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.


   Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Old Notes tendered pursuant thereto are tendered for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member of a signature guarantee program within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").


   If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

   All questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such times as the Company in its sole discretion shall determine. Although the Company intends to request the Exchange Agent to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

   In addition, the Company reserves the right in its sole discretion (subject to limitations contained in the Indenture) (i) to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date and
(ii) to the extent permitted by applicable law, to purchase Old Notes in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

   By tendering, each Eligible Holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business by the person receiving such New Notes, whether or not such person is the holder and that neither the Eligible Holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the Eligible Holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the holder is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, such holder by tendering will acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.

GUARANTEED DELIVERY PROCEDURES

   Eligible Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes and other required documents to the Exchange Agent or cannot complete the procedure for book-entry transfer prior to the Expiration Date, may effect a tender if:

     (a) The tender is made through an Eligible Institution;

     (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Eligible Holder, the certificate number(s) of such Old Notes (if available) and the principal amount of Old Notes tendered together with a duly executed Letter of Transmittal (or a facsimile thereof), stating that the tender is being made thereby and guaranteeing that, within three business days after the Expiration Date, the certificate(s) representing the Old Notes to be tendered in proper form for transfer (or a confirmation of a book entry transfer into the Exchange Agent's account at the Depositary of Old Notes delivered electronically) and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and


     (c) Such certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at the Depositary of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.


   Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Eligible Holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

   Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accepted for exchange.

   To withdraw a tender of Old Notes in the Exchange Offer, a written or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date, and prior to acceptance for exchange thereof by the Company. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Old Notes register the transfer of such Old Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly re-tendered. Any Old Notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be re-tendered by following one of the procedures described above under "Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS OF THE EXCHANGE OFFER

   In addition, and notwithstanding any other term of the Exchange Offer, the Company will not be required to accept for exchange any Old Notes tendered for any New Notes and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Old Notes, if any of the following conditions exist:

     (a) Any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

     (b) There shall have occurred any change, or any development involving a prospective change, in the business or financial affairs of the Company, which in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

     (c) There shall have been proposed, adopted or enacted any law, statute, rule or regulation which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

     (d) There shall have occurred (i) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on the New York Stock Exchange (whether or not mandatory), (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States (whether or not mandatory), (iii) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, or (v) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof.

   The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to such conditions or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. If the Company waives or amends the foregoing conditions, the Company will, if required by applicable law, extend the Exchange Offer for a minimum of five business days from the date that the Company first gives notice, by public announcement or otherwise, of such waiver or amendment, if the Exchange Offer would otherwise expire within such five business-day period. Any determination by the Company concerning the events described above will be final and binding upon all parties.

FEES AND EXPENSES

   The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail; however, additional solicitation may be made by telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

   The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange. The Company will pay the other expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Trustee, accounting and legal fees and printing costs.

   The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Old Notes tendered, or if tendered Old Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

   The exchange of the Old Notes for the New Notes in the Exchange Offer should not constitute an exchange for federal income purposes. Consequently,
(i) no gain or loss should be realized by a U.S. Holder upon receipt of a New Note; (ii) the holding period of the New Note should include the holding period of the Old Note exchanged therefor and (iii) the adjusted tax basis of the New Note should be the same as the adjusted tax basis of the Old Note exchanged therefor immediately before the exchange. Even if the exchange of an Old Note for a New Note were treated as an exchange, however, such an exchange should constitute a tax-free recapitalization for federal income tax purposes. Accordingly, a New Note should have the same issue price as an Old Note and a U.S. Holder should have the same adjusted basis and holding period in the New Note as it had in an Old Note immediately before the exchange. As used herein, the term "U.S. Holder" means a person who is, for United States federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

   Generally, Eligible Holders (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Old Notes for New Notes pursuant to the Exchange Offer may offer such New Notes for resale, resell such New Notes, and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the holders' business, and such holders have no arrangement with any person to participate in a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." To comply with the securities laws of certain jurisdictions, it may be necessary to qualify for sale or register the New Notes prior to offering or selling such New Notes. Upon request by Eligible Holders prior to the Exchange Offer, the Company will register or qualify the New Notes in certain jurisdictions subject to the conditions in the Registration Rights Agreement. If an Eligible Holder does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon and will not have the benefit of any covenant regarding registration under the Securities Act. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected.

   Participation in the Exchange Offer is voluntary and holders should carefully consider whether to accept the Exchange Offer and tender their Old Notes. Holders of Old Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

ACCOUNTING TREATMENT

   The New Notes will be recorded at the same carrying value as the Old Notes, as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the consummation of the Exchange Offer. The expenses of the Exchange Offer will be amortized by the Company over the term of the New Notes.

EXCHANGE AGENT


   State Street Bank and Trust Company (formerly known as Fleet National Bank) has been appointed as Exchange Agent for the Exchange Offer. All correspondence in connection with the Exchange Offer and the Letter of Transmittal should be addressed to the Exchange Agent, as follows:

By Facsimile:                   By Overnight Courier:

(617) 664-5232                  State Street Bank and Trust Company
Corporate Trust Department      Corporate Trust Department
Attn: Ms. Sandra Szczsponik     4th Floor
                                Attn: Sandra Szczsponik
Confirm by telephone:           Two International Place
(617) 664-5314                  Boston, Massachusetts 02110


   Requests for additional copies of this Prospectus or the Letter of Transmittal should be directed to the Exchange Agent.

                                 THE COMPANY

   The Company is a leading extruder, finisher and fabricator of aluminum products. In the early 1950s, the predecessor of the Company entered the aluminum extrusion industry as a supplier to the building and construction market. In 1967, the Company was acquired by Revere Copper and Brass, Incorporated ("Revere"). During the 1970s the Company added capacity and expanded its regional capabilities through the acquisition of additional extrusion plants.

   In 1987, all of the common stock of the Company was acquired from Revere in a leveraged buyout. The equity participants included Fulcrum III, certain members of the Company's then current management and certain institutional investors. Subsequently, in 1988, Venalum purchased a 20% interest in the Company.

   The Company is a Maryland corporation organized in 1967. The Company's principal executive office is located at 809 Gleneagles Court, Suite 300, Baltimore, Maryland 21286. The Company's telephone number is (410) 494-4500.

                             THE RECAPITALIZATION


   The offering of the Old Notes was part of an overall recapitalization of the Company, pursuant to which the Company would repay all of its outstanding indebtedness (approximately $37.4 million as of May 28, 1997) and pay a special cash dividend (the "Dividend") to the holders of Common Stock (as defined herein in "Principal Stockholders") of $62.00 per share, or approximately $56 million (based upon 903,063 shares outstanding as of May 28, 1997). Following the issuance of the Old Notes, the Company paid the Dividend and settled existing employee stock options through a combination of the payment of the difference between the amount of the Dividend per share and the exercise price per share and the issuance of shares of Common Stock. Option holders who received shares of Common Stock in settlement of their options also received bonuses to enable them to satisfy a portion of the income tax incurred by virtue of their receipt of shares of Common Stock. As part of the Recapitalization, the Company repurchased, and may continue to repurchase, shares of Common Stock held by certain stockholders to the extent of any remaining proceeds from the issuance of the Old Notes (the Dividend, the settlement of employee stock options and the stock repurchase are collectively referred to as the "Distribution"). Payment of the Distribution did not constitute a violation of any covenants in the Indenture which restrict such dividends.

   The Company's credit facility (the "Old Credit Facility") under which a $7.5 million Term A Loan, a $6.2 million Term B Loan and $6.5 million in revolving loans were outstanding as of March 30, 1997, and the Company's $15.0 million aggregate principal amount of 14.125% Senior Subordinated Notes due 2001 (the "Subordinated Notes") were repaid using a portion of the proceeds from the offering of the Old Notes. Concurrent with the offering of the Old Notes, the Company entered into a new credit agreement (or an amendment and restatement to the Old Credit Facility) (the "New Credit Facility") that provides for a $15.0 million five-year secured revolving credit facility. See "Description of New Credit Facility."

   The repayment of the Old Credit Facility, the retirement of the Subordinated Notes, the entering into of the New Credit Facility and the Distribution are collectively referred to herein as the "Recapitalization." While the Company may repurchase additional shares of Common Stock, the Company considers the Recapitalization to have occurred on May 28, 1997.

   The following table sets forth the sources and uses of funds for the Recapitalization as of June 29, 1997.


                                           AMOUNT
                                      --------------
                                       (IN THOUSANDS)
SOURCES OF FUNDS:
Sale of Old Notes.....................    $105,000
                                      --------------
  Total Sources of Funds..............    $105,000
                                      ==============
USES OF FUNDS:
Repayment of Old Credit Facility (a)      $ 21,164
Retirement of Subordinated Notes (b)        16,303
Distribution (c) .....................      61,706
Working capital ......................       1,177
Fees and expenses (d) ................       4,650
                                      --------------
  Total Uses of Funds.................    $105,000
                                      ==============



------------
(a)    Includes $172 relating to interest expense.
(b) Includes $244 relating to prepayment penalty and $1,059 relating to interest expense through July 15, 1997. The Subordinated Notes were repurchased on July 15, 1997 at a price of 101.625%. Until such time, the proceeds of the issuance of the Old Notes to be utilized for this purpose were set aside in an escrow account and invested in government securities and commercial paper.
(c) Includes $55,990 for the payment of the Dividend, $3,056 for the cash settlement of stock options, $1,102 for the repurchase of common stock and $1,558 as a reserve to repurchase additional shares of common stock. To the extent this reserve is not used, it will be added to working capital.
(d) Includes a fee of $500 to GGvA (as defined below) for financial advisory services in connection with the Recapitalization.

   Since its acquisition in 1987, the Company has been controlled by Fulcrum III, of which GGvA is the sole general partner. GGvA has informed the Company that all of the shares owned by Fulcrum III will be transferred to a new partnership of which GGvA will be the sole general partner. In connection with that transfer, GGvA offered to purchase from the existing limited partners of Fulcrum III their interests in the capital stock of the Company owned by Fulcrum III. Certain limited partners accepted such offer and, as a result, the interest of GGvA in the new partnership owning the capital stock of the Company will increase to approximately 83% of the interests in the capital stock of the Company owned by the new partnership. After the Recapitalization, members of senior management of the Company own approximately 21% of the Common Stock, on a fully diluted basis.

                                CAPITALIZATION


   The following table sets forth the capitalization of the Company as of June 29, 1997 and reflects the Recapitalization. This table should be read in conjunction with the information set forth under "The Recapitalization" and the other financial information appearing elsewhere in this Prospectus.



                                                                   JUNE 29, 1997
                                                                  --------------
                                                                   (IN THOUSANDS)
Short-term debt...................................................    $     --
Long-term debt:
 Revolving Credit Facility .......................................    $     --
 Term A Loan .....................................................          --
 Term B Loan .....................................................          --
 New Credit Facility (a) .........................................          --
 Notes offered hereby ............................................     105,000
 Subordinated Notes (b)...........................................      15,000
                                                                    ----------
  Total long-term debt ...........................................     120,000
                                                                    ----------
Stockholders' equity:
 Common Stock, Class A, $.01 par value, 975,000 shares
  authorized, 923,205 shares issued and outstanding;
  Common Stock, Class B, $.01 par value, 125,000 shares
  authorized, no shares issued and outstanding ...................           9
 Additional paid-in capital ......................................       1,215
 Retained earnings (deficit) .....................................     (20,400)
 Additional minimum pension liability ............................        (492)
                                                                    ----------
  Total stockholders' equity (c) .................................     (19,668)
   Total capitalization...........................................    $100,332
                                                                    ==========


------------
(a) The New Credit Facility consists of a $15 million five-year secured revolving credit facility, which is expected to be undrawn as of the consummation of the Recapitalization.
(b) The Subordinated Notes were repurchased on July 15, 1997. Until such time, the proceeds of the issuance of the Old Notes to be utilized for this purpose were set aside in an escrow account.
(c)    Reflects the payment of the Distribution. See "The Recapitalization."

                           SELECTED FINANCIAL DATA


   The following data should be read in conjunction with the Company's financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other financial information included elsewhere herein. The following table sets forth selected financial data and other operating information of the Company. The selected financial data for the five years ended December 31, 1996 have been derived from the audited financial statements of the Company. The financial data for the six month periods ended June 29, 1997 and June 30, 1996 are derived from unaudited financial statements of the Company included elsewhere in this Prospectus. Such unaudited financial statements, in the opinion of the Company's management, include all adjustments necessary for the fair presentation of the financial condition and the results of operations of the Company for such periods and as of such dates. Operating results for the six months ended June 29, 1997 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 1997.



                                                       FISCAL YEAR ENDED DECEMBER 31,               SIX MONTHS ENDED
                                          ------------------------------------------------------ ---------------------
                                                                                                   JUNE 30,   JUNE 29,
                                              1992       1993       1994       1995       1996       1996       1997
                                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                                                          (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Net sales ................................  $151,314   $155,401   $197,991   $232,555   $228,161   $115,066   $120,038
Cost of sales ............................   129,366    130,128    168,810    194,414    191,206     96,949     99,882
                                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Gross profit .............................    21,948     25,273     29,181     38,141     36,955     18,117     20,156
Selling, general and administrative
 expenses.................................    12,886     13,536     14,536     16,211     15,877      7,990      7,923
Compensation from settlement of employee
 stock options............................        --         --         --         --         --         --      4,070
                                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Operating profit .........................     9,062     11,737     14,645     21,930     21,078     10,127      8,163
Interest expense .........................     9,226      8,487      8,443      7,087      5,176      2,727      3,094
Income taxes .............................       799      1,697      3,016      6,262      7,059      3,285      2,237
                                          ---------- ---------- ---------- ---------- ---------- ---------- ----------
Earnings (loss) before extraordinary loss
 and cumulative effect of accounting
 change (a) ..............................  $   (963)  $  1,553   $  3,186   $  8,581   $  8,843   $  4,115   $  2,832
                                          ========== ========== ========== ========== ========== ========== ==========
                                                             AS OF DECEMBER 31,                     AS OF      AS OF
                                          ------------------------------------------------------   JUNE 30,   JUNE 29
                                              1992       1993       1994       1995       1996       1996       1997
                                          ---------- ---------- ---------- ---------- ----------  --------   ---------
                                                              (THOUSANDS, EXCEPT PER POUND AMOUNTS)
BALANCE SHEET DATA (AT END OF PERIOD):
Cash .....................................  $  2,204   $  1,115   $  1,827   $    342   $    277   $    800   $ 19,788
Working capital ..........................      (433)    17,675     19,813     19,355     18,175     18,976     42,985
Inventories ..............................    16,957     18,705     24,665     19,972     19,838     21,198     21,508
Property, plant and equipment, net  ......    26,177     29,996     28,241     26,489     26,723     26,696     25,885
Total assets .............................   101,786    109,366    124,800    112,261    108,726    117,122    138,932
Total indebtedness (b) ...................    67,067     65,180     69,064     51,683     40,091     46,604    120,000
Total stockholders' equity ...............    14,468     14,938     17,142     25,246     34,472     29,391    (19,668)

OTHER FINANCIAL DATA:
Adjusted EBITDA(c)........................  $ 12,783   $ 15,658   $ 24,651   $ 23,406   $ 22,285   $ 10,753   $ 15,990
Net cash provided by operating
 activities...............................     5,067      2,775      1,913     17,420     14,087      6,880      1,579
Net cash (used in) investing activities ..      (553)    (1,977)    (1,512)    (1,054)    (2,589)    (1,373)      (391)
Net cash provided by (used in) financing
 activities...............................    (2,933)    (1,887)       311    (17,851)   (11,563)    (5,049)    18,323
Capital expenditures......................       553      1,977      1,512      1,054      2,589      1,373        391
Depreciation and amortization (d) ........     3,721      3,921      4,455      4,006      3,539      1,760      1,823
Ratio of earnings to fixed charges (e) ...        --       1.36x      1.70x      2.96x      3.80x      3.48x      2.52x

OPERATING DATA:
Pounds of product shipped.................   118,352    123,069    148,970    137,779    138,380     67,321     75,090
Adjusted EBITDA per pound.................  $  0.108   $  0.127   $  0.165   $  0.170   $  0.161   $  0.160   $  0.213
Average aluminum market price per pound ..  $  0.576   $  0.541   $  0.688   $  0.875   $  0.725   $  0.753   $  0.770

                         (footnotes on following page)

------------
(a) Earnings (loss) before extraordinary loss and cumulative effect of accounting change excludes an extraordinary loss of $1,143 (net of applicable income taxes of $731) on the refinancing of debt in the six months ended June 29, 1997, an extraordinary loss of $1,092 (net of applicable income taxes of $698) on the refinancing of debt in 1994 and a cumulative effect of accounting change for income taxes in 1993 of $618.
(b) Total indebtedness as of June 29, 1997 includes $15.0 million of Subordinated Notes which were prepaid on July 15, 1997, using a portion of the proceeds of the issuance of the Old Notes, which had been placed in escrow on May 28, 1997 for such purpose.
(c) Adjusted EBITDA is defined as earnings before interest expense, income taxes and depreciation and amortization and excludes LIFO income or charges and extraordinary and non-recurring items. Adjusted EBITDA reported above excludes LIFO charges (income) of $0, $0, $5,551 ($2,530), ($2,332), ($1,134) and $1,935 during the years ended December
       31, 1992, 1993, 1994, 1995 and 1996, respectively, and for the six months ended June 30, 1996 and June 29, 1997, respectively. Adjusted EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operations, or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. In addition, although the EBITDA or Adjusted EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by companies as a measure of operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA and Adjusted EBITDA are not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.
(d) Amortization does not include amortization of debt issuance costs of $550, $334, $474, $570, $495, $248 and $278 during the years ended
       December 31, 1992, 1993, 1994, 1995 and 1996, respectively, and for the six months ended June 30, 1996 and June 29, 1997, respectively.
(e) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of earnings (loss) before income taxes and fixed charges. Fixed charges consist of interest expense, whether expensed or capitalized, including amortization of deferred financing costs, and the portion of rental expense considered to be interest. For the year ended December 31, 1992, the Company's earnings were insufficient to cover fixed charges by $164.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   The Company is a leading extruder of soft alloy aluminum products, serving principally the building and construction, transportation and consumer durables markets. The following discussions of financial condition and the results of operations for the six months ended June 29, 1997 and June 30, 1996, and the years ended December 31, 1996, 1995 and 1994, are based on the historical results achieved by the Company.

CUSTOMER DISTRIBUTION

   The following tables profile customers of the Company by market sector or distribution channel, the first by sales dollars and the second by pounds shipped.

Customer Distribution (Sales Dollars):


                                                                                              SIX MONTHS ENDED
                                                                                  ---------------------------------------
                              1994                1995                1996            JUNE 30, 1996       JUNE 29, 1997
                      ------------------- ------------------- ------------------- ------------------- -------------------
                        DOLLARS      %      DOLLARS      %      DOLLARS      %      DOLLARS      %      DOLLARS      %
                      ---------- -------- ---------- -------- ---------- -------- ---------- -------- ---------- --------
                                                             (DOLLARS IN THOUSANDS)
Building/Construction
 Commercial ..........$ 36,625      17.7%   $ 43,131    18.7%   $ 44,984     20.7%   $ 22,531   20.7%   $ 19,634    16.7%
 Residential .........  52,579      25.5      53,200    23.1      58,530     26.9      29,064   26.7      29,600    25.2
Transportation .......  62,060      30.1      74,027    32.2      52,802     24.2      28,347   26.1      31,032    26.5
Consumer Durables  ...  18,487       9.0      21,399     9.3      24,189     11.1      12,313   11.3      11,041     9.4
Equipment/Electrical    12,341       6.0      16,086     7.0      17,003      7.8       7,107    6.5      10,173     8.7
Distributors/Other  ..  24,424      11.7      22,312     9.7      20,255      9.3       9,484    8.7      15,868    13.5
                      --------   -------- ---------- -------- ----------  --------  ---------- ------ ---------- --------
                       206,516     100.0%    230,155   100.0%    217,763    100.0%    108,846  100.0%    117,348   100.0%
                                 ========            ========             ========             ======             ========
Less Returns/Freight/
 Discounts............   8,525                 8,753               9,129                4,393              4,441
                      --------            ----------          ----------            ---------         ----------
 Net Sales--Products  $197,991              $221,402            $208,634             $104,453           $112,907
                      ========            ==========          ==========            =========         ==========

Customer Distribution (Pounds Sold):
                                                                                                  SIX MONTHS ENDED
                                                                                  ---------------------------------------
                              1994                1995                1996            JUNE 30, 1996       JUNE 29, 1997
                      ------------------- ------------------- ------------------- ------------------- -------------------
                         POUNDS      %       POUNDS      %       POUNDS      %       POUNDS      %       POUNDS      %
                      ---------- -------- ---------- -------- ---------- -------- ---------- -------- ---------- --------
                                                                (POUNDS IN THOUSANDS)
Building/Construction
 Commercial ..........  27,621      18.5%     27,223    19.8%     30,020    21.7%     15,689       23.3%     13,702    18.2%
 Residential .........  38,730      26.0      32,958    23.9      38,063    27.5      20,007       29.7      19,942    26.6
Transportation .......  39,413      26.5      40,178    29.2      27,514    19.9      14,894       22.1      17,946    23.9
Consumer Durables  ...  13,269       8.9      12,655     9.2      15,820    11.4       7,953       11.8       7,135     9.5
Equipment/Electrical     9,562       6.4      10,074     7.3      11,269     8.1       4,684        7.0       6,776     9.0
Distributors/Other  ..  20,375      13.7      14,691    10.6      15,694    11.4       4,094        6.1       9,589    12.8
                      ---------- -------- ---------- -------- ----------- --------  --------   --------  ---------- --------
 Pounds of Product
  Shipped............. 148,970     100.0%    137,779   100.0%    138,380  100.0%      67,321     100.0%      75,090   100.0%
                      ========== ======== ========== ======== ========== =========  ========   ========  ========== ========


FINANCIAL PRESENTATION


   The table below sets forth for the periods indicated, net sales, gross profit, operating profit and net earnings, and for performance measurement, pounds of product shipped, gross sales price per pound, Adjusted EBITDA (see note (c) to the Summary Historical Financial Data) and Adjusted EBITDA per pound. The table also identifies average market prices of aluminum per pound. For reasons discussed below, the Company focuses on pounds of product shipped, Adjusted EBITDA and Adjusted EBITDA per pound as important measures of its financial performance.

                                                  YEAR ENDED DECEMBER 31,        SIX MONTHS ENDED
                                             -------------------------------- ---------------------
                                                                                JUNE 30,   JUNE 29,
                                                 1994       1995       1996       1996       1997
                                             ---------- ---------- ---------- ---------- ----------
                                                      (IN THOUSANDS, EXCEPT PER POUND DATA)
Net sales--Products .........................  $197,991   $221,402   $208,634   $104,453   $112,907
Net sales--Metal ............................        --     11,153     19,527     10,613      7,131
                                             ---------- ---------- ---------- ---------- ----------
 Net sales ..................................   197,991    232,555    228,161    115,066    120,038
Cost of sales--Products .....................   168,810    183,332    171,656     86,345     93,008
Cost of sales--Metal ........................        --     11,082     19,550     10,604      6,874
                                             ---------- ---------- ---------- ---------- ----------
 Cost of sales ..............................   168,810    194,414    191,206     96,949     99,882
Gross profit ................................    29,181     38,141     36,955     18,117     20,156
Operating profit ............................    14,645     21,930     21,078     10,127      8,163
Earnings before extraordinary item ..........     3,186      8,581      8,843      4,115      2,832
Pounds of product shipped ...................   148,970    137,779    138,380     67,321     75,090
Gross sales price per pound .................  $  1.386   $  1.670   $  1.574   $  1.617   $  1.563
Adjusted EBITDA .............................    24,651     23,406     22,285     10,753     15,990
Adjusted EBITDA per pound ...................     0.165      0.170      0.161      0.160      0.213
Average aluminum market price per pound  ....     0.688      0.875      0.725      0.753      0.770
Market price of aluminum per pound at period
 end ........................................     0.950      0.797      0.736      0.701      0.759



   Aluminum Prices. For the periods indicated, approximately 60% of the Company's cost of sales reflect the cost of aluminum, its principal raw material. The Company seeks to manage aluminum price fluctuations, which can be volatile, principally either by passing aluminum prices through to customers by systematic market indexed pricing or by fixing the cost of aluminum by hedging against committed fixed price sales to customers. As a result, increases and decreases in aluminum prices have generally caused similar increases and decreases in selling prices, sales and costs of sales, and generally have had little impact on the Company's level of profitability for the periods described herein.

   Business Activity. The Company's experience indicates that pounds of product shipped has a direct impact on profitability, since a significant portion of the Company's operating costs are fixed. The Company defines pounds of product shipped as the weight of all extrusions shipped, including those pounds transferred within the Company from which it manufactures fabricated parts, components and assemblies, but excluding the pounds of aluminum related to excess metal sales (as described herein).


   Performance Measures. The Company believes that its abilities to manage its sales spread (gross sales minus aluminum costs), control variable spending and minimize its fixed cost structure are significant determinants of profitability and resultant cash flow. The Company, therefore, monitors its sales spread per pound, variable costs per pound and fixed costs per pound, focusing on the end results of Adjusted EBITDA (see note (c) to the Summary Historical Financial Data) and Adjusted EBITDA per pound. The Company believes that Adjusted EBITDA and Adjusted EBITDA per pound provide good measures of overall financial performance.

   LIFO Inventory. The Company values its aluminum inventory under the last-in, first-out (LIFO) method. During periods of rising aluminum prices, compared to historical LIFO inventory values, the Company may incur LIFO charges, which will reduce taxable income, and when aluminum prices subsequently decline, the Company may recognize LIFO income, which will increase taxable income. As a result of the fluctuations in earnings levels resulting from the application of LIFO, the Company excludes LIFO charges and income from certain performance measures, such as Adjusted EBITDA.


   Excess Metal Sales. The Company's policy is to sell excess metal (primary aluminum ingot and billet) on the open market when necessary to maintain aluminum inventory levels consistent with near-term business needs. Imbalances in inventory can arise from the ongoing and efficient operation of the Company's casting facility and from the Company's obligations to purchase fixed amounts of primary aluminum ingot and billet under the Venalum Agreement. The sale of excess metal, which also reflects aluminum price fluctuations, has minimal effect on profit performance since the prices of metal bought and metal sold are closely matched. Pounds of excess metal sold are not included in the calculation of pounds of product shipped, the Company's principal indicator of business activity. In the normal course of business, the Company also sells secondary aluminum billet and aluminum scrap, which are not accounted for as excess metal sales.


SIX MONTHS ENDED JUNE 29, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

   The Company's net sales increased to $120.0 million in the six months ended June 29, 1997 from $115.1 million in the six months ended June 30, 1996, an increase of $4.9 million or 4.3%. Net sales -products increased to $112.9 million in the six months ended June 29, 1997 from $104.5 million in the six months ended June 30, 1996, an increase of $8.4 million or 8.0%. Sales of value added products increased $1.2 million, or 1.9%, to $64.9 million for the six months ended June 29, 1997 from $63.7 million for the six months ended June 30, 1996. Sales of mill finished extrusions increased 16.1%, reflecting a slight decrease in aluminum prices which was more than offset by an increase in shipments of mill finished products, particularly to trailer manufacturers and several material handling accounts. The gross sales price per pound declined 3.3% due to a higher sales mix of mill finished extrusions offsetting an increase of $0.017 in the average market price per pound of aluminum.

   Pounds of product shipped increased 7.8 million pounds, or 11.6%, to 75.1 million in the six months ended June 29, 1997 from 67.3 million pounds of product shipped in the six months ended June 30, 1996. Shipments to commercial construction decreased 2.0 million pounds, largely due to the loss of a curtain wall and store front account, the completion of a contract involving a bridge renovation project and the loss of a commercial door account. In residential construction, shipments were relatively flat, decreasing 0.1 million pounds. Shipments to transportation increased 3.1 million pounds, due to a significant order involving delivery vehicles and increased business with major tractor and trailer manufacturers. In consumer durables, shipments were down 0.8 million pounds with an increase in demand for office furniture more than offset by a decrease in demand for pleasure boats and other consumer durables. Shipments to equipment/electrical increased 2.1 million pounds due to continuing strong performance of several niche accounts, particularly those related to materials handling. The increase of 5.5 million pounds to distributors/other resulted mainly from continuing sales efforts to increase custom extrusion business with select distributors.

   Cost of sales increased to $99.9 million for the six months ended June 29, 1997 from $96.9 million in the six months ended June 30, 1996, an increase of $3.0 million or 3.1%. Cost of sales -products increased to $93.0 million for the six months ended June 29, 1997 from $86.3 million for the six months ended June 30, 1996, an increase of $6.7 million or 7.8%. This increase resulted from a $3.1 million increase in LIFO charges, a $1.6 million increase in operating costs and a $2.0 million increase in aluminum costs. Variable costs per pound, however, decreased to $0.415 in the six months ended June 29, 1997 from $0.444 in the six months ended June 30, 1996, an improvement of $0.029 per pound. This improved performance was due to better capacity utilization, improved extrusion press and casting efficiencies, and control of variable spending.

   Gross profit increased to $20.2 million in the six months ended June 29, 1997 from $18.1 million in the six months ended June 30, 1996, an increase of $2.1 million or 11.6%.

   Selling, general and administrative expenses, including compensation from the settlement of employee stock options, increased to $12.0 million in the six months ended June 29, 1997 from $8.0 million in the six months ended June 30, 1996, an increase of $4.0 million or 50%. This increase is primarily attributable to an increase of $4.1 million in compensation related to the settlement of employee stock options as part of the Recapitalization. Other selling, general and administrative expenses decreased slightly by $0.1 million.

   Operating profit decreased to $8.2 million in the six months ended June 29, 1997 from $10.1 million in the six months ended June 30, 1996, a decrease of $1.9 million or 18.8%.

   Interest expense increased to $3.1 million in the six months ended June 29, 1997 from $2.7 million in the six months ended June 30, 1996, an increase of $0.4 million. This increase was mainly attributable to the increase in debt outstanding and higher effective interest rates as a result of the Recapitalization.

Income tax expense decreased to $2.2 million in the six months ended June 29, 1997 from $3.3 million in the six months ended June 30, 1996, a decrease of $1.1 million. The effective tax rate for the six months ended June 29, 1997 and June 30, 1996 was 44%, which differed from the federal statutory rate of 35% due to the goodwill amortization and state income taxes.

   The Company incurred an extraordinary loss of $1.1 million (net of applicable income taxes of $0.7 million) on the refinancing of debt related to the Recapitalization.

   As a result of the above factors, net earnings decreased to $1.7 million in the six months ended June 29, 1997 from $4.1 million in the six months ended June 30, 1996, a decrease of $2.4 million or 58.5%.

   Adjusted EBITDA, as previously defined in note (c) to the Summary Historical Financial Data, increased to $16.0 million in the six months ended June 29, 1997 from $10.8 million in the six months ended June 30, 1996, an increase of $5.2 million or 48.1%. The improvement in Adjusted EBITDA consisted of $2.4 million from increased sales volume, $2.7 million from a net reduction in operating costs (as previously discussed), and $0.1 million from an increase in sales spread. Adjusted EBITDA per pound, in turn, increased $0.053 to $0.213 to the six months ended June 30, 1997 since the increase in Adjusted EBITDA was substantially greater than the increase in pounds shipped.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995


   The Company's net sales decreased to $228.2 million in 1996 from $232.6 million in 1995, a decrease of $4.4 million or 1.9%. Net sales -products decreased to $208.6 million in 1996 from $221.4 million in 1995, a decrease of $12.8 million or 5.8%. Sales of value added products increased $6.0 million, or 5.0%, to $126.7 million for the year ended December 31, 1996 from $120.7 million for the year ended December 31, 1995. Sales of mill finished extrusions declined 16.8%, reflecting a decrease in both aluminum prices and shipments of mill finished products, particularly to trailer manufacturers. The $0.096 decrease in gross sales price per pound was less than the $0.150 decline in the average market price per pound of aluminum, due to a higher sales mix of value added products, led by an increase of 18.6% in sales of painted or anodized products.

   Pounds of product shipped increased 0.6 million pounds, or 0.4%, to 138.4 million in 1996 from 137.8 million pounds of product shipped in 1995. Shipments to commercial construction increased 2.8 million pounds, reflecting business from a new architectural account, and residential construction increased 5.1 million pounds, mainly because of a management decision to dedicate more press capacity to mobile home products. In transportation, shipments decreased 12.7 million pounds, primarily as a result of a 20% decline in shipments to truck and trailer manufacturing as the industry consolidated after record production in the 1994-1995 period. Consumer durables increased 3.2 million pounds primarily due to growth in demand for office furniture and pleasure boats. Shipments to equipment/electrical increased by 1.2 million pounds due to the continuing strong performance of several niche accounts. The increase of 1.0 million pounds to distributors/others resulted mainly from sales efforts to obtain custom extrusion business with select distributors.


   Cost of sales decreased to $191.2 million in 1996 from $194.4 million in 1995, a decrease of $3.2 million or 1.6%. Cost of sales -products decreased to $171.7 million in 1996 from $183.3 million in 1995, a decrease of $11.6 million or 6.3%. This decrease resulted from a $14.7 million decrease in aluminum costs, a $0.2 million increase in LIFO adjustments, and a $2.9 million increase in operating costs. Production labor costs per pound increased $0.011 mainly due to a shift in production mix from large truck trailer extrusion shapes to smaller extrusion shapes requiring more press labor and higher costs of labor and shipping materials, due to more extensive protective packing. Other variable costs increased $0.014 mainly due to a large increase in natural gas prices.

   Gross profit decreased to $37.0 million in 1996 from $38.1 million in 1995, a decrease of $1.1 million or 2.9%.

   Selling and administrative expenses decreased to $15.9 million in 1996 from $16.2 million in 1995, a decrease of $0.3 million or 1.9%. The contributing factors included professional fees, which decreased $0.2 million; and travel expenses, which decreased $0.3 million; both decreases were due to completion of supervisory training principally undertaken in 1995. Offsetting these decreases were personnel costs, which increased $0.3 million due to increased management incentive bonuses and employee stock option compensation.

   Operating profit decreased to $21.1 million in 1996 from $21.9 million in 1995, a decrease of $0.8 million or 3.7%.

   Interest expense decreased to $5.2 million in 1996 from $7.1 million in 1995, a decrease of $1.9 million or 26.8%. The decrease in interest expense resulted from a reduction in debt outstanding and a performance-based decrease in interest rates under the Old Credit Facility. In 1996, the Company was able to reduce debt from $51.7 million to $40.1 million, a decrease of $11.6 million. Income tax expense increased to $7.1 million in 1996 from $6.3 million in 1995, an increase of $0.8 million. Effective tax rates for the years ended December 31, 1996 and 1995 were 44% and 42%, respectively, which differed from the federal statutory rate of 35% due to goodwill amortization and state income taxes, and in the case of 1996, the payment of income taxes due from prior periods.

   As a result of the above factors, net earnings increased to $8.8 million in 1996 from $8.6 million in 1995, an increase of approximately $0.2 million or 2.3%.


   Adjusted EBITDA decreased to $22.3 million in 1996 from $23.4 million in 1995, a decrease of $1.1 million or 4.7%. The decline in Adjusted EBITDA consisted of $3.2 million from a net increase in operating costs (as previously discussed) offset by an improvement in sales spread of $1.9 million and of $0.2 million due to a slight increase in sales volume. Adjusted EBITDA per pound, in turn, decreased $0.009 to $0.161 in 1996.


YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


   The Company's net sales increased to $232.6 million in 1995 from $198.0 million in 1994, an increase of $34.6 million or 17.5%. Net sales -products increased to $221.4 million in 1995 from $198.0 million in 1994, an increase of $23.4 million or 11.8%. Sales of value added products increased $4.3 million, or 3.7%, to $120.7 million for the year ended December 31, 1995 from $116.4 million for the year ended December 31, 1994. Sales of mill finished extrusions increased 21.5%, reflecting an increase in aluminum prices which was offset by a decrease in shipments of mill finished products, particularly to the residential construction and distributor markets. The increase of $0.284 in the Company's gross sales price per pound was greater than the $0.187 increase in the average market price per pound of aluminum, reflecting improved sales spread.

   Pounds of product shipped decreased 11.2 million or 7.5% to 137.8 million in 1995 from 149.0 million pounds of product shipped in 1994, which was the Company's all-time high shipment level. Shipments to commercial construction were relatively flat. Residential construction decreased 5.8 million pounds primarily due to an inventory correction after the build-up of customer inventories in the second half of 1994. In transportation, shipments increased
0.8 million pounds with demand in trailer manufacturing offsetting a decrease in components for utility vehicles. The decline of 0.6 million pounds in consumer durables paralleled the market decline in consumer durables. Shipments increased to equipment/electrical due to continuing strong performance of several niche accounts of the Company. Business with distributors/others declined by 5.7 million pounds, of which 4.3 million reflected an adverse response by distributors to the Company's emphasis on deliveries to other markets in 1994.


   Cost of sales increased to $194.4 million in 1995 from $168.8 million in 1994, an increase of $25.6 million or 15.2%. Cost of sales -products increased to $183.3 million in 1995 from $168.8 million in 1994, an increase of $14.5 million or 8.6%. This increase resulted from a $25.8 million increase in aluminum costs, an $8.1 million decrease in LIFO adjustments, and a $3.2 million decrease in operating costs. Production labor costs per pound increased slightly by $0.002, reflecting normal wage increases, whereas other variable costs increased $0.010, mainly because of increased purchases of parts and services to support more value added business in 1995.


   Gross profit increased to $38.1 million in 1995 from $29.2 million in 1994, an increase of $8.9 million or 30.5%.

   Selling and administrative expenses increased to $16.2 million in 1995 from $14.5 million in 1994, an increase of approximately $1.7 million or 11.7%. The main contributing factors were an investment of $0.4 million in supervisory training, which increased professional fees and out-of-pocket travel expenses, an increase in bad debts expense of $0.4 million related to a bankrupt customer, and an increase in expense of $0.5 million related to the adoption of Statement of Financial Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, on a prospective basis.

   Operating profit increased to $21.9 million in 1995 from $14.6 million in 1994, an increase of $7.3 million or 50.0%.

   Interest expense decreased to $7.1 million in 1995 from $8.4 million in 1994, a decrease of $1.3 million or 15.5%. The decrease in interest expense resulted from the refinancing of $35.5 million of 13.375% Senior Subordinated Notes in December 1994 and a reduction in debt outstanding under the Old Credit Facility. In 1995, the Company was able to reduce debt from $69.1 million to $51.7 million, a decrease of $17.4 million. Income tax expense increased to $6.3 million in 1995 from $3.0 million in 1994, an increase of $3.3 million. The effective tax rates for the years ended December 31, 1995 and 1994 were 42% and 49%, respectively, which differed from the federal statutory rate of 35% and 34%, respectively, primarily due to goodwill amortization and state income taxes.

   As a result of the above factors, earnings before extraordinary item increased to $8.6 million in 1995 from $3.2 million in 1994, an increase of $5.4 million or 168.8%. The Company's net earnings for 1994 were $2.1 million after taking into account an extraordinary loss of $1.1 million on the refinancing of debt.


   Adjusted EBITDA decreased to $23.4 million in 1995 from $24.7 million in 1994, a decrease of approximately $1.3 million or 5.3%. The decline in Adjusted EBITDA followed the decline in operating profit after excluding non-cash LIFO adjustments and a decrease in depreciation charges of $0.5 million. Adjusted EBITDA per pound, in turn, increased $0.005 to $0.170 in 1995.

LIQUIDITY AND CAPITAL RESOURCES

   The Company has historically obtained funds from its operations, augmented by borrowings made under various credit agreements. Aluminum price changes increase or decrease working capital requirements since the dollar value of accounts receivable, inventories and accounts payable reflect these changes. Working capital requirements are generally higher during periods of higher aluminum prices.

 Cash Flows from Operating Activities


   Cash provided by operations for the six months ended June 29, 1997 and June 30, 1996 and for the years ended 1996, 1995 and 1994 was $1.6 million, $6.9 million, $14.1 million, $17.4 million and $1.9 million, respectively. Cash flow for the six months ended June 29, 1997 was significantly lower than cash flow for the six months ended June 30, 1996, primarily as a result of reduced net earnings, reflecting the non-recurring compensation charge. In addition, cash flow decreased as a result of increases in accounts receivable and inventories resulting from increased levels of business activity and increased aluminum prices. In 1996, cash flow was strong reflecting a modest improvement in profit performance and continued emphasis on working capital management. In 1995, cash flow improved significantly from 1994 due to improved profit performance and effective working capital management. Total working capital (excluding current portion of long term debt) at June 29, 1997 and June 30, 1996 and at December 31, 1996, 1995 and 1994 was $43.0 million, $19.0 million, $18.2 million, $19.4 million and $25.3 million, respectively. For the six months ended June 29, 1997, increased cash, resulting from the escrow of funds for the retirement of the Subordinated Notes, and increases in other working capital accounts, reflecting the impact of increased business activity and the effect of rising aluminum prices, resulted in higher working capital than for the six months ended June 30, 1996. In 1994, both higher aluminum prices and increased volume required higher working capital than 1995, whereas in 1995, higher aluminum prices and higher inventory levels resulted in higher working capital requirement than 1996.


 Cash Flows from Investing Activities


   Expenditures for property, plant and equipment were $0.4 million, $1.4 million, $2.6 million, $1.1 million and $1.5 million in the six months ended June 29, 1997 and June 30, 1996 and in the years 1996,

1995 and 1994, respectively. During the last two years, the Company has successfully increased its casting capacity by 15% and capacities on two of its extrusion presses by an average of 11% without the acquisition of expensive new equipment. The Company also made investments in computerized numerical control ("CNC") mills, benders, saws and presses to increase its fabrication capabilities. The Company curtailed its capital expenditure program during the six months ended June 29, 1997 due to the Recapitalization. The Company anticipates that expenditures for property, plant and equipment will approach $2.0 million in 1997 and will average $3.5 million per annum over the next five years. Approximately $2.5 million of the annual $3.5 million expenditure is expected to be invested in productivity improvements and capacity enhancements, with the remainder expected to be used for maintenance capital.

 Cash Flows from Financing Activities


   On May 28, 1997, the Company issued and sold the Old Notes to the Initial Purchaser. The Old Notes bear interest at a rate of 10.125% per annum, and the Company is required to make semi-annual payments of interest on the Old Notes. The Company used a portion of the proceeds from the issuance of the Old Notes to repay the Old Credit Facility (approximately $21.2 million outstanding as of May 28, 1997) and put a portion of proceeds into an escrow account for the redemption of the Subordinated Notes. Upon the issuance of the Old Notes, the Company entered into the New Credit Facility, which provides a $15.0 million five-year secured revolving credit facility for working capital and general corporate purposes. The New Credit Facility is expected to be undrawn as of the consummation of the Recapitalization. See "The Recapitalization."

   The offering of the Old Notes, the repayment of the Old Credit Facility, the retirement of the Subordinated Notes and the entering into of the New Credit Facility were part of the Recapitalization. As part of the Recapitalization, the Company used a substantial portion of the proceeds received from the issuance and sale of the Notes to make the Distribution. In the six months ended June 29, 1997, the Company paid the Dividend of $62.00 per share, or $56.0 million, to the holders of the common stock of the Company, paid or put into escrow an aggregate of $37.5 million related to the retirement of debt and paid $1.1 million for the repurchase of shares of common stock from certain shareholders. The Company also incurred $4.1 million of compensation expense related to the settlement of employee stock options.

   In December 1994, the Company entered into the Old Credit Facility, a $62.0 million bank credit agreement comprised of a $22.0 million working capital line of credit, a $33.0 million term loan and a $7.0 million term loan. Under the Old Credit Facility, the Company is required to make payments of interest on a monthly or quarterly basis and quarterly scheduled principal payments of $1.4 million on the $33.0 million term loan. The Company is in full compliance with the Old Credit Facility and has prepaid $14.5 million of the $33.0 million term loan as of March 30, 1997. In addition, in December 1994, the Company issued $15.0 million aggregate principal amount of Subordinated Notes, which mature in July 2001 to refinance a like amount of subordinated notes maturing in July 1999. The Company is required to make semi-annual payments of interest on the Subordinated Notes.


 Indebtedness and Liquidity


   As of June 29, 1997, the Company had $105 million of Old Notes outstanding and no borrowings under the New Credit Facility. In addition, the Company had $15.0 million of Subordinated Notes outstanding, which were prepaid on July 15, 1997, using a portion of the proceeds of the issuance of the Old Notes, which had been placed in escrow on May 28, 1997 for such purpose. The significant indebtedness to be incurred by the Company as a result of the Recapitalization will have several important consequences, the foremost being that interest expense will be substantially higher than immediately prior to such transactions. The ability of the Company to satisfy its obligations pursuant to such indebtedness, including pursuant to the New Notes and the Indenture, will be dependent upon the Company's future performance which, in turn, will be subject to management, financial, and other business factors affecting the business and operations of the Company, some of which are not in the Company's control. The Company's liquidity may also be impacted by environmental and other regulatory matters. See "Risk Factors -- Substantial Leverage; Ability to Service Indebtedness."

   The Company currently believes that cash flow from operating activities, together with borrowings available under the New Credit Facility, will be sufficient to fund currently anticipated working capital needs and capital expenditure requirements for at least several years. However, there can be no assurance that this will be the case.

 Futures Contracts and Forward Sales Contracts

   In the normal course of business, the Company enters into forward sales contracts with certain customers for the sale of fixed quantities of finished products at scheduled intervals. The aluminum cost component of the forward sales contract is fixed for the duration of the contract, based on forward market prices at the inception of the contract. In order to hedge its exposure to aluminum price volatility under these forward sales contracts, the Company enters into aluminum futures contracts (a financial hedge) based on the scheduled deliveries.


   At June 29, 1997, the Company was party to $7.3 million of aluminum futures contracts through nationally recognized brokerage firms and major metal brokers. These aluminum futures contracts are for periods between July 1997 and November 1998, covering 10.0 million pounds of aluminum at prices expected to be settled financially in cash as they reach their respective settlement dates. The Company does not engage in any speculative trading of futures contracts.


 LIFO Adjustment and Inflation


   The largest component of the Company's cost of sales is aluminum, its principal raw material. Aluminum costs can be volatile, and reported results may vary due to LIFO adjustments, as previously discussed. With the exception of LIFO adjustments, the Company does not believe that inflation has had a significant impact on its results of operations for the six months ended June 29, 1997 and June 30, 1996 and the years 1996, 1995 and 1994.


SEASONALITY

   The Company generally does not experience significant seasonality in its business. However, working capital requirements are often higher and operating results are often lower during the fourth quarter principally due to reduced shipments of product and increased inventory due to the decrease in sales during the holiday season and increased accounts receivable due to customers' delaying payment until after the year-end.

                                   BUSINESS

   Wells is a leading extruder, finisher and fabricator of aluminum products. For the years 1994 through 1996, over 92% of the products sold by the Company were engineered and manufactured according to individual customer specifications, and include custom designed extrusions and fabricated parts and assemblies. In addition to mill finished extrusions (extrusions which have neither been painted nor anodized), the Company's operations include painting, anodizing (an electrolytic process which finely etches the surfaces of an extrusion providing a hard coat which may contain color) and fabrication, which enables the Company to provide its customers with assembly-ready components. Wells also operates its own casting facility for aluminum billet, enabling the Company to manage its internal billet requirements as well as to recycle its scrap for use in its extrusion operations. The Company's network of plants consists of seven facilities in six states in the midwestern and southeastern United States. These plants contain 12 extrusion presses and are located to meet various regional demands; minimize transportation costs; balance production requirements among plants, affording more flexibility and higher utilization; and provide single source reliability to large customers.


   Through its regional plant system in the Midwest and Southeast, the Company is able to produce a broad range of extruded, finished and fabricated products used by its approximately 800 customers in the manufacture of their end products. Approximately two-thirds of the Company's 1996 sales in pounds were made to customers that have been customers of the Company for more than 10 years. The Company sells its products primarily to the building and construction (for both new construction and replacement), transportation and consumer durables industries. These products include: (i) door and window components, commercial entrance doors and patio doors for the building and construction market; (ii) school bus windows and components for truck cabs, truck trailers, delivery vans, recreational vehicles and automotive accessories for the transportation market; (iii) components for home and office furniture, golf carts and pleasure boats for the consumer durables market; and (iv) heat sinks and components for lighting fixtures for the electrical and equipment market. For the twelve months ended June 29, 1997, the Company sold 146.1 million pounds of aluminum extrusions, generating net sales of $233.1 million, net earnings of $6.4 million, and Adjusted EBITDA (see note (c) to the Summary Historical Financial Data) of $27.5 million.


INDUSTRY OVERVIEW

   The Company participates on a regional basis in the U.S. market for extruded aluminum products, an overall market estimated at approximately 3.5 billion pounds for 1996. The Company believes that this market has been subject to annual fluctuations reflecting general economic conditions. The 1996 demand represents a 3.1% increase from the 1995 volume of 3,400 million pounds and a 6.8% increase from the 1994 volume of 3,281 million pounds. The following table provides an estimate of extrusion shipments by end market for 1994, 1995 and 1996.

             U.S. ALUMINUM EXTRUSION MARKET (MILLIONS OF POUNDS)

                              1994              1995              1996
                       ----------------- ----------------- ----------------
                         POUNDS     %      POUNDS     %      POUNDS     %
                       -------- -------- -------- -------- -------- -------
Building/Construction      984     30.0%     943     27.7%     998     28.5%
Transportation ........    895     27.3      941     27.7      875     25.0
Consumer Durables  ....    385     11.7      367     10.8      377     10.8
Equipment/Electrical  .    284      8.7      288      8.5      300      8.6
Distributors/Other(a)      733     22.3      861     25.3      955     27.1
                       -------- -------- -------- -------- -------- -------
 Estimated Market  ....  3,281    100.0%   3,400    100.0%   3,505    100.0%
                       ======== ======== ======== ======== ======== =======

------------
Sources: Information based on data from the Aluminum Extruders Council, the Aluminum Association and management estimates

(a) Extrusions sold to distributors may be resold to any of the above categories but are not included in such categories.

   The Company believes that the structure of the aluminum extrusion industry has changed substantially since the early 1970s, as follows. Initially, primary aluminum producers dominated the industry through vertical integration which provided their captive extruders with lower raw material costs. In the mid-1970s, however, supplies from offshore and the increasing use of aluminum scrap transformed aluminum ingot into a worldwide product. Extruders not affiliated with primary producers were then able to purchase aluminum at competitive prices. The reduced cost advantages of the primary captive extruders allowed the entry of low-cost, service-oriented independent extruders.

   The Company believes that the economic recession of the late 1980s and early 1990s resulted in the closure of a number of small aluminum extrusion operations and the contraction of extrusion press capacity at regional extruders and primary aluminum producers. Currently, according to industry sources, there are more than 75 independent and integrated aluminum extruders operating at least 140 plants in the United States with a minimum of 450 extrusion presses. The Company believes that the aluminum extrusion market in the United States continues to be highly fragmented, although some consolidation has taken place during the last two years. Due to logistics, higher transportation costs and the need for generally rapid response to custom orders, imports have not, and the Company believes are not likely to be, a significant factor in the U.S. market. The exception would be in the states on the geographical borders of the United States, where extrusions produced in Canada or Mexico can be a competitive factor.


   The Company believes that the markets for extruder-provided finishing and fabrication will grow faster than the extrusion market as a whole, as extrusion users out-source more value added operations. The Company believes that, with its regional network of plants and its production capabilities, it is well-positioned to respond to changes in the aluminum extrusion marketplace.

COMPANY STRENGTHS

   VALUE ADDED FINISHING AND FABRICATION. The Company provides a wide variety of value added finishing and fabrication services, including painting, anodizing, bending, cutting, milling, welding and assembly. Approximately 58% of the Company's gross sales in 1996 included some degree of value added processing, which provided Wells with a higher profit margin than the profit margin for mill finished extrusions. The Company's ability to provide finished components that are ready to be included in a customer's manufacturing process enables the Company to better satisfy the needs of, and expand its business with, existing customers as well as to attract additional customers. In addition, the Company has broad expertise in product and die engineering, enabling the Company to assist customers in utilizing extrusions or fabricated components and assemblies and in creating complex extrusions to replace several separate parts. For example, the Company has provided engineering analysis as part of the redesign of an industrial vehicle suspension, has assisted with the redesign of a boat deck in order to reduce both the number of separate parts and customer assembly time, and is collaborating with a manufacturer of light weight boat trailers on its conversion from steel to aluminum.

   LONG-TERM RELATIONSHIPS WITH DIVERSE CUSTOMER BASE. Over 66% of the Company's sales in pounds in 1996 were made to customers that have been Wells customers for over 10 years. Such strong relationships may decrease the Company's exposure to volume reductions that may occur in a recession since customers may be more likely to reduce volume from their less favored suppliers. The Company's customers operate in many industries, including building and construction, transportation, and consumer durables, and in a broad range of markets within each industry. The diversity of its customer base provides a foundation of experience on which the Company can build in order to expand into new markets. For example, a fabrication technique (coining) developed by the Company for the high-end office furniture market has also found application with customers manufacturing pleasure boats, increasing the Company's business in that segment. In addition, the Company's familiarity with the quality, documentation and scheduling disciplines of truck and automotive customers has facilitated entry into other industrial markets.

   REPUTATION FOR QUALITY PRODUCTS AND SERVICE. A 1995 survey of a broad range of extrusion purchasers commissioned by the Company confirmed the Company's reputation as a high quality extruder. For each of the past five years, less than one percent of the Company's products have been rejected or returned by customers. The Company believes that as a result of its ability to provide a high level of service and quality products at competitive prices, the Company is typically its customers' first or second choice to provide aluminum extruded products. The quality of the Company's products plays a key role in customer growth, retention and recapture. For example, the Company has recaptured the business of a major truck trailer manufacturer, which had switched to a lower priced supplier, despite the fact that Company's prices are higher than those offered by the other supplier. The Company has just become the sole supplier for a customer producing pleasure boats after committing to a "zero defect" program and fulfilling this program in three months. A customer in the storm door market has indicated that the Company's defect rate is 80% less than that of its competitors.

   STRATEGIC NETWORK OF FACILITIES. The Company's seven plants in the Southeast and Midwest are located near most of the Company's customers, which minimizes transportation costs and helps generate collaborative relationships between key Wells and customer personnel. The Company's ability to shift production among its plants allows Wells to more efficiently meet the requirements of its customers. The existence of a core fabrication capability at or adjacent to each extrusion plant and of painting and anodizing capabilities at several locations within the Company's network provides an advantageous mix of services for customers in the most cost effective manner. Because of this network of plants, the Company is well positioned to take advantage of the current industrial trends of outsourcing and just-in-time inventory management. For example, Wells is providing daily shipments of extrusions to a major manufacturer of golf carts and utility vehicles so that such customer can keep its inventory at a minimum yet support its manufacturing requirements. The Company is also providing daily shipments of components and assembled parts to a major truck manufacturer to coordinate with and satisfy its daily assembly line requirements.


   EFFECTIVE MANAGEMENT OF ALUMINUM PRICE FLUCTUATIONS. For the years 1994 through 1996, approximately 60% of the Company's cost of sales reflect the cost of aluminum, its principal raw material. The Company focuses on recovering the cost of aluminum in the sales price charged to its customers in order to maintain profit margins. This is accomplished either by passing cost increases through to customers by systematic market indexed sales pricing or by fixing the cost of metal by hedging against committed fixed price sales. The Company, however, does not engage in speculative hedging. In addition, the Company maintains its inventory at levels consistent with its operating needs (35 days on hand) through centralized purchasing and logistics. The market price of aluminum was extremely volatile over the three year period ending December 31, 1996, while the Company's Adjusted EBITDA (which excludes any LIFO adjustments (see note (c) to the Summary Historical Financial Data)) remained relatively stable despite such price fluctuations, due to the Company's effective pricing management.

BUSINESS STRATEGY

   The Company's objective is to capitalize on its strengths through the implementation of its business strategy which includes the following principal elements:

   ENHANCE LONG-TERM CUSTOMER RELATIONSHIPS. The Company is committed to enhancing its relationships with its customers by tailoring its business approaches and systems to specific customer needs in order to improve quality performance. To that end, the Company utilizes a sales organization comprised primarily of Company-employed representatives having broad extrusion experience. Their responsibility is to create effective account development strategies and to orchestrate the Company's manufacturing, engineering and management resources to better serve the Company's long-term customers. To expand its customer relationships beyond the traditional sales/purchasing function, the Company has recently created sales/engineering/manufacturing teams to address more substantive issues with its customers. For example, the Company has begun a program with one customer to create linked ordering and inventory management systems in order to better support that customer's growth. The Company has also set up focus groups to improve the shop-floor operations of a customer and is working with another customer to overhaul its order-through-billing process. In addition, the Company reserves manufacturing capacity across its plant network to retain and increase business from long-term accounts.

   INCREASE VALUE ADDED CONTENT. The Company can generate higher profit margins and differentiate itself from its competitors by increasing the value added content of its extrusions. On a per pound basis, for example, the painting of a mill finished extrusion can increase the plant margin by 100%; fabrication of a mill finished extrusion can increase the plant margin by 200-800%, depending upon the complexity of the process. Customers have an incentive to purchase more value added products because the use of such products reduces the number of vendors needed and order lead times, and reduces operating costs and overhead by outsourcing internal operations. Over 88% of extrusion purchasers included in a survey commissioned by the Company in 1995 indicated a need for finished and fabricated extrusions. The Company is well-positioned to satisfy increased demand for value added services due to its wide spectrum of finishing and fabrication capabilities, its diverse manufacturing experience throughout its plant network, and its strong technical service capabilities.

   TARGET NEW APPLICATIONS AND MARKETS. The Company also strives to grow its business by developing new opportunities for aluminum extrusion and fabrication. The Company seeks out applications with multi-year life cycles in markets where the use of aluminum enhances performance due to its light weight, resistance to corrosion and cost advantages, capitalizing on its detailed knowledge of design requirements and objectives within specific industries. Over the past five years, the Company has built significant volumes in such market niches as school bus windows, where the Company estimates that it commands an 80% share of the market; high-end office furniture, where the Company is a valued supplier to four of the leading office furniture manufacturers; and industrial fixturing-guarding systems, where the Company serves the three leading suppliers in the market.


   IMPLEMENT STRATEGIC CAPITAL INVESTMENTS. The Company's capital expenditures strategy, pursuant to which the Company is planning to spend approximately $2.0 million in 1997 and $3.5 million annually thereafter through 2002, is to expand capacity, improve productivity and increase value added capabilities principally by upgrading its equipment rather than purchasing new equipment. The Company expects that these investments will be financed by excess cash flow from operations. The Company plans to upgrade and modernize two extrusion presses each year for the next five years, which is expected to increase extrusion capacity by 10% per press. In addition, the Company plans to upgrade and modernize certain equipment at its casting facility, which will expand capacity by 5% and improve the quality of billet cast, and also to expand capabilities in its fabrication facilities. During the last two years, the Company has successfully increased its casting capacity by 15% and the capacities of two of its extrusion presses by an average of 11% without the acquisition of new equipment.


PRODUCTS AND SERVICES

   For the years 1994 through 1996, over 92% of the products sold by the Company were designed and manufactured according to individual customer specifications. Such products include door and window components for both new construction and the replacement market, commercial entrance doors, patio doors, heat sinks, school bus windows, and components for truck cabs, truck trailers, home and office furniture, lighting fixtures, delivery vans, architectural specialties, recreational vehicles, golf carts, pleasure boats, and automotive accessories. The Company believes that the large share of customized products sold by the Company can be attributed to the Company's product quality, high level of customer service, the coordination between its sales force and engineering staff at each plant, its engineering design capabilities and its extensive extrusion, finishing and fabrication capabilities. Over 91% of the Company's approximately 30,000 extrusion dies, which are located throughout the Company's network of plants, are customer-specific and are used to produce custom-designed extrusions. The Company has the capability to cut, bend, punch, mill, weld, paint, and anodize a wide array of aluminum shapes in sizes as small as 1/2 inch or as large as 11 inches in diameter. Moreover, the Company can supply quality products and services on a local or regional basis, which provides a competitive advantage in meeting the needs of customers with multiple plant locations.

                     CUSTOMER DISTRIBUTION (POUNDS SOLD)

                               1992               1993               1994               1995              1996
                       ------------------ ------------------ ------------------ ------------------ -----------------
                         POUNDS      %      POUNDS      %      POUNDS      %      POUNDS      %      POUNDS      %
                       --------- -------- --------- -------- --------- -------- --------- -------- --------- -------
                                                            (POUNDS IN THOUSANDS)
Building/Construction:
 Commercial ...........   26,450    22.3%    27,514    22.4%    27,621    18.5%    27,223    19.8%    30,020    21.7%
 Residential ..........   30,210    25.5     33,251    27.0     38,730    26.0     32,958    23.9     38,063    27.5
Transportation ........   32,998    27.9     32,940    26.8     39,413    26.5     40,178    29.2     27,514    19.9
Consumer Durables  ....   11,243     9.5     10,580     8.6     13,269     8.9     12,655     9.2     15,820    11.4
Equipment/Electrical ..    6,133     5.2      7,349     6.0      9,562     6.4     10,074     7.3     11,269     8.1
Distributors/Other  ...   11,318     9.6     11,435     9.2     20,375    13.7     14,691    10.6     15,694    11.4
                       --------- -------- --------- -------- --------- -------- --------- -------- --------- -------
                         118,352   100.0%   123,069   100.0%   148,970   100.0%   137,779   100.0%   138,380   100.0%
                       ========= ======== ========= ======== ========= ======== ========= ======== ========= =======

   The Company believes that the Company's stable customer base is attributable, in part, to the status that the Company has attained with many of its customers. Many aluminum extrusion users attempt to diversify their supply risk by utilizing multiple extruders. The Company believes that as a result of the Company's ability to provide a high level of service and quality products at competitive prices, the Company is typically its customers' first or second choice to provide aluminum extruded products.

   Construction. The Company produces components for residential and commercial window and door frames, storm doors, vents and louvers, railings, stadium seating systems, patio enclosures and a variety of architectural specialties for the residential and commercial construction and replacement markets. In addition, the Company manufactures and markets a proprietary line of sliding patio doors and a line of commercial entrance doors and storefront systems. Extrusions for use in window and door frames constitute the largest portion of the Company's sales to the construction market, representing over 62% of the Company's building and construction activity and approximately 30% of the Company's total volume (in pounds sold) in 1996.

   Transportation. The Company produces extrusions for truck cabs, commercial truck trailers, recreational vehicles, utility trailers and automotive accessories. It also produces a number of complex assemblies, including complete door frames and structural sub frames for use in Class 8 truck tractors and complete window assemblies for the school bus and delivery van markets.

   Consumer Durables. Customers in this industry use the Company's extrusions and assemblies for a wide variety of applications. Manufacturers of high-end office furniture, golf carts, and pleasure boats are among the major consumers of the Company's products.

   Equipment/Electrical. Companies producing material handling systems, heat sinks, electrical distribution and bus bar systems, industrial guarding/fixturing and commercial lighting are examples of the Company's customers in the Equipment/Electrical segment.

   Distributors. These customers resell the aluminum extrusions and components purchased from the Company to manufacturers, contractors and other industrial end users. The Company's focus in the distribution market is on producing application-specific components, which are sold via specialty, value-added distributors. The Company does not regularly participate in the stock shape/metal service center portion of the distribution market. Thus, the Company believes that the end use of products that are purchased from the Company by distributors and then resold tends to parallel the uses of customers which the Company serves directly.

   In 1996, the Company's top ten customers received approximately 40% of the Company's shipped volume (in pounds sold), with the top twenty-five customers accounting for approximately 60%. No single customer accounted for more than 10% of the Company's net sales (in dollars) in 1996.

MANUFACTURING PROCESS

   The Company's manufacturing processes involve casting, extruding, finishing, and fabricating aluminum:

   Casting. The first step in the casting process is to melt primary aluminum and aluminum scrap in a large furnace. The liquid aluminum is either directly alloyed in this furnace or transferred to another furnace where alloying materials are added. The aluminum is then cast into logs of varying diameters with lengths of up to 16 feet. Next, these logs are heated and then cooled at a controlled rate. This allows the cast aluminum to achieve the optimally distributed chemical composition for extrusion. Afterwards, some logs are cut into shorter lengths called billets. The cast aluminum is transferred to the Company's extrusion plants in either log or billet form.

   Extrusion. Extrusion is a manufacturing process by which the billet is heated and pushed by a press, or extruded, through a die to produce a piece of metal in the shape of the die at a desired length. Almost all of the Company's dies are designed to produce extrusions according to individual customer specifications. Extrusions are then straightened by stretching and cut to the required lengths which range from 8 to 50 feet. Most extrusions are hardened by aging in large ovens for 6 to 12 hours. During the extrusion process, aluminum scrap is generated at several stages and is collected and sent to the Company's casting facilities for recasting into billet; some scrap is sold to dealers. Typically, 75% of the results of the extrusion process are salable products; the remaining 25% is aluminum scrap, which is either recast by the Company or sold on the open market.

   Finishing. The Company has extensive finishing capabilities in painting and anodizing. Two painting and two anodizing facilities cover markets from the East Coast through the Midwest. This allows the Company to provide its customers a single source for components ready for processing. Often additional finishing-related services are provided, including two-tone painting and taping of painted surfaces for protection during the customer's manufacturing process. These services enhance the Company's value to its customers and provide appreciable added income and profit margin. In 1996, the operating income from painting and anodizing operations (before corporate expenses) was approximately $4 million.

   Fabrication. The Company provides additional services to its customers by fabricating mill or finished extrusions into components or sub-assemblies ready to be incorporated into the customer's end products. A variety of fabrication processes, including bending, punching, tight tolerance cutting, welding, CNC machining, and assembly are employed. The end result may range from a curved, fully formed trim cap for use on an office partition, to a step assembly for a truck cab, to a panel van window assembly complete with glass. The Company's fabrication capabilities are attractive to those customers interested in outsourcing certain manufacturing in order to better control operating costs, manage inventory, accommodate growth, or more sharply focus their own operations. The Company's fabrication services provide additional opportunities to enhance margins and help protect the business from market penetration by other competitors. In 1996, fabrication accounted for $9 million of the Company's operating income (before corporate expenses).

FACILITIES AND OPERATIONS

   Management of the Company is structured to provide strong decentralized plant operations in combination with certain centralized corporate functions. Operations management focuses on plant site issues, such as productivity, operating costs, and labor, that are directly under its control. Corporate management provides oversight guidance and direction to the plants and has centralized control over sales, marketing, metal procurement, capital spending, and information services, which serves to eliminate disparities in price among the Company's plants serving the same customers, eliminate unwanted competition and territoriality among plants, and facilitate the control of inventory.

   Wells has seven production facilities, which enable the Company to serve customers effectively in markets in the East, Midwest and Southeast, as follows:

                                                      SITE               FACILITIES
                                              ------------------- ----------------------
LOCATION                      OPERATIONS        ACRES   OWN/LEASE   SQ. FEET   OWN/LEASE
--------                --------------------- ------- ----------- ---------- -----------
Monett, Missouri .......extrusion, painting,    21.1     Owned      185,000     Owned
                        casting                  0.3     Leased
Cassville, Missouri  ...fabrication              9.6     Leased      32,224     Leased
                                                 0.5     Owned
North Liberty, Indiana  extrusion, anodizing,   48.9     Owned      215,890     Owned
                        fabrication
Kalamazoo, Michigan  ...extrusion, complex      23.3     Owned      132,784     Owned
                        fabrication
Sidney, Ohio ...........complex fabrication      3.7     Leased     102,400     Leased
                                                 4.8     Owned
Belton, South Carolina  extrusion, painting,    54.5     Owned      165,000     Owned
                        fabrication
Moultrie, Georgia ......extrusion, anodizing,   24.1     Leased     315,352     Leased
                        fabrication             65.3     Owned

   These regional plants allow the Company to service national customers on a multi-plant basis and decrease the Company's exposure to economic downturns in specific industries or geographic regions. The Company can also balance production requirements between plants, which affords more flexibility and higher utilization. The Company's production facilities are equipped with well maintained equipment.

   Casting. At its Monett location, the Company has two casting furnaces and ancillary equipment currently capable of producing 170 million pounds of billet annually. In 1996 the Company produced 162 million pounds of billet, operating at an average of 24 hours per day, 6 days per week, 50 weeks per year. The Company believes that operating at this utilization level significantly reduces the cost of billet produced and reduces working capital requirements since the steady flow of raw material and billet lowers inventory requirements at all extrusion facilities.

   Extrusion. The Company operates five extrusion plants, which have in the aggregate twelve extrusion presses.

                             PRODUCTION CAPACITY
                           (IN MILLIONS OF POUNDS)

 EXTRUSION PLANTS      MONETT   NORTH LIBERTY   KALAMAZOO   BELTON    MOULTRIE
-------------------- -------- --------------- ----------- --------- ----------
Extrusion Presses  ..       3            3            1          3          2
Size (Tons: Inches)..  1675:7       1675:7       2200:8     1675:7     1675:7
                       1675:7       1800:7                  3600:10    2600:8
                       1800:7      3600:10                  2500:8
Capacity (mm lbs)  ..      39           39           15         45         24

   Capacity utilization by production facility, based on operations of 6.5 days per week, 3 shifts per day, 50 weeks per year, is summarized below.

             COMPANY     MONETT     NORTH LIBERTY     KALAMAZOO     BELTON     MOULTRIE
          ----------- ---------- ----------------- ------------- ---------- ------------
1996 .....     85%         95%           88%             73%          88%         69%
1995 .....     85%         85%           92%             87%          87%         69%
1994 .....     92%         98%           94%             95%          98%         66%
1993 .....     76%         86%           87%             79%          68%         55%
1992 .....     73%         80%           86%             77%          70%         43%

   The Company believes that overall capacity utilization is an imperfect indicator of the level of business activity, as it does not take into account the fact that certain extruded shapes can only be produced on certain presses. For example, in 1996 the decline in the truck trailer market combined with the Company's strategy of focusing on profitable on-going accounts resulted in reduced utilization of the Company's 10" presses at the same time that several of the Company's 7" and 8" presses operated at over 100% capacity.

   Finishing. The Company has four finishing facilities. The capabilities of the Company's finishing facilities, based on operations of 6.5 days per week, 3 shifts per day, 50 weeks per year, are summarized below.

                            FINISHING CAPABILITIES

                            MONETT     NORTH LIBERTY     BELTON     MOULTRIE
                         ---------- ----------------- ---------- ------------
Anodizing Line ..........     --             1             --           1
Capacity (mm sq ft)  ....     --            12             --          18
Paint Line ..............      1            --              1          --
Capacity (mm lbs) .......     18            --             20          --

   Fabrication. The Company has six fabrication plants with a combined annual capacity of 35.2 million pounds. The Kalamazoo and Sidney plants produced over six million pounds each during 1996. The following table details the fabrication capabilities at the Company's various locations:

FABRICATION CAPABILITIES


  FABRICATION                                                                                           NORTH
   COMPLEXITY        CAPABILITY DESCRIPTION        BELTON     CASSVILLE     KALAMAZOO     MOULTRIE     LIBERTY     SIDNEY
--------------- ------------------------------- ---------- ------------- ------------- ------------ ----------- ----------
Tier #3 ........Welding, high tolerance                                         X                                     X
                machining, assembly with sheet
                metal components
Tier #2 ........Milling, automatic sawing and         X          X              X             X            X          X
                drilling, assembly,
                high capacity punching, bending
Tier #1 ........Manual sawing and drilling,           X          X              X             X            X          X
                light punching, hand deburring


RAW MATERIALS

   The Company's principal raw material, aluminum, is subject to extensive price volatility in the world market. Aluminum is an important part of the Company's cost structure, representing 65%, 67% and 55% of total production costs in 1996, 1995 and 1994, respectively.

   The material form used in aluminum extrusion is aluminum billet. The majority of the Company's aluminum billet requirements are supplied by its own casting facility while a relatively small amount is supplied by outside producers. In 1996, the Company produced 88% of its aluminum billet requirements at its Monett facility. The Company's ability to cast a significant amount of its aluminum billet needs gives it a cost advantage over non-casters.

   The principal materials used in the production of aluminum billet are aluminum scrap and primary aluminum ingot. Over 64% of the aluminum scrap required is sourced from the Company's own manufacturing process; the remainder is purchased from a variety of scrap brokers and dealers. By reusing its own scrap, the Company is able to reduce its operating costs. The Company purchases approximately 60-65% of its primary aluminum requirements from Venalum pursuant to the Venalum Agreement. The Venalum Agreement is scheduled to expire in December 1997, but may be extended based upon negotiations between the Company and Venalum. See "Risk Factors -- Sources of Raw Materials" and "Certain Transactions."

   The Company seeks to reduce its exposure to the volatility in aluminum prices either by fixing the cost of metal by hedging against committed fixed price sales or by passing cost increases through to customers by systematic market indexed sales pricing. The Company, however, limits its hedging activities to committed sales and does not engage in speculative hedging. The Company maintains its inventory at levels consistent with its operating needs (35 days on hand) through centralized purchasing and logistics. The Company sells any excess primary aluminum in the open market, closely matching the cost of metal purchased to the price of such metal sold.

   The Company's ability to manage its raw material costs is reflected by the change in its spread, the difference between gross sales price per pound and aluminum cost per pound. The Company's spread has improved from $0.723 cents in 1992 to $0.819 cents in 1996, or 3.2% percent per annum. This improvement can be attributed to the Company's sales price discipline, effective aluminum purchasing, billet casting productivity and risk management (hedging) activities.

CAPITAL IMPROVEMENTS

   Capital expenditures for the years 1992-1996 totaled $7.7 million or an average of $1.5 million per year. Beginning in 1992, the Company's capital investment program was focused primarily on cost reductions and the maintenance of existing facilities and equipment. The Company also made investments during that time to upgrade its fabrication and anodizing capabilities. Since the middle of 1995, the Company has focused its capital investment on technology and productivity improvements in extrusion and casting that support the Company's market initiatives. These investments generally have expected payback periods of less than 18 months and have increased capacity without requiring the acquisition of major new equipment.

   The Company has made extensive investments in automated, centralized information systems with all facilities on-line on a real time basis. The capabilities include automated order entry and pricing, automated die selection and billet requirements planning, automated production scheduling and detailed job costing.


   The Company plans to make capital expenditures of approximately $2.0 million in 1997 and $3.5 million annually thereafter through 2002. The Company expects to spend less than 25% of its capital budget on maintenance of facilities and equipment in 1997. The Company intends to continue to expand capacity by upgrading its equipment rather than purchasing expensive new equipment. During the last two years, the Company has successfully increased its casting capacity by 15% and the capacities of two of its extrusion presses by an average of 11% without the acquisition of major new equipment. The Company believes that by upgrading its extrusion presses, the Company receives 90% of the productivity benefits realized from replacing equipment but makes only 50% of the capital investment required. Over the next five years, the Company plans to update and modernize two extrusion presses each year, increasing extrusion capacity by 10% per press and reducing scrap generated in the process by 1.5%. The Company plans to upgrade and modernize the homogenizing ovens at its casting facility which will expand capacity by 5% and improve the metallurgical properties of the billet cast. Improved billet quality will improve productivity and reduce the quantity of scrap generated in the extrusion process. The Company estimates that the casting improvements will reduce its operating costs by $0.5 million annually. The Company is also investing in advanced computerized isothermal extrusion control equipment. The Company estimates that this technology improvement can increase capacity by 11% and increase operating margins by $0.2 million per year. The Company believes that, if this technology is implemented, it will be the first U.S. extruder utilizing advanced isothermal extrusion control equipment. The Company also plans to spend $0.7 million in 1997 to improve its fabrication capabilities and quality.


SALES AND MARKETING

   The Company's sales and marketing activities are directed by a Senior Vice President, Sales and Marketing at the corporate headquarters. This executive works with the Vice President, Sales to develop and implement customer strategies, maintain pricing disciplines, and direct the Company's extrusion sales force. All extrusion pricing is centrally managed and administered by the Vice President, Sales. In addition, the central Sales and Marketing organization directs the Company's market research, promotional materials and activities, and product/market development activities.

   Two regional sales managers, located in the Southeast and Midwest, have day-to-day responsibility for directing the extrusion sales force and implementing agreed-to market and customer strategies. With the Company's sales force, they orchestrate the Company's manufacturing, engineering and management resources to improve the Company's profitability. While reporting to the Vice President, Sales, they work hand-in-hand with the operations managers of each plant to coordinate customer service and tailor their sales activities to meet the business needs of the plants. This arrangement allows local sales and operations personnel to react quickly to changing market conditions, while facilitating a uniform approach to the market and the reassignment of production requirements among plants when warranted to maintain customer service or plant utilization. The Company employs 12 direct sales persons and utilizes 10 independent manufacturers' representatives for its extrusion and fabrication businesses; the Company also utilizes a number of specialty representatives for its patio door and commercial entrance door business. Compensation for the direct sales force is comprised of salary plus performance-based bonuses.

   The Company's two door product lines, residential patio doors and commercial entrance systems, are led by product managers with extensive experience in their respective end markets, reporting to the Senior Vice President, Sales and Marketing. The Company is moving to expand the product manager concept to create additional centers of expertise relative to important end-use markets.

   In order to provide additional focus on fabrication opportunities, a General Manager, Fabrication is responsible for both fabrication and sales. Two Kalamazoo-based product managers lead the Company's efforts to develop fabrication business in the truck and office furniture markets, as well as pursue other fabrication opportunities. In addition, the regional extrusion sales force actively solicits fabrication business from their established customer base. The Senior Vice President, Sales and Marketing, Vice President, Sales and General Manager, Fabrication regularly collaborate on marketing programs, account strategies and pricing.

   The Company has begun implementing a program to upgrade its regional sales organization. Key elements include increasing the responsibility of sales managers and representatives for account strategy development and forecasting, providing easy access to the Company's central data bases via laptops, adding additional employed sales representatives, and tieing sales manager compensation to account profitability.

 Pricing and Hedging Program

   The Company offers its customers three basic pricing alternatives: forward sales contracts, formula pricing and market pricing. These alternatives can be tailored to meet a customer's specific market and risk management requirements.

   Forward sales contracts, which accounted for approximately 33% of total pounds sold by the Company in 1996, are "take or pay" agreements negotiated with long-standing customers. These contracts fix the sales price at which the Company agrees to sell and the customer agrees to purchase a specified quantity of aluminum extrusions in the future. These contracts typically cover a substantial portion of the customer's contract requirements for a three to six month period. The fixed sales price is based on the price at which aluminum can be hedged for future delivery plus a conversion spread to cover operating costs and provide a profit margin.

   The Company also offers a formula pricing mechanism, which adjusts pricing monthly based on aluminum price movements, to long-standing customers (approximately 45% of pounds sold in 1996). Monthly price changes are based on the previous month's MWTP plus a negotiated mark-up covering conversion costs and profit margin. Formula pricing allows the Company to stay current with the aluminum market, balancing upward and downward movements on a monthly basis.

   The Company also quotes individual orders opportunistically, based on the MWTP in the previous month, for its remaining open market accounts. Margins on such market accounts are generally significantly higher than on forward sales contracts or formula accounts, due to the reduced leverage held by these typically smaller customers. In addition, the Company's exposure to aluminum price movements is nominal since such orders are based on 30 day delivery, enabling the Company to monitor its metal cost.

   Fabricated components, including the Company's patio and commercial entrance door product lines, are typically priced quarterly utilizing a formula mechanism based on the previous quarter's average metal cost. Aluminum costs are generally a less significant component of such product costs, which typically include purchased parts and substantial fabrication and assembly labor. However, pricing is tightly controlled via a quote process during which outside components quotes and internal costs are established and appropriate burden rates and target margins are then added. The quarterly metal price adjustments allow for a "natural" hedge in the first month, which minimizes the risk of changes in metal prices. In certain cases, the Company will enter into aluminum futures contracts to hedge against price volatility in the second and third months based on expected purchases, although this hedge has certain risks because customers are not bound to purchase fixed volume.

   The Company takes forward positions in the aluminum market, but only when supported by forward sales contracts or by firm orders for fabricated goods. The Company does not engage in speculative hedging activities.

 Customer Service

   The Company seeks to provide high quality customer service for the markets it serves by capitalizing on its manufacturing flexibility, technical expertise and marketing experience. The Company believes that its strategic network of facilities and the integration among manufacturing, marketing and sales provide it with a competitive advantage by allowing it to respond quickly to customer demands. Customer service organizations are located at each of the Company's plants, reporting to the operations manager, in order to ensure sensitivity and facilitate quick response to customer needs and inquiries. Customer service representatives are responsible for order entry and routinely initiate day-to-day contact with long-standing customers, in coordination with the field sales force. The Company believes that this close, local contact between experienced customer service personnel and its established customers is a critical factor in maintaining strong customer relationships.

COMPETITION

   The aluminum extrusion market is highly competitive. Competitors include the extrusion units of primary aluminum producers, sizeable multi-plant independent extruders, small local operators, and Mexican and Canadian exporters. Competition is generally based upon price, delivery time, quality, service, and specialty engineering/design/production capabilities. Market data indicates that in 1996, the top 10 companies in the aluminum extrusion market (including the Company) supplied 80-85% of the market. The Company estimates its market share at 4%.

   The Company believes that overall market share has only a modest influence on new business and profit performance. Instead, the Company believes that competition is regionally oriented and that aluminum extrusion end users are typically looking for "local" plants with a strong focus on customer service and a reputation for fair product pricing. A regional network of plants is also important to large end users in order to meet the needs of their multi-plant locations and to ensure continuity of sourcing.


   Primary Aluminum Producers. The Company believes that initially, primary aluminum producers dominated the extrusion market because of the economics of vertical integration. The advent of a worldwide commodity market for primary aluminum in the 1970's and the increased use of scrap in the production of aluminum billet has virtually eliminated that advantage. However, the extrusion units of primary aluminum producers, such as Kaiser Aluminum Corporation, Aluminum Company of America Inc. ("Alcoa"), Reynolds Metals Company, and Alumax, Inc., remain significant competitors in certain geographic and industry markets.

   Multi-Plant Independents. The Company believes that independent regional extruders with their multi-plant operations achieved success once primary aluminum and aluminum scrap became readily available at competitive prices. This competitive structure allowed for the advantages of central purchasing leverage on a system-wide basis, while retaining an entrepreneurial character at each facility. Regional extruders can react quickly to changing markets and compete effectively by providing a high level of service and by reducing transportation costs. The Company believes that extruders with a network of plants will continue to be significant factors in the aluminum extrusion market. Key regional competitors, including the decentralized operations of primary aluminum producers, are Alumax/ Cressona, Aluminum Shapes, Inc., Easco, Inc., William L. Bonnell Company, Inc. and V.A.W. of America, Inc.

   Smaller Local Operators. Wells also faces competition from small extruders typically involving one location and one or two extrusion presses. These extruders are able to compete because of low labor costs, minimal administrative costs and proximity to customers. These competitors include Elixir Industries (Indiana), Western Extrusions Corp. (Texas), Jordon Company (Tennessee) and Astro Shapes, Inc. (Ohio).

   Importers. Canadian and Mexican producers also provide competition for customers located adjacent to the geographical borders of such countries. Often such companies will reach further into the United States, competing on an opportunistic pricing basis in order to fill their presses. Such competitors include Cuprum S.A. de C.V. (Mexico), Exal Aluminum Inc. (Canada) and Caradon Indalex, a division of Caradon Ltd. (Canada).

   Generally, for a specific customer, the Company competes most frequently with extruders operating plants in the Company's regions. Because not all extruders cover all markets, the Company competes most frequently with Easco, Inc., William L. Bonnell Company, Inc., Alumax/Cressona, and a few small local operators.

   Substitution. In recent years, vinyl, with its penetration of the residential window and door market, has been the most commonly used substitute for aluminum extrusions. Vinyl window shipments have grown 93% since 1989 to surpass aluminum window products, which have decreased by 31% in volume over the same time period. Each such material appears to have found its niche, with vinyl most often used in the mid to high end residential lines where cost is less important than thermal characteristics. The Company does relatively little business in this market. In areas where the Company does significant business, such as window components for the modular and mobile home market, which represented approximately 20% of pounds sold by the Company in 1996, vinyl is not a good substitute due to cost and strength limitations. Industry forecasts indicate that the movement away from aluminum has slowed and that aluminum should essentially maintain its unit volumes (though not its market share) in the window and door market through the end of the 1990s. Rolled steel may be another substitute for aluminum when aluminum costs rise to such an extent that rolled steel becomes a viable economic alternative for certain manufacturing requirements. The Company believes that when the price of aluminum rises to 95 cents per pound or more, rolled steel poses a substantial substitution risk for aluminum extrusions in certain markets. However, the Company estimates its participation in markets which may utilize rolled steel as a replacement to be approximately 2% of pounds sold by the Company in 1996. See "Risk Factors -- Competition."

ENVIRONMENTAL MATTERS

   The Company is subject to extensive and evolving environmental laws and regulations that have been enacted in response to technological advances and increased concern over environmental issues. These regulations are administered by the United States Environmental Protection Agency and various other federal, state and local environmental, transportation, and health and safety agencies. The Company believes that, over time, there will continue to be increased regulation, legislation and regulatory enforcement actions.

   In order to operate its business, the Company must obtain and maintain in effect one or more permits for each of its facilities and comply with complex rules governing air emissions, waste water discharges, the use, storage, treatment and disposal of solid and hazardous wastes and other items which might affect environmental quality. As a result, the Company from time to time is required to make expenditures for pollution control equipment or for other purposes related to its permits and compliance.

   Among the laws that may affect the Company are CERCLA and analogous state laws that impose joint and several liability, without regard to fault, on persons that own or operate locations where there has been, or is threatened to be, a release of any hazardous substances into the environment, as well as persons who arranged for the disposal of such substances at such locations. Such persons may become liable for the costs of investigating and remediating such substances. There are often also substantial legal and administrative expenses incurred in dealing with remediation claims and activities.

   The Company has been notified by either the United States Environmental Protection Agency or other persons that it is considered to be a "potentially responsible party" for the costs of investigating and remediating hazardous substances at several locations owned and operated by third persons. At each such location, the Company understands that it is one of many "potentially responsible parties." The Company believes that the volume of hazardous substances, if any, for which it may be held responsible at each such location is not significant. While the Company believes that it may have valid defenses to liability claims at these locations, it has been settling such claims where an opportunity to do so is presented at a cost which probably would not exceed the expenses of asserting such defenses through available administrative and judicial processes.

   Certain of the Company's manufacturing facilities have been in operation for several decades and, over such time, these facilities have used substances and generated and disposed of wastes which are or may be considered hazardous. For example, certain of these facilities have in the past stored or disposed of wastewater treatment sludge in on-site ponds, lagoons or other surface impoundments. Although the Company believes that these facilities are in substantial compliance with current environmental laws and regulations applicable to such storage and disposal activities, it is possible that additional environmental issues and related matters may arise relating to such past activities which could require additional expenditures by the Company.

BACKLOG

   Extrusion turnaround time is generally sufficiently short so as to permit the Company to fill orders for most of its products in a short time period. Accordingly, the Company does not consider backlog to be material to its business.

EMPLOYEES


   As of June 29, 1997, the Company had approximately 1,400 full-time employees, 772 of whom are covered by collective bargaining agreements. The Company's collective bargaining agreements are as follows:



PLANT                       UNION                           EXPIRATION OF CONTRACT
-----                       -----                           ----------------------
Kalamazoo, Michigan ........United Steelworkers of America, 1/14/00
                            Local 6265
Moultrie, Georgia ..........United Steelworkers of America, 2/26/99
                            Local 7834
North Liberty, Indiana  ....International Union of United   2/20/98
                            Automobile, Aerospace and
                            Agricultural Implement Workers
                            of America, Local 194
Monett/Cassville, Missouri  International Brotherhood of    11/8/99
                            Teamsters, Local 823

   The Company believes that its relationship with its employees is satisfactory. The Company has not experienced any union activities resulting in work slowdowns or work stoppages during the past five years.

PROPERTY

   In addition to the facilities and properties described above under "--Facilities and Operations," the Company leases its corporate headquarters in Baltimore, Maryland. Pursuant to such lease, the Company leases approximately 10,751 square feet until August 31, 1999.

PATENTS

   Although the Company owns certain patents, the Company does not believe that its business is dependent on its intellectual property rights.

LEGAL PROCEEDINGS

   From time to time, the Company is a party to legal actions in the normal course of its business. The Company is not currently involved in any legal proceedings that it believes would have a material adverse effect upon its financial condition or results of operations.

TAX RETURNS

   The Internal Revenue Service (the "IRS") is currently conducting an examination of the Company's federal income tax returns for its fiscal years ended 1994 and 1995. Thus far, no significant issues have been raised by the IRS.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

   The following is a table setting forth certain information with respect to the individuals who are the directors and executive officers of the Company.


NAME                          AGE   POSITION
----                          ---   --------
Russell W. Kupiec ..........   50   President, Chief Executive Officer and Director
W. Russell Asher ...........   55   Senior Vice President, Chief Financial Officer and Director
Lynn F. Brown ..............   52   Senior Vice President, Sales and Marketing, and Director
Leo A. McCafferty ..........   60   Vice President, Operations
William J. Milam ...........   57   Vice President, Sales and Product Management
David J. Raymonda ..........   40   Controller, Treasurer and Secretary
Hector Alvarez .............   45   Director
Elizabeth Varley Camp  .....   39   Director
Elena de Costas.............   44   Director
Todd Goodwin ...............   66   Director
Edward R. Heiser ...........   62   Director
Lewis W. van Amerongen  ....   57   Director



   Pursuant to an agreement among the Company and certain of its stockholders, Venalum has the right to nominate two directors to the Board of Directors. Mr. Alvarez and Ms. de Costas have been nominated by Venalum. See "Certain Transactions."


   Each director of the Company holds office until the next annual meeting of stockholders of the Company or until his or her successor has been elected and qualified. Officers of the Company are elected by the Board of Directors and serve at the discretion of the Board of Directors.

   RUSSELL W. KUPIEC joined the Company in 1991. Mr. Kupiec has been President and Chief Executive Officer since April 1996. From March 1995 to April 1996, he served as Chief Operating Officer. From November 1991 to March 1995, he served as Vice President, Manufacturing of the Company. From April 1991 to November 1991, he served as Vice President, Administration of the Company. Mr. Kupiec has been a director of the Company since 1991.

   W. RUSSELL ASHER, a certified public accountant, joined the Company in January 1994 and has been Chief Financial Officer since that time. From December 1991 to January 1994, he served as the Chief Financial Officer of the Federal Emergency Management Agency. Prior thereto, Mr. Asher was Vice President Finance of MB America Inc., a packaging and printing business, and President and General Manager of AmeriForms Inc., a printing company which was a subsidiary of MB America Inc. Mr. Asher has been a director of the Company since 1994.

   LYNN F. BROWN joined the Company in January 1996 and has been Senior Vice President, Sales and Marketing since that time. From December 1994 to January 1996, he served as Executive Vice President, Sales and Marketing of Terra Green Technologies, a start-up company in the ceramics industry. From July 1986 to December 1994, Mr. Brown was Business Manager of International Paper's Fountainhead Products Group. Mr. Brown has been a director of the Company since June 1997.

   LEO A. MCCAFFERTY joined the Company in October 1995. Mr. McCafferty has been Vice President, Operations since July 1996. From October 1995 to July 1996, he served as Vice President, Manufacturing. From May 1993 to October 1995, Mr. McCafferty was president of Solutions Et Al, a consulting company engaged in strategic planning and operations control. From 1986 to May 1993, he was president of PEMS Service and Repair, a company engaged in ground water treatment and control. He has also held vice president and general manager positions at Black & Decker Corporation, where he was employed for twenty years.

   WILLIAM J. MILAM joined the Company in 1971. Mr. Milam has been Vice President, Sales and Product Management since 1991. Prior thereto, Mr. Milam held various regional sales management positions.

   DAVID J. RAYMONDA joined the Company in September 1982. Mr. Raymonda has been Controller and Secretary of the Company since February 1989 and Treasurer since September 1993.

   HECTOR ALVAREZ is the Executive Vice President of Venalum and CVG Bauxilum, C.A., two aluminum producers in Venezuela. Over the past 16 years, Mr. Alvarez has held various senior management positions in the production team at Venalum. He has served as a director of the Company since December 1996.


   ELIZABETH VARLEY CAMP joined GGvA in 1986 and was a partner of GGvA from 1992 until July 1997. She has been a Vice President at Goldman, Sachs & Co. since August 1997. She has served as a director of the Company since July 1987.

   ELENA DE COSTAS has been the Vice President of Finance and Administration of Venalum since 1995. From 1994 to 1995, she has served as Manager of Finance and Administration of Venalum. She has served as a director of the Company since August 1997.


   TODD GOODWIN has been a partner of GGvA since 1984 and has served as a director of the Company since July 1987. He is a director of Schult Homes Corporation, The Rival Company, Inc., Johns Manville Corporation and U.S. Energy Systems, Inc.


   EDWARD R. HEISER has served as director of the Company since 1991. Mr. Heiser retired as President and Chief Executive Officer of the Company in April 1996, a position which he had held since 1991.


   LEWIS W. VAN AMERONGEN has been a partner of GGvA since 1970 and has served as a director of the Company since July 1987. He is also a director of Agrifos L.L.C. and Erickson Air-Cranes Co., LLC, two privately held companies.

EXECUTIVE COMPENSATION

   The following table sets forth the compensation earned, whether paid or deferred, to the Company's Chief Executive Officer and its other four most highly compensated executive officers during fiscal 1996 (collectively, the "Named Officers") for services rendered in all capacities to the Company during such fiscal year.

                          SUMMARY COMPENSATION TABLE

                                                   LONG-TERM
                             ANNUAL COMPENSATION  COMPENSATION
                            ------------------- --------------
                                                   SECURITIES
                                                   UNDERLYING
NAME AND PRINCIPAL POSITION   SALARY     BONUS     OPTIONS(#)
--------------------------- --------- --------- --------------
Russell W. Kupiec
 President and Chief
 Executive Officer            187,500   175,000      1,300
W. Russell Asher
 Senior Vice President and
 Chief Financial Officer      130,000   110,000      1,000
Lynn F. Brown
 Senior Vice President,
 Sales and Marketing          130,000    50,000        500
William J. Milam
 Vice President, Sales and
 Product Management           106,562    25,000         --
Leo A. McCafferty
 Vice President, Operations    87,500    65,000         --

OPTION GRANTS IN THE LAST FISCAL YEAR

   The following table provides information on grants of options made during fiscal 1996 to the Named Officers.

                         OPTION GRANTS IN FISCAL 1996

                                       INDIVIDUAL GRANTS
                   -------------------------------------------------------
                     NUMBER OF     % OF TOTAL
                     SECURITIES     OPTIONS      EXERCISE
                     UNDERLYING    GRANTED TO     OR BASE
                      OPTIONS     EMPLOYEES IN     PRICE      EXPIRATION     GRANT DATE
NAME                  GRANTED     FISCAL YEAR    PER SHARE      DATE(A)       VALUE(B)
------------------ ------------ -------------- ----------- --------------- ------------
Russell W. Kupiec      1,300          18.6%       $10.00     March 3, 2003    $61,555
W. Russell Asher  .    1,000          14.3%       $10.00     March 3, 2003    $47,350
Lynn F. Brown......      500           7.1%       $10.00     March 3, 2003    $23,675

------------
(a) The terms of the stock options granted in fiscal 1996 provided that 50% of such options vested immediately and 25% of such options vested in December 1996. Upon consummation of the Recapitalization, 100% of these options will be fully vested.
(b) The Grant Date Value was determined using the enterprise value of the Company, based upon third party offers to acquire the Company less the amount of indebtedness outstanding at December 31, 1995 (including accrued interest).


   The following table provides information on the valuation of options held by the Named Officers. None of the options held by the Named Officers was exercised during fiscal 1996.


                        FISCAL YEAR END OPTION VALUES


                       NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                      UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                    OPTIONS AT FISCAL YEAR END    AT FISCAL YEAR END
                   -------------------------- -------------------------
NAME                 EXECISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
------------------ -------------------------- -------------------------
Russell W. Kupiec .       8,850/2,950              $619,500/$206,500
W. Russell Asher  .       5,250/1,750              $367,500/$122,500
Lynn F. Brown .....          375/ 125              $ 26,250/$  8,750
William J. Milam  .       4,500/1,500              $315,000/$105,000
Leo A. McCafferty                  --                             --


PENSION BENEFITS

   The following table shows the estimated annual retirement benefits payable under the Company's pension plan to participating employees, including the Named Officers, in the remuneration and years of service classifications indicated. The Company maintains a tax-qualified defined benefit plan, which covers most officers and salaried employees on a non-contributory basis. The following table reflects benefits payable under the plan:

                              PENSION PLAN TABLE

                                     YEARS OF SERVICE
               -------------------------------------------------------------
REMUNERATION       10        15        20         25        30        35
-------------- --------- --------- ---------  --------- --------- ---------
$100,000 ......  $15,360   $23,040   $30,720    $38,400   $46,080   $53,760
$125,000 ......  $19,200   $28,800   $38,400    $48,000   $57,600   $67,200
$150,000 ......  $23,040   $34,560   $46,080    $57,600   $69,120   $80,640
$175,000 ......  $24,576   $36,864   $49,152    $61,440   $73,728   $86,016
$200,000 ......  $24,576   $36,864   $49,152    $61,440   $73,728   $86,016


   Compensation used under the plan in calculating the annual normal retirement benefit amounts reflected in the Pension Plan Table is the current annual base salary. The normal retirement age for pension plan purposes is age 65.

   The respective years of service credited for pension purposes as of December 31, 1996, and the estimated years of service at age 65 for each of the Named Officers are as follows:

                      YEARS OF SERVICE   YEARS OF SERVICE AT
                    AT DECEMBER 31, 1996  NORMAL RETIREMENT
                   -------------------- -------------------
Russell W. Kupiec .         5.76                21.31
W. Russell Asher  .         3.00                13.60
Lynn F. Brown .....         1.00                14.23
William J. Milam  .        25.53                33.84
Leo A. McCafferty .         1.21                 6.56

   The Pension Plan Table reflects the annual benefit payable commencing on the participant's 65th birthday in the form of an annuity for the participant's life. The benefits reflected in the Pension Plan Table will be offset by .486% of the participant's Covered Compensation, as defined by the Internal Revenue Service, and any prior plan benefits.

EMPLOYMENT AGREEMENTS

   Each of the Named Officers has an employment agreement with the Company. Among other things, each agreement provides for a term of employment in a specified executive position, a specified annual base salary and participation in any additional incentive compensation or bonus programs of the Company. The employment agreements with Messrs. Kupiec and Asher continue until December 31, 1999 and annually thereafter unless otherwise terminated. If either Mr. Kupiec or Mr. Asher is terminated other than for cause or disability, the Company is obligated to continue paying the base salary amount through the end of the contract term, subject to an offset for earnings from other full-time employment, and to maintain benefits for such executive through the end of the contract term. If certain Change in Ownership (as defined in such agreements) events occur during the term of these agreements, the term of employment is automatically extended for three years from the date the executive is notified of the Change in Ownership. In the event of a Change in Ownership, the executive is given the right to terminate his agreement if he is dissatisfied with his salary and performance review to be given approximately 18 months after the Change in Ownership. If, after a Change in Ownership, the executive terminates his employment due to such dissatisfaction or is discharged other than for cause or disability, the Company's obligation to continue paying his base salary through the end of the contract term is not subject to any offset and the Company is obligated to maintain benefits for such executive through the end of the contract term.

   The employment agreements with Messrs. Brown, Milam and McCafferty continue until December 31, 1997, December 31, 1998, and December 31, 1997, respectively, which are subject to automatic one year, two year, and one year extensions, respectively, if certain Change in Ownership events occur. If any of such executives is terminated other than for cause or disability, the Company is obligated to continue paying the base salary amount through the end of the contract term, subject to an offset for earnings from other full-time employment, and to maintain benefits for such executive for six months after such termination.

STOCK OPTION PLAN


   In June 1997 the Company adopted the 1997 Stock Incentive Plan (the "Plan") pursuant to which officers, directors and key employees of the Company will be granted stock options to purchase shares of Common Stock. The Plan is administered by either the Stock Option Committee (the "Committee") of the Board of Directors or the Board of Directors (the "Board"). The Committee or the Board will have the discretion to determine the exercise price, the duration and other terms and conditions of such options. The Committee or the Board will have the authority to interpret and construe the Plan, and any interpretation or construction of the Plan by the Committee or the Board will be final and conclusive. On July 7, 1997, 54,350 stock options were granted pursuant to the Plan. Twenty-five percent of such options will vest and become exercisable on each of the first through fourth anniversaries of the date of grant.

                            PRINCIPAL STOCKHOLDERS


   The Company is authorized to issue 1,100,000 shares of Common Stock, par value $.01 per share ("Common Stock"), of which 975,000 shares shall be Class A Common Stock and 125,000 shares shall be Class B Common Stock. As of July 31, 1997, 909,005 shares of Class A Common Stock and no shares of Class B Common Stock were issued and outstanding.

   The holders of Class A Common Stock are entitled to vote on all matters to be voted upon by stockholders of the Company. Holders of Class B Common Stock are entitled to vote to on all matters to be voted upon by stockholders of the Company other than the election or removal of directors of the Company. Shares of Class B Common Stock are convertible into the same number of shares of Class A Common Stock.


   The following table sets forth certain information as of July 31, 1997, with respect to the shares of Common Stock of the Company beneficially owned by each person or group that is known by the Company to be a beneficial owner of more than 5% of the outstanding Common Stock and all directors and executive officers of the Company.


                                                            BENEFICIAL OWNERSHIP
                                                            --------------------
                                                                  NUMBER OF        PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                                SHARES          OF TOTAL
------------------------------------                        -------------------- ------------
The Fulcrum III Limited Partnership(a)
 600 Madison Avenue
 New York, New York 10022 ..................................       333,380           36.68%
The Second Fulcrum III Limited Partnership(a)
 600 Madison Avenue
 New York, New York 10022...................................       226,620           24.93%
CVG Industria Venezolana de Aluminio C.A.
 Zona Industrial Matanzas
 Ciudad Guayana Apt 289312
 Estado Bolivar, Venezuela..................................       180,362.5         19.84%
Russell W. Kupiec...........................................        34,810            3.83%
W. Russell Asher............................................        41,125            4.52%
Lynn F. Brown...............................................         2,937.5           *
William J. Milam............................................        12,600            1.39%
David J. Raymonda...........................................        29,375            3.23%
Todd Goodwin(a).............................................       560,000           61.61%
Edward R. Heiser............................................        16,000            1.76%
Lewis W. van Amerongen(a)...................................       560,000           61.61%
All executive officers and directors as a group (12 persons)       696,847.5         76.66%

    [FN]

------------
*      Denotes less than 1%.

(a) The Fulcrum III Limited Partnership and The Second Fulcrum III Limited Partnership (collectively, "Fulcrum III") are limited partnerships of which GGvA is the general partner. As such, GGvA exercises sole voting and investment power with respect to the shares owned by Fulcrum III. Messrs. Goodwin and van Amerongen, directors of the Company, are partners in GGvA, with the shared power to direct the actions of GGvA, and may be deemed to beneficially own the shares owned by Fulcrum III by virtue of their status and rights as such partners. GGvA has informed the Company that all of the shares owned by Fulcrum III will be transferred to a new partnership of which GGvA will be the sole general partner. In connection with that transfer, GGvA offered to purchase from the existing limited partners of Fulcrum III their interests in the capital stock of the Company owned by Fulcrum III. Certain limited partners accepted such offer and, as a result, the interest of GGvA in the new partnership owning the capital stock of the Company will increase to approximately 83% of the interests in the capital stock of the Company owned by the new partnership. See "The Recapitalization."

AGREEMENTS WITH STOCKHOLDERS

   In connection with the acquisition of the Company in 1987, the Company entered into a Stock Purchase Agreement with Fulcrum III. Subject to certain conditions, Fulcrum III has certain demand and "piggyback" rights to have its shares of Class A Common Stock registered under the Securities Act. The Company has agreed to pay the costs and expenses associated with two such registrations, except for discounts and commissions.

   In 1988, the Company entered into a Stock Purchase Agreement with Venalum (the "Venalum Stock Agreement"). The Venalum Stock Agreement provides that, upon certain issuances by the Company of equity securities, Venalum will have rights to maintain its percentage equity interest in the Company's capital stock by purchasing a portion of such equity securities. Subject to certain conditions, Venalum has certain "piggyback" rights to have its shares of Class A Common Stock registered under the Securities Act. The Company has agreed to pay the costs and expenses associated with two such registrations, except for discounts and commissions.

   In connection with Venalum's acquisition of Class A Common Stock, the Company entered into a Shareholders' Agreement (the "Shareholders Agreement") with Fulcrum III and Venalum. The Shareholders Agreement provides that if Fulcrum III transfers shares of Class A Common Stock under certain circumstances, Venalum may participate in such transfer. Pursuant to the Shareholders Agreement, the Company agreed to nominate for election to the Board of Directors two persons designated by Venalum, Fulcrum III agreed to vote its shares of Class A Common Stock so that the two persons designated by Venalum shall be elected to the Board of Directors, and Venalum agreed to vote its shares of Class A Common Stock in favor of the Company's slate of nominees for election to the Board of Directors.

                             CERTAIN TRANSACTIONS

   The Company is a party to an agreement with Venalum pursuant to which Venalum supplies primary aluminum to the Company. This contract accounts for approximately 60-65% of the aluminum purchased by the Company from outside suppliers. Pursuant to the Venalum Agreement, the Company purchased $54.4 million, $68.3 million and $96.0 million of primary aluminum from Venalum in 1994, 1995 and 1996, respectively. Prices are based on the MWTP from the prior month. The Company believes that the terms of the Venalum Agreement are no less favorable to the Company than would be obtained in an arms' length transaction. The Venalum Agreement commenced in 1988 and has been renewed on numerous occasions. The Venalum Agreement is scheduled to expire in December 1997, but may be renewed based upon negotiations between the Company and Venalum. There can be no assurance that the Venalum Agreement will be extended.

   In 1987, the Company entered into an agreement with GGvA, pursuant to which GGvA provides financial advisory and other services to the Company. For such services, GGvA was paid an annual retainer of $0.25 million in 1994, 1995 and 1996, plus reimbursement for its out-of-pocket expenses. GGvA has received a fee of $0.5 million for financial advisory services in connection with the Recapitalization.


   GGvA has informed the Company that all of the shares owned by Fulcrum III will be transferred to a new partnership of which GGvA will be the sole general partner. In connection with that transfer, GGvA offered to purchase from the existing limited partners of Fulcrum III their interests in the capital stock of the Company owned by Fulcrum III. Certain limited partners accepted such offer, and as a result, the interest of GGvA in the new partnership owning the capital stock of the Company will increase to approximately 83% of the interests in the capital stock of the Company owned by the new partnership. See "The Recapitalization."

                      DESCRIPTION OF NEW CREDIT FACILITY

   In connection with the issuance of the Old Notes, the Company entered into the New Credit Facility with Credit Agricole Indosuez (formerly known as Banque Indosuez) ("Indosuez") and certain banks and financial institutions as lenders (collectively, the "Lenders") providing for a $15 million five-year revolving credit facility.

   The New Credit Facility will mature on June 30, 2002 and will bear interest at a rate per annum equal (at the Company's option) to (i) the London Inter-Bank Offered Rate plus 2.25% or (ii) an alternative rate equal to the sum of 1.00% plus the greater of (a) the federal funds rate plus 0.5% or (b) Indosuez's prime rate. The New Credit Facility will have a $5 million sublimit for letters of credit. The New Credit Facility is available (subject to borrowing base availability) for working capital and general corporate purposes.

   The obligations of the Company under the New Credit Facility are secured by perfected first priority security interests in accounts receivable, inventory and other like assets. The obligations of the Company under the New Credit Facility will be guaranteed by each subsequently acquired or organized domestic or foreign subsidiary of the Company, and in such case, will be secured by a first priority pledge of all the capital stock of each such subsidiary.

   Revolving credit loans under the New Credit Facility will be subject to maintenance by the Company of a borrowing base, which will equal the sum of specified fixed percentages of eligible accounts receivable and eligible inventory.

   The Company will be required to make mandatory prepayments of loans under the New Credit Facility, subject to certain exceptions, with 100% of the net proceeds received from (i) the sale or disposition of all or any part of the assets of the Company or any of its subsidiaries (other than sales of inventory in the ordinary course of business), (ii) the incurrence of any indebtedness for borrowed money or the issuance of debt or equity securities by the Company, (iii) at the discretion of Indosuez, insurance recoveries other than recoveries of less than a threshold amount to be determined that are promptly applied toward repair or replacement of the damaged property, and
(iv) the reversion of pension plan assets or tax refunds.

   The Company will be required to pay the Lenders under the New Credit Facility, on a quarterly basis, a commitment fee equal to 0.375% per annum on the undrawn portion of the revolving credit facility. The Company will also be required to pay administration fees, to be computed on an annual basis and paid quarterly.


   The New Credit Facility contains a number of covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, prepay other indebtedness or amend certain other debt instruments, pay dividends or make distributions (other than the Recapitalization), create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, issue capital stock, make capital expenditures or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, the Company is required to comply with specified financial ratios and tests, including, without limitation, a minimum tangible net worth ranging from ($33.0) million for 1997 to ($25.0) million for 2002, a minimum interest coverage ratio of 1.60 to 1.00, a maximum leverage ratio of 5.75 to 1.00, a minimum current ratio of 1.50 to 1.00, and a minimum fixed charge coverage ratio of 1.10 to 1.00.


   The New Credit Facility contains customary events of default, including defaults relating to payments, breach of representations and warranties, covenants, cross-defaults and cross-acceleration to certain other indebtedness, certain events of bankruptcy and insolvency, actual or asserted invalidity of security and change of control.

                           DESCRIPTION OF NEW NOTES


   The New Notes offered hereby will be issued under an Indenture to be dated as of May 28, 1997 (the "Indenture") between the Company and State Street Bank and Trust Company (formerly known as Fleet National Bank), as trustee (the "Trustee"), a copy of the form of which will be made available to prospective purchasers of the New Notes upon request to the Company. References to "(Section)" mean the applicable Section of the Indenture.


   The following summaries of the material provisions of the Indenture do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). For definitions of certain capitalized terms used in the following summary, see "--Certain Definitions."

GENERAL

   The New Notes will mature on June 1, 2005, will be limited to $105,000,000 aggregate principal amount, and will be unsecured senior obligations of the Company. Each New Note will bear interest at the rate set forth on the cover page hereof from May 28, 1997 or from the most recent interest payment date to which interest has been paid, payable semiannually on June 1 and December 1 in each year, commencing December 1, 1997, to the Person in whose name the New Note (or any predecessor Note) is registered at the close of business on the May 15 or November 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. (Sections 202, 301 and 307).

   Pursuant to the Registration Rights Agreement, the Company has agreed for the benefit of the holders of the Old Notes, at the Company's cost, either (i) to effect a registered Exchange Offer under the Securities Act to exchange the Old Notes for New Notes, which will have terms identical in all material respects to the Old Notes (except that the New Notes will not contain terms with respect to transfer restrictions) or (ii) in the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if any holder of the New Notes is prohibited by applicable law or Commission policy from participating in the Exchange Offer or is not able to receive freely tradeable Old Notes and as a result the Exchange Offer is not declared effective within 130 days after the original issue of the Old Notes or the Exchange Offer is not consummated for all of the Old Notes within 165 days after the original issue of the Old Notes, or upon the request of the Initial Purchaser, to register the Old Notes for resale under the Securities Act through a shelf registration statement (the "Shelf Registration Statement"). In the event that either (a) the Exchange Offer Registration Statement is not filed with the Commission on or prior to the 45th calendar day following the date of original issue of the Old Notes, (b) the Exchange Offer Registration Statement has not been declared effective on or prior to the 130th calendar day following the date of the original issue of the Old Notes, (c) the Exchange Offer is not consummated, or if an Exchange Offer has not been consummated, a Shelf Registration Statement is not declared effective, in either case, on or prior to the 165th calendar day following the date of original issue of the Old Notes or (d) if an Exchange Offer has been consummated, any required Shelf Registration Statement is not declared effective on or prior to the later of (i) the 165th calendar day following the date of original issue of the Old Notes or (ii) the 90th calendar day following the date the Company becomes obligated to file a Shelf Registration Statement (each such event referred to in clauses (a) through (d) above, a "Registration Default"), the interest rate borne by the Old Notes shall be increased by one-quarter of one percent per annum upon the occurrence of each Registration Default, which rate will increase by one quarter of one percent each 90-day period that such additional interest continues to accrue under any such circumstance, with an aggregate maximum increase in the interest rate equal to one percent (1%) per annum. Following the cure of all Registration Defaults the accrual of additional interest will cease and the interest rate will revert to the original rate.

   Principal of, premium, if any, and interest on the New Notes will be payable, and the New Notes will be exchangeable and transferable, at the office or agency of the Company in The City of New York maintained for such purposes (which initially will be the corporate trust office of the Trustee); provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. (Sections 301, 305 and 1002) The New Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer, exchange or redemption of New Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Section 305)

   Settlement for the New Notes will be made in same day funds. All payments of principal and interest will be made by the Company in same day funds. The New Notes will trade in the Same-Day Funds Settlement System of The Depositary Trust Company (the "Depositary" or "DTC") until maturity, and secondary market trading activity for the New Notes will therefore settle in same day funds.

   When issued, the New Notes will be a new issue of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the Notes. See "Risk Factors -- Absence of Public Market for the New Notes."

OPTIONAL REDEMPTION

   The New Notes will be subject to redemption at any time on or after June 1, 2001, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning June 1 of the years indicated below:

          REDEMPTION
YEAR        PRICE
------- ------------
2001 ...   105.063%
2002 ...   103.375%
2003 ...   101.688%

and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

   In addition, at any time prior to June 1, 2000, the Company may, at its option, use the net proceeds of one or more Public Equity Offerings to redeem up to an aggregate of 33 1/3% of the aggregate principal amount of New Notes originally issued under the Indenture at a redemption price equal to 110 1/8% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date; provided that at least $65 million of the principal amount of New Notes remains outstanding immediately after the occurrence of such redemption. In order to effect the foregoing redemption, the Company must mail a notice of redemption no later than 60 days after the closing of the related Public Equity Offering and must consummate such redemption within 90 days of the closing of the Public Equity Offering.

   If less than all of the New Notes are to be redeemed, the Trustee shall select the New Notes or portions thereof to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable. (Sections 203, 1101, 1103 and 1104)

SINKING FUND

   The New Notes will not be entitled to the benefit of any sinking fund.

PURCHASE OF NEW NOTES UPON A CHANGE OF CONTROL

   If a Change of Control shall occur at any time, then each holder of New Notes shall have the right to require that the Company purchase such holder's New Notes in whole or in part in integral multiples of $1,000, at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to

101% of the principal amount of such New Notes, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date"), pursuant to the offer described below (the "Change of Control Offer") and in accordance with the other procedures set forth in the Indenture.

   Within 30 days of any Change of Control, the Company shall notify the Trustee thereof and give written notice of such Change of Control to each holder of New Notes, by first-class mail, postage prepaid, at his address appearing in the security register, stating, among other things, that a Change of Control has occurred and the date of such event, the circumstances and relevant facts regarding such Change of Control (including, but not limited to, information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); the purchase price and the purchase date which shall be fixed by the Company on a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; that any New Note not tendered will continue to accrue interest; that, unless the Company defaults in the payment of the Change of Control Purchase Price, any New Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and certain other procedures that a holder of New Notes must follow to accept a Change of Control Offer or to withdraw such acceptance. (Section 1015)

   If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the New Notes that might be delivered by holders of the New Notes seeking to accept the Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the holders of the New Notes the rights described under "Events of Default."

   The term "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the New Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase.

   The existence of a holder's right to require the Company to repurchase such holder's New Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

   The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer.

   The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all the New Notes validly tendered and not withdrawn under such Change of Control Offer.

   Optional Redemption Upon Change of Control. The New Notes will be redeemable, at the option of the Company, in whole or in part at any time within 180 days after a Change of Control upon not less than 30 nor more than 60 days' prior notice to each holder of New Notes to be redeemed, at a redemption price equal to the sum of (i) the then outstanding principal amount thereof plus (ii) accrued and unpaid interest, if any, to the redemption date plus (iii) the Applicable Premium.

   "Applicable Premium" with respect to the New Notes is defined as the greater of (i) 1.0% of the then outstanding principal amount of such New Notes and (ii) the excess of (A) the present value of the required interest and principal payments due on such New Notes, computed using a discount rate equal to the Treasury Rate plus the Applicable Spread, over (B) the then outstanding principal amount of such New Notes.

   "Applicable Spread" is defined as 75 basis points.

   "Treasury Rate" is defined as the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the date fixed for redemption of the New Notes following a Change of Control (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining Average Life to Stated Maturity of the New Notes; provided, that if the Average Life to Stated Maturity of the New Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life to Stated Maturity of the New Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

RANKING

   The New Notes will be unsecured senior obligations of the Company, and the Indebtedness represented by the New Notes and the payment of principal of, premium, if any, and interest on the New Notes will rank pari passu in right of payment with all other existing and future senior indebtedness of the Company and senior in right of payment to all existing and future Subordinated Indebtedness of the Company. The New Notes will be effectively subordinated to secured Indebtedness of the Company as to the assets securing such Indebtedness, including any Indebtedness under the New Credit Facility. As of March 30, 1997, on a pro forma basis, after giving effect to the Recapitalization, the Company would have had no Indebtedness outstanding other than the New Notes.

CERTAIN COVENANTS

   The Indenture contains, among others, the following covenants:

   Limitation on Indebtedness. The Company will not, and will not permit any of its Subsidiaries to, create, issue, incur, assume, guarantee or otherwise in any manner become directly or indirectly liable for the payment of or otherwise incur (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness but excluding Permitted Indebtedness), unless such Indebtedness is incurred by the Company or any Guarantor or constitutes Acquired Indebtedness of a Subsidiary and, in each case, the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period (and after giving pro forma effect to (i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such applicable period; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Subsidiaries since the first day of such applicable period as if such Indebtedness was incurred, repaid or retired at the beginning of such applicable period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such applicable period); (iii) in the case of Acquired Indebtedness or any acquisition occurring at the time of the incurrence of such Indebtedness, the related acquisition, assuming such acquisition had been consummated on the first day of such applicable period; and (iv) any acquisition or disposition by the Company and its Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, or any related repayment of Indebtedness, in each case since the first day of such applicable period, assuming such acquisition or disposition had been consummated on the first day of such applicable period) is at least equal to or greater than 2.00:1. (Section 1008)

   Limitation on Restricted Payments. (a) The Company will not, and will not permit any Subsidiary to, directly or indirectly:

     (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire shares of such Qualified Capital Stock);

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     (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, the Company's Capital Stock or any Capital Stock of any Affiliate of the Company (other than Capital Stock of any Wholly Owned Subsidiary of the Company) or options, warrants or other rights to acquire such Capital Stock;

     (iii) make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness;

     (iv) declare or pay any dividend or distribution on any Capital Stock of any Subsidiary to any Person (other than (a) to the Company or any of its Wholly Owned Subsidiaries or (b) to all holders of Capital Stock of such Subsidiary on a pro rata basis); or

     (v) make any Investment in any Person (other than any Permitted
    Investments)

(any of the foregoing actions described in clauses (i) through (v), other than any such action that is a Permitted Payment (as defined below), collectively, "Restricted Payments") (the amount of any such Restricted Payment, if other than cash, as determined by the board of directors of the Company, whose determination shall be conclusive and evidenced by a board resolution), unless
(1) immediately before and immediately after giving effect to such proposed Restricted Payment on a pro forma basis, no Default or Event of Default shall have occurred and be continuing and such Restricted Payment shall not be an event which is, or after notice or lapse of time or both, would be, an "event of default" under the terms of any Indebtedness of the Company or its Subsidiaries; (2) immediately before and immediately after giving effect to such Restricted Payment on a pro forma basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions described under "--Limitation on Indebtedness;" and (3) after giving effect to the proposed Restricted Payment, the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture, does not exceed the sum of:

     (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the fiscal quarter beginning after the date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of the Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss);

     (B) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company either (x) as capital contributions in the form of common equity to the Company or (y) from the issuance or sale (other than to any of its Subsidiaries) of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such Qualified Capital Stock of the Company (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below in clause (ii) or (iii) of paragraph (b) below);

     (C) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company (other than from any of its Subsidiaries) upon the exercise of any options, warrants or rights to purchase Qualified Capital Stock of the Company;

     (D) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the conversion or exchange, if any, of debt securities or Redeemable Capital Stock of the Company or its Subsidiaries into or for Qualified Capital Stock of the Company plus, to the extent such debt securities or Redeemable Capital Stock were issued after the date of the Indenture, the aggregate of Net Cash Proceeds from their original issuance; and

     (E) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the date of the Indenture, an amount equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment, in either case, less the cost of the disposition of such Investment.

   (b) Notwithstanding the foregoing, and in the case of clauses (ii) through
(viii) below, so long as there is no Default or Event of Default continuing, the foregoing provisions shall not prohibit the following actions (each of clauses (i) through (viii) being referred to as a "Permitted Payment"):

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     (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment was permitted by the provisions of paragraph (a) of this Section and such payment shall have been deemed to have been paid on such date of declaration and shall not have been deemed a "Permitted Payment" for purposes of the calculation required by paragraph (a) of this Section;

     (ii) the repurchase, redemption, or other acquisition or retirement for value of any shares of any class of Capital Stock of the Company in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of a substantially concurrent issuance and sale for cash (other than to a Subsidiary) of, other shares of Qualified Capital Stock of the Company; provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) of this Section;

     (iii) the repurchase, redemption, defeasance, retirement or acquisition for value or payment of principal of any Subordinated Indebtedness or Redeemable Capital Stock in exchange for, or in an amount not in excess of the Net Cash Proceeds of, a substantially concurrent issuance and sale for cash (other than to any Subsidiary of the Company) of any Qualified Capital Stock of the Company, provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) of this Section;

     (iv) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Redeemable Capital Stock) (a "refinancing") through the substantially concurrent issuance of new Subordinated Indebtedness of the Company, provided that any such new Subordinated Indebtedness (1) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing;
    (2) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the New Notes; (3) has a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the New Notes; and
    (4) is expressly subordinated in right of payment to the New Notes at least to the same extent as the Subordinated Indebtedness to be refinanced;

     (v) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of any Redeemable Capital Stock through the substantially concurrent issuance of new Redeemable Capital Stock of the Company, provided that any such new Redeemable Capital Stock (1) shall have an aggregate liquidation preference that does not exceed the aggregate liquidation preference of the amount so refinanced; (2) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the New Notes; and (3) has a Stated Maturity later than the Stated Maturity for the final scheduled principal payment of the New Notes;

     (vi) the repurchase of shares of, or options to purchase shares of, common stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the Recapitalization, the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; provided, however, that the aggregate amount of such repurchases in any calendar year shall not exceed (a) $2.5 million in connection with repurchases made in connection with the Recapitalization and (b) $1 million in any calendar year with respect to repurchases not made in connection with the Recapitalization;

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     (vii) payments made to repurchase the Existing Subordinated Notes using funds deposited in the Escrow Account, pursuant to the Recapitalization;
    and

     (viii) payments made to repurchase Capital Stock of the Company or as dividends on Capital Stock made within six months of the date of the Indenture in an amount not to exceed the sum of (x) the Net Cash Proceeds received by the Company from the sale of the New Notes and (y) borrowings under the New Credit Facility of up to $2 million made within 30 days of the date of the Indenture, less any amounts previously used by the Company
    (a) to repurchase Capital Stock of the Company, (b) to pay dividends on Capital Stock of the Company, (c) to repay Indebtedness of the Company, or
    (d) to settle or repurchase existing stock options, or (e) as payments to holders of stock options to enable such holders to pay taxes, in each case, from and including the date of the Indenture; provided that such payments may not be made so long as Indebtedness outstanding prior to the date of the Indenture remains outstanding. (Section 1009)

   Limitation on Transactions with Affiliates. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate of the Company (other than the Company or a Wholly Owned Subsidiary) unless such transaction or series of related transactions is entered into in good faith and in writing and (a) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that would be available in a comparable transaction in arm's-length dealings with an unrelated third party, (b) with respect to any transaction or series of related transactions involving aggregate value in excess of $500,000, the Company delivers an officers' certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (a) above, and (c) with respect to any transaction or series of related transactions involving aggregate value in excess of $1 million, either (A) such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the Company, or in the event there is only one Disinterested Director, by such Disinterested Director, or (B) the Company delivers to the Trustee a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required stating that the transactions or series of related transactions is fair to the Company or such Subsidiary from a financial point of view; provided, however, that this provision shall not apply to (i) any transaction with an officer or director of the Company entered into in the ordinary course of business (including compensation and employee benefit arrangements with any officer, director or employee of the Company, including under any stock option or stock incentive plans), (ii) any transaction with CVG Industria Venezolana de Aluminio C.A. ("Venalum") in accordance with the terms of a Venalum Purchase and Sale Agreement (other than in connection with the entering into of any such agreement or any amendments, renewal, supplement or modification thereof); or
(iii) payments made to Gibbons, Goodwin, van Amerongen for financial advisory and other services in an amount not to exceed $500,000 in any calendar year. (Section 1010)

   Limitation on Liens. The Company will not, and will not permit any Subsidiary to, directly or indirectly, create, incur or affirm any Lien of any kind upon any property or assets (including any intercompany notes) of the Company or any Subsidiary owned on the date of the Indenture or acquired after the date of the Indenture, or any income or profits therefrom, unless the New Notes are directly secured equally and ratably with (or, in the case of Subordinated Indebtedness, prior or senior thereto, with the same relative priority as the New Notes shall have with respect to such Subordinated Indebtedness) the obligation or liability secured by such Lien except for any Permitted Liens. (Section 1011)

   Limitation on Sale of Assets. (a) The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (i) at least 85% of the consideration from such Asset Sale is received in cash and (ii) the Company or such Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets subject to such Asset Sale (as determined by the board of directors of the Company and evidenced in a board resolution); provided

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that in the case of an Asset Swap constituting an Asset Sale, the Company or any such Subsidiaries shall only be required to receive in cash an amount equal to at least 85% of the proceeds of the Asset Sale which do not consist of like kind assets acquired in the Asset Swap.

   (b) If all or a portion of the Net Cash Proceeds of any Asset Sale are not required to be applied to repay permanently any Indebtedness under the New Credit Facility then outstanding as required by the terms thereof, or the Company determines not to apply such Net Cash Proceeds to the permanent prepayment of such Indebtedness under the New Credit Facility, or if no such Indebtedness under the New Credit Facility is then outstanding, then the Company or a Subsidiary may, within 270 days of the Asset Sale, invest the Net Cash Proceeds in properties and other assets that (as determined by the board of directors of the Company) replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the businesses of the Company or its Subsidiaries existing on the date of the Indenture or in businesses reasonably related thereto. The amount of such Net Cash Proceeds not used or invested within 270 days of the Asset Sale as set forth in this paragraph constitutes "Excess Proceeds."

   (c) When the aggregate amount of Excess Proceeds exceeds $7.5 million or more, the Company will apply the Excess Proceeds to the repayment of the New Notes and any other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Indebtedness with the proceeds from any Asset Sale as follows: (A) the Company will make an offer to purchase (an "Offer") from all holders of the New Notes in accordance with the procedures set forth in the Indenture in the maximum principal amount (expressed as a multiple of $1,000) of New Notes that may be purchased out of an amount (the "Note Amount") equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the New Notes, and the denominator of which is the sum of the outstanding principal amount of the New Notes and such Pari Passu Indebtedness (subject to proration in the event such amount is less than the aggregate Offered Price (as defined herein) of all New Notes tendered) and
(B) to the extent required by such Pari Passu Indebtedness to permanently reduce the principal amount of such Pari Passu Indebtedness, the Company will make an offer to purchase or otherwise repurchase or redeem Pari Passu Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Debt Amount") equal to the excess of the Excess Proceeds over the Note Amount; provided that in no event will the Company be required to make a Pari Passu Offer in a Pari Passu Debt Amount exceeding the principal amount of such Pari Passu Indebtedness plus the amount of any premium required to be paid to repurchase such Pari Passu Indebtedness. The offer price for the New Notes will be payable in cash in an amount equal to 100% of the principal amount of the New Notes plus accrued and unpaid interest, if any, to the date (the "Offer Date") such Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the New Notes tendered pursuant to the Offer is less than the Note Amount relating thereto or the aggregate amount of Pari Passu Indebtedness that is purchased in a Pari Passu Offer is less than the Pari Passu Debt Amount, the Company will use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of New Notes and Pari Passu Indebtedness surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the New Notes to be purchased on a pro rata basis. Upon the completion of the purchase of all the New Notes tendered pursuant to an Offer and the completion of a Pari Passu Offer, the amount of Excess Proceeds, if any, shall be reset at zero.

   (d) When the aggregate amount of Excess Proceeds exceeds $7.5 million, such Excess Proceeds will, prior to any purchase of New Notes described in paragraph (c) above, be set aside by the Company in a separate account pending
(i) deposit with the depository or a paying agent of the amount required to purchase the New Notes tendered in an Offer or Pari Passu Indebtedness tendered in a Pari Passu Offer, (ii) delivery by the Company of the Offered Price to the holders of the New Notes tendered in an Offer or Pari Passu Indebtedness tendered in a Pari Passu Offer and (iii) the completion of the purchase of all the New Notes tendered pursuant to the Offer and the completion of the Pari Passu Offer. Such Excess Proceeds may be invested in Temporary Cash Investments, provided that the maturity date of any such investment made after the amount of Excess Proceeds exceeds $7.5 million shall not be later than the

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Offer Date. The Company shall be entitled to any interest or dividends accrued, earned or paid on such Temporary Cash Investments; provided that the Company shall not withdraw such interest from the separate account if an Event of Default has occurred and is continuing.

   (e) If the Company becomes obligated to make an Offer pursuant to clause
(c) above, the New Notes and the Pari Passu Indebtedness shall be purchased by the Company, at the option of the holders thereof, in whole or in part in integral multiples of $1,000, on a date that is not earlier than 30 days and not later than 60 days from the date the notice of the Offer is given to holders, or such later date as may be necessary for the Company to comply with the requirements under the Exchange Act.

   (f) The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with an Offer. (Section 1012)

   (g) The Company will not, and will not permit any Subsidiary to, create or permit to exist or become effective any restriction (other than restrictions existing under Pari Passu Indebtedness) that would materially impair the ability of the Company to make an Offer to purchase the New Notes or, if such Offer is made, to pay for the New Notes tendered for purchase. (Section 1012)

   Limitation on Issuances of Guarantees of Indebtedness. (a) The Company will not permit any Subsidiary, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Pari Passu Indebtedness or Subordinated Indebtedness of the Company unless such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the New Notes on the same terms as the guarantee of such Indebtedness except that (A) such guarantee need not be secured unless required pursuant to "--Limitation on Liens" and (B) if such Indebtedness is by its terms expressly subordinated to the New Notes, any such assumption, guarantee or other liability of such Subsidiary with respect to such Indebtedness shall be subordinated to such Subsidiary's Guarantee of the New Notes at least to the same extent as such Indebtedness is subordinated to the New Notes.

   (b) Notwithstanding the foregoing, any Guarantee by a Subsidiary of the New Notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Subsidiary, which transaction is in compliance with the terms of the Indenture and pursuant to which transaction such Subsidiary is released from all guarantees, if any, by it of other Indebtedness of the Company or any Subsidiaries. (Section 1013)

   Restriction on Transfer of Assets. The Company will not sell, convey, transfer or otherwise dispose of its assets or property to any of its Subsidiaries, except for sales, conveyances, transfers or other dispositions
(a) made in the ordinary course of business or (b) to any Subsidiary if such Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the payment of the New Notes by such Subsidiary on a senior basis. For purposes of this provision, any sale, conveyance, transfer, lease or other disposition of property or assets, having a Fair Market Value in excess of (a) $1,000,000 for any sale, conveyance, transfer or disposition or series of related sales, conveyances, transfers, leases and dispositions and (b) $5,000,000 in the aggregate for all such sales, conveyances, transfers, leases or dispositions in any fiscal year of the Company, shall not be considered "in the ordinary course of business." (Section 1014)

   Limitation on Sale and Leaseback Transactions. The Company will not, and will not permit any Subsidiary of the Company to, directly or indirectly, enter into any sale and leaseback transaction with respect to any property or assets (whether now owned or hereafter acquired), except for a sale and leaseback transaction not exceeding 365 days, unless (i) the sale or transfer of such property or assets to be leased is treated as an Asset Sale and complies with the "--Limitation on Sale of Assets" covenant and (ii) the Company or such Subsidiary would be entitled under the "--Limitation on Indebtedness" covenant to incur any Indebtedness (with the lease obligations being treated as Indebtedness for purposes of ascertaining compliance with this covenant) in respect of such sale and leaseback transaction. (Section
1016)

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   Limitation on Subsidiary Capital Stock. The Company will not permit (a) any
Subsidiary of the Company to issue any Capital Stock, except for (i) Capital Stock issued or sold to, held by or transferred to the Company or a Wholly Owned Subsidiary, and (ii) Capital Stock issued by a Person prior to the time
(A) such Person becomes a Subsidiary, (B) such Person merges with or into a Subsidiary or (C) a Subsidiary merges with or into such Person; provided that such Capital Stock was not issued or incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or (C) or (b) any Person (other than the Company or a Wholly Owned Subsidiary) to acquire Capital Stock of any Subsidiary from the Company or any Subsidiary, except, in the case of clause (a) or (b), upon the acquisition of all the outstanding Capital Stock of such Subsidiary in accordance with the terms of the Indenture. (Section 1017)

   Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create any consensual encumbrance or restriction on the ability of any Subsidiary to (i) pay dividends or make any other distribution on its Capital Stock, (ii) pay any Indebtedness owed to the Company or any other Subsidiary, (iii) make any Investment in the Company or any other Subsidiary or (iv) transfer any of its properties or assets to the Company or any other Subsidiary, except for: (a) any encumbrance or restriction pursuant to any agreement in effect on the date of the Indenture and listed on a schedule to the Indenture; (b) any encumbrance or restriction, with respect to a Subsidiary that is not a Subsidiary of the Company on the date of the Indenture, in existence at the time such Person becomes a Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary; and (c) any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (a) and (b), or in this clause (c), provided that the terms and conditions of any such encumbrances or restrictions are no more restrictive in any material respect than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced. (Section 1018)

   Limitations on Unrestricted Subsidiaries. The Company will not make, and will not permit its Subsidiaries to make, any Investment in Unrestricted Subsidiaries if, at the time thereof, the aggregate amount of such Investments would exceed the amount of Restricted Payments then permitted to be made pursuant to the "--Limitation on Restricted Payments" covenant. Any Investments in Unrestricted Subsidiaries permitted to be made pursuant to this covenant (i) will be treated as a Restricted Payment in calculating the amount of Restricted Payments made by the Company and (ii) may be made in cash or property. (Section 1019)

   Provision of Financial Statements. After the earlier to occur of the consummation of the Exchange Offer and the 165th calendar day following the date of original issue of the Old Notes, whether or not the Company is subject to Section 13(a) or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the date (the "Required Filing Date") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (whether or not the Exchange Offer has occurred or 165 days has passed since the issuance of the Old Notes) (i) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act if the Company were subject to either of such Sections and
(y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request, supply copies of such documents to any prospective holder at the Company's cost. If any Guarantor's financial statements would be required to be included in the financial statements filed or delivered pursuant to the Indenture if the Company were subject to Section 13(a) or 15(d) of the Exchange Act, the Company shall include such Guarantor's financial statements in any filing or delivery pursuant to the Indenture. (Section 1020)

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   Additional Covenants. The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in The City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate existence; (v) payment of taxes and other claims; (vi) maintenance of properties; and (vii) maintenance of insurance.

CONSOLIDATION, MERGER, SALE OF ASSETS

   The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Subsidiaries to enter into any such transaction or series of related transactions if such transaction or series of related transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto (i) either (a) the Company will be the continuing corporation in the case of a consolidation or merger involving the Company or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis (the "Surviving Entity") will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of the Company under the New Notes and the Indenture, as the case may be, and the New Notes and the Indenture will remain in full force and effect as so supplemented; (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Subsidiaries which becomes the obligation of the Company or any of its Subsidiaries as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "--Certain Covenants -- Limitation on Indebtedness"; (iv) at the time of the transaction each Guarantor, if any, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the New Notes; (v) at the time of the transaction if any of the property or assets of the Company or any of its Subsidiaries would thereupon become subject to any Lien, the provisions of "--Certain Covenants -- Limitation on Liens" are complied with; and (vi) at the time of the transaction the Company or the Surviving Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. (Section 801)

   Each Guarantor, if any, will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than the Company or any Guarantor) or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets on a Consolidated basis to any Person or group of affiliated Persons (other than the Company or any Guarantor) or permit any of its Subsidiaries to enter into any such transaction or series of related transactions if such transaction or series of related transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Guarantor and its Subsidiaries on a Consolidated basis to any other Person or group of affiliated

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Persons (other than the Company or any Guarantor), unless at the time and after giving effect thereto (i) either (a) the Guarantor will be the continuing corporation in the case of a consolidation or merger involving the Guarantor or (b) the Person (if other than the Guarantor) formed by such consolidation or into which such Guarantor is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Guarantor and its Subsidiaries on a Consolidated basis (the "Surviving Guarantor Entity") will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form reasonably satisfactory to the Trustee, all the obligations of such Guarantor under its Guarantee of the New Notes and the Indenture and such Guarantee will remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default will have occurred and be continuing; and (iii) at the time of the transaction such Guarantor or the Surviving Guarantor Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with; provided, however, that this paragraph shall not apply to any Guarantor whose Guarantee of the New Notes is unconditionally released and discharged in accordance with paragraph (b) under the provisions of "--Certain Covenants -- Limitation on Issuances of Guarantees of Indebtedness." (Section 801)

   In the event of any transaction (other than a lease) described in and complying with the conditions listed in the two immediately preceding paragraphs in which the Company or any Guarantor, as the case may be, is not the continuing corporation, the successor Person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company or any Guarantor, as the case may be, would be discharged from all obligations and covenants under the Indenture and the New Notes or its Guarantee, as the case may be. (Section 802)

EVENTS OF DEFAULT

   An Event of Default will occur under the Indenture if:

     (i) there shall be a default in the payment of any interest on any New Note when it becomes due and payable, and such default shall continue for a period of 30 days;

     (ii) there shall be a default in the payment of the principal of (or premium, if any, on) any New Note at its Maturity (upon acceleration, optional or mandatory redemption, required repurchase or otherwise);

     (iii) (a) there shall be a default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor under the Indenture or any Guarantee (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (i), (ii) or in clause (b), (c) or (d) of this clause (iii)) and such default or breach shall continue for a period of 30 days after written notice has been given, by certified mail, (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding New Notes; (b) there shall be a default in the performance or breach of the provisions described in "--Consolidation, Merger, Sale of Assets;" (c) the Company shall have failed to make or consummate an Offer in accordance with the provisions of "--Certain Covenants -- Limitation on Sale of Assets;" or (d) the Company shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of "--Purchase of New Notes Upon a Change of Control;"

     (iv) (a) any default in the payment of the principal, premium, if any, or interest on any Indebtedness shall have occurred under any of the agreements, indentures or instruments under which the Company, any Guarantor or any Subsidiary then has outstanding Indebtedness in excess of $5 million when the same shall become due and payable in full and such default shall have continued after any applicable grace period and shall not have been cured or waived and, if not

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    already matured at its final maturity in accordance with its terms, the holder of such Indebtedness shall have the right to accelerate such Indebtedness or (b) an event of default as defined in any of the agreements, indentures or instruments described in clause (a) of this clause (iv) shall have occurred and the Indebtedness thereunder, if not already matured at its final maturity in accordance with its terms, shall have been accelerated;

     (v) any Guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms, except to the extent contemplated by the Indenture and any such Guarantee;

     (vi) one or more judgments, orders or decrees for the payment of money in excess of $2 million, either individually or in the aggregate, shall be rendered against the Company, any Guarantor or any Subsidiary or any of their respective properties and shall not be discharged and either (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

     (vii) any holder or holders of at least $2 million in aggregate principal amount of Indebtedness of the Company, any Guarantor or any Subsidiary after a default under such Indebtedness shall notify the Trustee of the intended sale or disposition of any assets of the Company, any Guarantor or any Subsidiary that have been pledged to or for the benefit of such holder or holders to secure such Indebtedness or shall commence proceedings, or take any action (including by way of set-off), to retain in satisfaction of such Indebtedness or to collect on, seize, dispose of or apply in satisfaction of Indebtedness, assets of the Company, any Guarantor or any Subsidiary (including funds on deposit or held pursuant to lock-box and other similar arrangements);

     (viii) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Company, any Guarantor or any Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging the Company, any Guarantor or any Significant Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, any Guarantor or any Significant Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company, any Guarantor or any Significant Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their respective affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

     (ix) (a) the Company, any Guarantor or any Significant Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) the Company, any Guarantor or any Significant Subsidiary consents to the entry of a decree or order for relief in respect of the Company, such Guarantor or such Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) the Company, any Guarantor or any Significant Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) the Company, any Guarantor or any Significant Subsidiary (I) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company, any Guarantor or such Significant Subsidiary or of any substantial part of their respective properties, (II) makes an assignment for the benefit of creditors or (III) admits in writing its inability to pay its debts generally as they become due or (e) the Company, any Guarantor or any Significant Subsidiary takes any corporate action in furtherance of any such actions in this paragraph (ix). (Section 501)

   If an Event of Default (other than as specified in clauses (viii) and (ix) of the prior paragraph) shall occur and be continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in aggregate principal amount of the New Notes then outstanding may, and the Trustee at the request of such

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holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all New Notes to be due and payable, by a notice in writing to the Company (and to the Trustee if given by the holders of the New Notes) and upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. If an Event of Default specified in clause
(viii) or (ix) of the prior paragraph occurs with respect to the Company and is continuing, then all the New Notes shall ipso facto become and be due and payable immediately in an amount equal to the principal amount of the New Notes, together with accrued and unpaid interest, if any, to the date the New Notes become due and payable, without any declaration or other act on the part of the Trustee or any holder. Thereupon, the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of New Notes by appropriate judicial proceedings.

   After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of New Notes outstanding by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all New Notes then outstanding, (iii) the principal of and premium, if any, on any New Notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the New Notes and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the New Notes; and (b) all Events of Default, other than the non-payment of principal of the New Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. No such rescission shall affect any subsequent default or impair any right consequent thereon. (Section 502)

   The holders of not less than a majority in aggregate principal amount of the New Notes outstanding may on behalf of the holders of all outstanding New Notes waive any past default under the Indenture and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any New Note or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each New Note affected by such modification or amendment. (Section 513)

   The Company is also required to notify the Trustee within five business days of the occurrence of any Default. The Company is required to deliver to the Trustee, on or before a date not more than 60 days after the end of each fiscal quarter and not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred. (Section 1021) The Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders of the New Notes unless such holders offer to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred thereby. (Section 603)

   The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, if any, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

   The Company may, at its option and at any time, elect to have the obligations of the Company, any Guarantor and any other obligor upon the New Notes discharged with respect to the outstanding New Notes ("defeasance"). Such defeasance means that the Company, any such Guarantor and any other obligor under the Indenture shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding New Notes, except for (i) the rights of holders of such outstanding New Notes to receive payments in respect of the principal of, premium, if any, and interest on such New Notes when such payments are due, (ii) the Company's obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes,

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and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the New Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the New Notes. (Sections 401, 402 and 403)

   In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the New Notes cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding New Notes on the Stated Maturity (or on any date after June 1, 2001 (such date being referred to as the "Defeasance Redemption Date"), if at or prior to electing either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding New Notes on the Defeasance Redemption Date); (ii) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel in the United States shall confirm that, the holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default (other than a Default or Event of Default under the Indenture resulting from the borrowing of funds to be applied to such deposit) shall have occurred and be continuing on the date of such deposit or insofar as clauses (viii) or (ix) under the first paragraph under "--Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit; (v) such defeasance or covenant defeasance shall not cause the Trustee for the New Notes to have a conflicting interest as defined in the Indenture and for purposes of the Trust Indenture Act with respect to any securities of the Company or any Guarantor; (vi) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Subsidiary is a party or by which it is bound; (vii) such defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; (viii) the Company will have delivered to the Trustee an opinion of independent counsel in the United States to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (ix) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the New Notes or any Guarantee over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others; (x) no event or condition shall exist that would prevent the Company from making payments of the principal of, premium, if any, and interest on the New Notes on the date of such deposit or at any time ending on the 91st day after the date of such deposit; and (xi) the Company will have delivered to the Trustee an officers' certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with. (Section 404)

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SATISFACTION AND DISCHARGE

   The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the New Notes as expressly provided for in the Indenture) as to all outstanding New Notes under the Indenture when (a) either (i) all such New Notes theretofore authenticated and delivered (except lost, stolen or destroyed New Notes which have been replaced or paid or New Notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (ii) all New Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year, or (z) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the New Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at such Maturity, Stated Maturity or redemption date; (b) the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company and any Guarantor; and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of independent counsel each stating that
(i) all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Subsidiary is a party or by which the Company, any Guarantor or any Subsidiary is bound. (Section 1301)

MODIFICATIONS AND AMENDMENTS

   Modifications and amendments of the Indenture may be made by the Company, each Guarantor, if any, and the Trustee with the consent of the holders of at least a majority in aggregate principal amount of the New Notes then outstanding; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding New Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, or change to an earlier date any redemption date of, or waive a default in the payment of the principal or interest on, any such New Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any such New Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date); (ii) amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with "--Purchase of New Notes Upon a Change of Control," including, in each case, amending, changing or modifying any definitions relating thereto; (iii) reduce the percentage in principal amount of such outstanding New Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver or compliance with certain provisions of the Indenture; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of such outstanding New Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each such New Note affected thereby; (v) except as otherwise permitted under "-- Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company or any Guarantor of any of its rights and obligations under the Indenture; or
(vi) amend or modify any of the provisions of the Indenture in any manner which subordinates the New Notes issued thereunder in right of payment to any other Indebtedness of the Company or which subordinates any Guarantee in right of payment to any other Indebtedness of the Guarantor issuing any such Guarantee. (Section 902)

   Notwithstanding the foregoing, without the consent of any holders of the New Notes, the Company, any Guarantor, any other obligor under the Securities and the Trustee may modify or amend the

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Indenture: (a) to evidence the succession of another Person to the Company or a Guarantor or any other obligor under the Securities, and the assumption by any such successor of the covenants of the Company or such Guarantor or obligor in the Indenture and in the New Notes and in any Guarantee in accordance with "-- Consolidation, Merger, Sale of Assets"; (b) to add to the covenants of the Company, any Guarantor or any other obligor upon the New Notes for the benefit of the holders of the New Notes or to surrender any right or power conferred upon the Company or any Guarantor or any other obligor upon the New Notes, as applicable, in the Indenture, in the New Notes or in any Guarantee; (c) to cure any ambiguity, or to correct or supplement any provision in the Indenture, the New Notes or any Guarantee which may be defective or inconsistent with any other provision in the Indenture, the New Notes or any Guarantee or make any other provisions with respect to matters or questions arising under the Indenture, the New Notes or any Guarantee; provided that, in each case, such provisions shall not adversely affect the interest of the holders of the New Notes; (d) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; (e) to add a Guarantor under the Indenture; (f) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture; or (g) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the New Notes as additional security for the payment and performance of the Company's and any Guarantor's obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the Indenture or otherwise. (Section 901)

   The holders of a majority in aggregate principal amount of the New Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture. (Section 1022)

GOVERNING LAW

   The Indenture, the New Notes and any Guarantee will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

CONCERNING THE TRUSTEE

   The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee with such conflict or resign as Trustee. (Sections 608 and 610)

   The holders of a majority in principal amount of the then outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (which has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of New Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense. (Section 603)

CERTAIN DEFINITIONS

   "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary, as the case may be.

   "Affiliate" means, with respect to any specified Person: (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (ii) any

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other Person that owns, directly or indirectly, 5% or more of such specified
Person's Capital Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or (iii) any other Person 5% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

   "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of: (i) any Capital Stock of any Subsidiary; (ii) all or substantially all of the properties and assets of any division or line of business of the Company or its Subsidiaries; or (iii) any other properties or assets of the Company or any Subsidiary other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties and assets
(A) that is governed by the provisions described under "--Consolidation, Merger, Sale of Assets," (B) that is by the Company to any Guarantor, or by any Subsidiary to the Company or any Wholly Owned Subsidiary in accordance with the terms of the Indenture, (C) that is of obsolete equipment in the ordinary course of business, (D) that represents sales of aluminum as raw material as part of the Company's inventory management procedures in the ordinary course of business, (E) the Fair Market Value of which in the aggregate does not exceed $1 million in any transaction or series of related transactions or (F) the disposition of the Escrow Account in order to repurchase the Existing Subordinated Notes.

   "Asset Swap" means a disposition by the Company or any Subsidiary of any aluminum production plant or facility or extrusion, casting, painting, anodizing or fabrication assets of an aluminum production plant or facility for an aluminum production plant or facility or extrusion, casting, painting, anodizing or fabrication assets of an aluminum production plant or facility (or the Capital Stock of a Person owning extrusion, casting, painting, anodizing or fabrication assets or an aluminum production plant or facility); provided that the Board of Directors of the Company shall have approved such disposition and exchange and determined the Fair Market Value of the assets subject to such transaction as evidenced by a board resolution or such Fair Market Value has been determined by a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction contemplated thereby.

   "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by
(ii) the sum of all such principal payments.

   "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

   "Capital Lease Obligation" of any Person means any obligation of such Person and its Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

   "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock or other equity interests whether now outstanding or issued after the date of the Indenture.

   "Change of Control" means the occurrence of any of the following events:
(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange

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Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total outstanding Voting Stock of the Company, provided, that the Permitted Holders "beneficially own" (as so defined) a lesser percentage of such Voting Stock than such other "person" or "group" and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election to such board or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such board of directors then in office; (iii) the Company consolidates with or merges with or into any Person or conveys, transfers or leases all or substantially all of its assets to any Person, or any corporation consolidates with or merges into or with the Company in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transaction where the outstanding Voting Stock of the Company is not changed or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation of the Company or where (A) the outstanding Voting Stock of the Company is changed into or exchanged for (x) Voting Stock of the surviving corporation which is not Redeemable Capital Stock or (y) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by the Company as a Restricted Payment as described under "--Certain Covenants -- Limitation on Restricted Payments" (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under "--Certain Covenants -- Limitation on Restricted Payments") and (B) no "person" or "group," other than Permitted Holders, owns immediately after such transaction, directly or indirectly, more than the greater of (i) 35% of the total outstanding Voting Stock of the surviving corporation and
(ii) the percentage of the outstanding Voting Stock of the surviving corporation owned, directly or indirectly, by Permitted Holders immediately after such transaction); or (iv) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "--Consolidation, Merger, Sale of Assets."

   "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act then the body performing such duties at such time.

   "Commodity Price Protection Agreement" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value which is dependent upon, fluctuations in commodity prices.

   "Company" means Wells Aluminum Corporation, a corporation incorporated under the laws of Maryland, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Company" shall mean such successor Person.

   "Consolidated Fixed Charge Coverage Ratio" of any Person means, for any period, the ratio of (a) the sum of Consolidated Net Income (Loss), Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income
(Loss) in each case, for such period, of such Person and its Subsidiaries on a Consolidated basis, all determined in accordance with GAAP to (b) the Consolidated Interest Expense for such period; provided that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate and (ii) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

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   "Consolidated Income Tax Expense" of any Person means, for any period, the provision for federal, state, local and foreign income taxes of such Person and its Consolidated Subsidiaries for such period as determined in accordance with GAAP.

   "Consolidated Interest Expense" of any Person means, without duplication, for any period, the sum of (a) the interest expense of such Person and its Subsidiaries for such period, on a Consolidated basis, including, without limitation, (i) amortization of debt discount, (ii) the net costs associated w0ith Interest Rate Agreements, Currency Hedging Agreements and Commodity Price Protection Agreements (including amortization of discounts), (iii) the interest portion of any deferred payment obligation and (iv) accrued interest, plus (b) (i) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Subsidiaries during such period and (ii) all capitalized interest of such Person and its Subsidiaries plus (c) the interest expense under any Guaranteed Debt of such Person and any Subsidiary to the extent not included under clause
(a)(iv) above, plus (d) the aggregate amount for such period of cash or non-cash dividends on any Redeemable Capital Stock or Preferred Stock of the Company and its Subsidiaries, in each case as determined on a Consolidated basis in accordance with GAAP.

   "Consolidated Net Income (Loss)" of any Person means, for any period, the Consolidated net income (or loss) of such Person and its Subsidiaries for such period on a Consolidated basis as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication, (i) all extraordinary gains or losses, net of taxes, (less all fees and expenses relating thereto), (ii) the portion of net income (or loss) of such Person and its Subsidiaries on a Consolidated basis allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Subsidiaries, (iii) net income (or loss) of any Person combined with such Person or any of its Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination,
(iv) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan, (v) net gains (or losses), net of taxes, (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business, (vi) the net income of any Subsidiary to the extent that the declaration of dividends or similar distributions by that Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (vii) any restoration to income of any contingency reserve, net of taxes, except to the extent provision for such reserve was made out of income accrued at any time following the date of the Indenture, (viii) any gain, net of taxes, arising from the extinguishment, under GAAP, of any Indebtedness of such Person or
(ix) any gain or loss, net of taxes, arising from non-cash charges or income relating to the valuation of inventory on a LIFO basis.

   "Consolidated Non-cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges of such Person and its subsidiaries on a Consolidated basis for such period, as determined in accordance with GAAP (excluding (i) any non-cash charge which requires an accrual or reserve for cash charges for any future period and (ii) all non-cash charges incurred in connection with the valuation of inventory on a LIFO basis).

   "Consolidation" means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term "Consolidated" shall have a similar meaning.

   "Currency Hedging Arrangements" means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

   "Default" means any event which is, or after notice or passage of any time or both would be, an Event of Default.

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   "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the board of directors of the Company who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions (other than as a result of such directors' Investment in the Company).


   "Escrow Account" means the escrow account established pursuant to the Escrow Agreement dated the date of the Indenture between the Company and State Street Bank and Trust Company (formerly known as Fleet National Bank), as Escrow Agent.


   "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute.

   "Existing Credit Facility" means the Credit Agreement, dated as of December 21, 1994, among the Company and Credit Agricole Indosuez (formerly known as Banque Indosuez, New York Branch), as Agent and the Lending Institutions listed therein, as amended.

   "Existing Subordinated Notes" means the 14.125% Senior Subordinated Notes due 2001 originally issued pursuant to the Exchange and Amendment Agreement, dated December 21, 1994 among the Company and each of the Purchasers listed on the Schedule of Purchasers thereon, as amended.

   "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined by the board of directors of the Company acting in good faith and shall be evidenced by a resolution of the board of directors.

   "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, which are in effect on the date of the Indenture.

   "Guarantee" means the guarantee by any Guarantor of the Company's Indenture Obligations.

   "Guaranteed Debt" of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness below guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement
(i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (iv) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or (v) otherwise to assure a creditor against loss; provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

   "Guarantor" means any Subsidiary which is a guarantor of the New Notes, including any Person that is required after the date of the Indenture to execute a guarantee of the New Notes pursuant to the "Limitations on Liens" covenant or the "Limitation on Issuances of Guarantees of Indebtedness" covenant until a successor replaces such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

   "Indebtedness" means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, (ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business, (iv) all obligations under Interest Rate Agreements, Currency Hedging Agreements or Commodity Price Protection Agreements of such Person, (v) all Capital Lease Obligations of such Person,
(vi) all Indebtedness referred to in clauses (i) through (v) above of other

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Persons and all dividends of other Persons, the payment of which is secured by
(or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, in which case the amount of such Indebtedness shall be deemed to be the lesser of (a) the amount of such Indebtedness and (b) the Fair Market Value of the property that secures such Indebtedness; (vii) all Guaranteed Debt of such Person, (viii) all Redeemable Capital Stock issued by such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends, and (ix) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (i) through (viii) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair
Market Value of such Redeemable Capital Stock, such Fair Market Value to be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

   "Indenture Obligations" means the obligations of the Company and any other obligor under the Indenture or under the New Notes including any Guarantor, to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with the Indenture, the New Notes and the performance of all other obligations to the Trustee and the holders under the Indenture and the New Notes, according to the respective terms thereof.

   "Interest Rate Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

   "Investment" means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP.

   "Lien" means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired.

   "Maturity" means, when used with respect to the New Notes, the date on which the principal of the New Notes becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity, the Offer Date or the redemption date and whether by declaration of acceleration, Offer in respect of Excess Proceeds, Change of Control Offer in respect of a Change of Control, call for redemption or otherwise.

   "Net Cash Proceeds" means (a) with respect to any Asset Sale by any Person, the proceeds thereof (without duplication in respect of all Asset Sales) in the form of cash or Temporary Cash Investments including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Temporary Cash Investments (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary) net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale, (iv) amounts required to be paid to any Person (other than the Company or any Subsidiary) owning a beneficial interest in the assets subject to the Asset

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Sale and (v) appropriate amounts to be provided by the Company or any
Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee and (b) with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock as referred to under "--Certain Covenants -- Limitation on Restricted Payments," the proceeds of such issuance or sale in the form of cash or Temporary Cash Investments including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Temporary Cash Investments (except to the extent that such obligations are financed or sold with recourse to the Company or any Subsidiary), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

   "New Credit Facility" means the Amended and Restated Credit Agreement dated as of May 28, 1997 by and among the Company, certain financial institutions and Credit Agricole Indosuez (formerly known as Banque Indosuez), as agent, providing for an aggregate $15 million revolving credit facility, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as such credit agreement and/or related documents may be amended, restated, supplemented, renewed, replaced or otherwise modified from time to time whether or not with the same agent, trustee, lenders or holders, and, subject to the provisos to the next sentence, irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "New Credit Facility" shall include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to the New Credit Facility and all refundings, refinancings and replacements of the New Credit Facility, including any agreement (i) extending the maturity of any Indebtedness incurred thereunder or contemplated thereby, (ii) adding or deleting borrowers or guarantors thereunder, so long as borrowers and issuers include the Company and its successors and assigns, (iii) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder, provided that on the date such Indebtedness is incurred it would not exceed the amount permitted to be incurred by clause (i) of the definition of Permitted Indebtedness or (iv) otherwise altering the terms and conditions thereof; provided further that in the case of clauses (i) through (iv), any such agreement is not prohibited by the terms of the Indenture.

   "Pari Passu Indebtedness" means (a) any Indebtedness of the Company which ranks pari passu in right of payment to the New Notes and (b) with respect to any Guarantee, Indebtedness which ranks pari passu in right of payment to such Guarantee.

   "Permitted Holders" means (i) Gibbons, Goodwin, van Amerongen ("GGvA"),
(ii) Edward W. Gibbons, Todd Goodwin, Lewis W. van Amerongen and Elizabeth Varley Camp (the "GGvA Partners"), (iii) trusts created for the benefit of any of the GGvA Partners or the spouse, issue, parents or other relatives of any such GGvA Partner, (iv) entities controlled by any of such GGvA Partners, and
(v) in the event of the death of any of the GGvA Partners, the heirs or testamentary legatees of such GGvA Partner.

   "Permitted Indebtedness" means:

     (i) Indebtedness of the Company (and guarantees thereof by Subsidiaries) under the New Credit Facility in an aggregate principal amount at any one time outstanding not to exceed $15 million under any such credit facility or in respect of letters of credit thereunder minus the amount by which any commitments thereunder are permanently reduced;

     (ii) Indebtedness of the Company pursuant to the New Notes and Indebtedness of any Guarantor pursuant to a Guarantee of the New Notes;

     (iii) Indebtedness of the Company or any Subsidiary outstanding on the date of the Indenture and listed on a schedule thereto;

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     (iv) Indebtedness of the Company owing to a Subsidiary; provided that any
    Indebtedness of the Company owing to a Subsidiary is made pursuant to an intercompany note in the form attached to the Indenture and is subordinated in right of payment from and after such time as the New Notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Company's obligations under the New Notes; provided, further, that any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to a Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Company not permitted by this clause (iv);

     (v) Indebtedness of a Wholly Owned Subsidiary owing to the Company or another Wholly Owned Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note in the form attached to the Indenture; provided, further, that (a) any disposition, pledge or transfer of any such Indebtedness to a Person (other than the Company or a Wholly Owned Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (v), and (b) any transaction pursuant to which any Wholly Owned Subsidiary, which has Indebtedness owing to the Company or any other Wholly Owned Subsidiary, ceases to be a Wholly Owned Subsidiary shall be deemed to be the incurrence of Indebtedness by such Wholly Owned Subsidiary that is not permitted by this clause (v);

     (vi) guarantees of any Subsidiary made in accordance with the provisions of "--Certain Covenants -- Limitation on Issuances of Guarantees of Indebtedness;"

     (vii) obligations of the Company entered into in the ordinary course of business (a) pursuant to Interest Rate Agreements designed to protect the Company or any Subsidiary against fluctuations in interest rates in respect of Indebtedness of the Company or any Subsidiary as long as such obligations do not exceed the aggregate principal amount of such Indebtedness then outstanding, (b) under any Currency Hedging Arrangements, which if related to Indebtedness do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations, or (c) under any Commodity Price Protection Agreements, which if related to Indebtedness do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations;

     (viii) Indebtedness of the Company represented by Capital Lease Obligations or Purchase Money Obligations or other Indebtedness incurred or assumed in connection with the acquisition or development of real or personal, movable or immovable, property in each case incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company, in an aggregate principal amount pursuant to this clause
    (viii) not to exceed $5 million outstanding at any time; provided that the principal amount of any Indebtedness permitted under this clause (viii) did not in each case at the time of incurrence exceed the Fair Market Value, as determined by the Board of Directors of the Company in good faith, of the acquired or constructed asset or improvement so financed;

     (ix) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness described in clauses (ii) and (iii) of this definition of "Permitted Indebtedness," including any successive refinancings so long as the borrower under such refinancing is the Company or, if not the Company, the same as the borrower of the Indebtedness being refinanced and the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing and (A) in the case of any refinancing of Indebtedness that is Subordinated Indebtedness, such new Indebtedness is made subordinated to the New Notes at least to the same extent as the Indebtedness being refinanced and (B) in the case of Pari Passu Indebtedness or Subordinated Indebtedness, as the case may be, such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness; and

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     (x) Indebtedness of the Company and its Subsidiaries in addition to that described in clauses (i) through (ix) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness shall not exceed $7.5 million outstanding at any one time in the aggregate.

   "Permitted Investment" means (i) Investments in any Wholly Owned Subsidiary or any Person which, as a result of such Investment, (a) becomes a Wholly Owned Subsidiary or (b) is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Wholly Owned Subsidiary; (ii) Indebtedness of the Company or a Subsidiary described under clauses (iv), (v) and (vi) of the definition of "Permitted Indebtedness"; (iii) Investments in any of the New Notes; (iv) Temporary Cash Investments; (v) Investments acquired by the Company or any Subsidiary in connection with an Asset Sale permitted under "--Certain Covenants -- Limitation on Sale of Assets" to the extent such Investments are non-cash proceeds as permitted under such covenant; (vi) Investments in existence on the date of the Indenture; (vii) guarantees of Indebtedness of a Wholly Owned Subsidiary given by the Company or another Wholly Owned Subsidiary and guarantees of Indebtedness of the Company given by any Subsidiary, in each case, in accordance with the terms of the Indenture;
(viii) advances to employees or officers of the Company in the ordinary course of business so long as the aggregate amount of such advances shall not exceed $250,000 outstanding at any one time; and (ix) any other Investments in the aggregate amount of $2.5 million at any one time outstanding. In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value (as determined by the Company's Board of Directors) at the time of Investment.

   "Permitted Lien" means:

   (a) any Lien existing as of the date of the Indenture (other than Liens securing the New Credit Facility which is covered by clause (b) below);

   (b) any Lien on the Company's or any Subsidiary's accounts receivable and inventory which secures the New Credit Facility and any pledge of Capital Stock of any Subsidiary of the Company which secures the New Credit Facility, provided such Subsidiary provides a guarantee of the New Notes on a senior basis in a form reasonably acceptable to the Trustee;

   (c) any Lien arising by reason of (1) any judgment, decree or order of any court, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (2) taxes not yet delinquent or which are being contested in good faith; (3) security for payment of workers' compensation or other insurance; (4) good faith deposits in connection with tenders, leases, or contracts (other than contracts for the payment of money); (5) zoning restrictions, easements, licenses, reservations, title defects, rights of others for rights of way, utilities, sewers, electric lines, telephone or telegraph lines, and other similar purposes, provisions, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which materially impairs the use of any parcel of property material to the operation of the business of the Company or any Subsidiary or the value of such property for the purpose of such business; (6) deposits to secure public or statutory obligations, or in lieu of surety or appeal bonds; or (7) operation of law in favor of mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

   (d) any Lien securing Acquired Indebtedness created prior to (and not created in connection with, or in contemplation of) the incurrence of such Indebtedness by the Company or any Subsidiary;

   (e) any Lien to secure the performance bids, trade contracts, leases (including, without limitation, statutory and common law landlord's liens), statutory obligations, surety and appeal bonds, letters of credit and other obligations of a like nature and incurred in the ordinary course of business of the Company or any Subsidiary;

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
   (f) any Lien securing Indebtedness permitted to be incurred under Interest Rate Agreements or otherwise incurred to hedge interest rate risk;

   (g) any Lien securing Capitalized Lease Obligations or Purchase Money Obligations incurred in accordance with clause (viii) of the definition Permitted Indebtedness and which are incurred or assumed in connection with the acquisition, development or construction of real or personal, moveable or immovable property within 90 days of such incurrence or assumption; provided that such Liens only extend to such acquired, developed or constructed property; and

   (h) any extension, renewal, refinancing or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) through (g) so long as no additional collateral is granted as security thereby.

   "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

   "Preferred Stock" means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person.

   "Public Equity Offering" means an underwritten offering with gross proceeds to the Company of at least $25 million pursuant to a registration statement that has been declared effective by the Commission (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

   "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of the Company and any additions and accessions thereto, which are purchased by the Company at any time after the New Notes are issued; provided that (i) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Purchase Money Security Agreement") shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and
(iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Company of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

   "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

   "Recapitalization" shall have the meaning ascribed to such term in the Prospectus.

   "Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to the Stated Maturity of the principal of the New Notes or is redeemable at the option of the holder thereof at any time prior to such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such Stated Maturity at the option of the holder thereof.

   "Securities Act" means the Securities Act of 1933, as amended, or any successor statute.

   "Significant Subsidiary" means, at any particular time, any Subsidiary that, together with the Subsidiaries of such Subsidiary, (i) for the most recent fiscal year of the Company accounted for more than

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10% of the Consolidated revenues of the Company and its Subsidiaries or (ii)
at the end of such fiscal year, was the owner (beneficial or otherwise) of more than 10% of the Consolidated assets of the Company and its Subsidiaries, all as calculated in accordance with GAAP and as shown on the Consolidated financial statements of the Company and its Subsidiaries.

   "Stated Maturity" means, when used with respect to any Indebtedness or any installment of interest thereon, the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

   "Subordinated Indebtedness" means Indebtedness of the Company or a Guarantor subordinated in right of payment to the New Notes or the Guarantee of such Guarantor, as the case may be.

   "Subsidiary" means any Person, a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries; provided that any Unrestricted Subsidiary shall not be deemed a Subsidiary under the New Notes.

   "Temporary Cash Investments" means (i) any evidence of Indebtedness, maturing not more than one year after the date of acquisition, issued by the United States of America, or an instrumentality or agency thereof, and guaranteed fully as to principal, premium, if any, and interest by the United States of America, (ii) any certificate of deposit, maturing not more than one year after the date of acquisition, issued by, or time deposit of, a commercial banking institution that is a member of the Federal Reserve System and that has combined capital and surplus and undivided profits of not less than $250 million, whose debt has a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's Investors Service, Inc. ("Moody's") or any successor rating agency or "A-1" (or higher) according to Standard & Poor's Corporation ("S&P") or any successor rating agency, (iii) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America with a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, (iv) any money market deposit accounts issued or offered by a domestic commercial bank having capital and surplus in excess of $250 million; provided that the short term debt of such commercial bank has a rating, at the time of Investment, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, (v) repurchase obligations for underlying securities of the type described in clause (i) above entered into with any financial institution designated as a "Primary Dealer" by the Federal Reserve Bank of New York or any commercial banking institution that satisfies the criteria set forth in clause (ii) of this definition of "Temporary Cash Investments" as a counterparty, and (vi) any security, maturing not more than six months after the date of acquisition, issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's; provided that the Company shall not invest any amount held in the Escrow Account in any investment set forth in clauses (v) and (vi) above.

   "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, or any successor statute.

   "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary if all of the following conditions apply: (a) neither the Company nor any of its Subsidiaries provides credit support for Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (b) such Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness,
(c) any Investment in such Subsidiary made as a result of designating such Subsidiary an Unrestricted Subsidiary shall not violate the provisions of the "--Certain Covenants -- Limitation on Unrestricted Subsidiaries" covenant and such Unrestricted Subsidiary is not party to any agreement, contract, arrangement or understanding at such time with the Company or any Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such

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
Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Subsidiary shall be deemed a Restricted Investment; and (v) such Unrestricted Subsidiary does not own any Capital Stock in any Subsidiary of the Company which is not simultaneously being designated an Unrestricted Subsidiary. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a board resolution giving effect to such designation and an officers' certificate certifying that such designation complies with the foregoing conditions and shall be deemed a Restricted Payment on the date of designation in an amount equal to the greater of (1) the net book value of such Investment or (2) the fair market value of such Investment as determined in good faith by the Company's Board of Directors. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Subsidiary; provided that (i) immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the restrictions under "--Certain Covenants -- Limitation on Indebtedness" and (ii) all Indebtedness of such Subsidiary shall be deemed to be incurred on the date such Subsidiary becomes a Subsidiary.

   "Unrestricted Subsidiary Indebtedness" of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary (i) as to which neither the Company nor any Subsidiary is directly or indirectly liable (by virtue of the Company or any such Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), except Guaranteed Debt of the Company or any Subsidiary to any Affiliate, in which case (unless the incurrence of such Guaranteed Debt resulted in a Restricted Payment at the time of incurrence) the Company shall be deemed to have made a Restricted Payment equal to the principal amount of any such Indebtedness to the extent guaranteed at the time such Affiliate is designated an Unrestricted Subsidiary and (ii) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any Restricted Subsidiary to declare, a default on such Indebtedness of the Company or any Restricted Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

   "Venalum Purchase and Sale Agreement" means the Purchase and Sale Agreement dated as of November 1, 1994, by and between Venalum and the Company relating to the purchase and sale of aluminum and aluminum products, as such agreement may be amended, renewed, supplemented or otherwise modified or any new agreement between the parties entered into from time to time (including, without limitation, any successive renewals, extensions, supplementations or other modifications of the foregoing).

   "Voting Stock" means Capital Stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

   "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which is owned by the Company or another Wholly Owned Subsidiary (other than directors' qualifying shares).

BOOK-ENTRY DELIVERY AND FORM

   The certificates representing the New Notes will be issued in fully registered form. Except as described in the next paragraph, the New Notes initially will be represented by a single, permanent global New Note, in definitive, fully registered form without interest coupons (the "Global Note") and will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. or such other nominee as DTC may designate.

   DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provision of section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance

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and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

   Upon the issuance of the Global Note, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the Initial Purchasers. Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only though, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

   So long as DTC or its nominee is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole record owner or holder of the New Notes represented by such Global Note for all purposes under the Indenture and the New Notes. No beneficial owners of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures in addition to those provided for under the Indenture.

   Payments of the principal of, premium, if any, and interest on the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   The Company expects that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest in respect of the Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of such Global Note, as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

   Transfer between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a Holder requires physical delivery of Certificated Notes (as defined below) for any reason, including to sell New Notes to persons in states which require such delivery of such New Notes or to pledge such New Notes, such holder must transfer its interest in the Global
Note in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

   DTC has advised the Company that DTC will take any action permitted to be taken by a holder of New Notes (including the presentation of New Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of New Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Note for Certificated Notes, which it will distribute to its participants.

   Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

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   Subject to certain conditions and in certain circumstances, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for New Notes in fully registered definitive form without interest coupons ("Certificated Notes"). Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes in exchange for the Global Note.

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                             PLAN OF DISTRIBUTION

   Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer to an Eligible Holder in exchange for Old Notes may be offered for resale, resold and otherwise transferred by such Eligible Holder (other than (i) a broker-dealer who purchased the Old Notes directly from the Company for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act, or
(ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Eligible Holder is acquiring the New Notes in the ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in a distribution of the New Notes.

   Each broker-dealer that holds Old Notes which were acquired for its own account as a result of market-making activities or other trading activities (other than Old Notes acquired directly from the Company or an affiliate of the Company), may exchange the Old Notes for New Notes in the Exchange Offer. However, such broker-dealer may be deemed an "underwriter" within the meaning of the Securities Act and, therefore, must deliver a prospectus in connection with any resales of the New Notes received by such broker-dealer in the Exchange Offer. This prospectus delivery requirement may be satisfied by delivery of this Prospectus, as it may be amended or supplemented from time to time. The Company has agreed that it will provide sufficient copies of the latest version of the Prospectus to broker-dealers promptly upon request to facilitate such resales.

   The Company will not receive any proceeds from any sale of the New Notes by broker-dealers. New Notes received by broker-dealers for their own accounts pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter' within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   By acceptance of the Exchange Offer, each broker-dealer and Holder that receives New Notes pursuant to the Exchange Offer hereby agrees to notify the Company prior to using the Prospectus in connection with the sale or transfer of New Notes, and each broker-dealer and Holder agrees that upon receipt of any notice from the Company of the existence of any fact or the happening of any event that makes any statement of a material fact in the Prospectus, or any amendment or supplement hereto, or any document incorporated herein by reference untrue or requires the making of any additions or changes in the Prospectus (the "Notice"), such broker-dealer or Holder will forthwith discontinue the disposition of the New Notes until such broker-dealer or Holder (i) receives copies of a supplemental prospectus or (ii) is advised in writing by the Company that the use of the Prospectus may be resumed and has received copies of any additional or supplemental filings that are incorporated herein by reference. Upon the Company's request and at its expense, each Holder will deliver to the Company all copies, other than permanent file copies in such Holder's possession, of the Prospectus covering such New Notes that was current at the time of receipt of such Notice.

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                                LEGAL MATTERS


   The legality of the New Notes being offered hereby will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, New York, New York. Through a limited partnership interest in Fulcrum III, certain partners of Kramer, Levin, Naftalis & Frankel have an indirect equity interest in approximately 870 shares of Class A Common Stock of the Company.

                                   EXPERTS

   The financial statements and schedule of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                        INDEX TO FINANCIAL STATEMENTS


                                                                                      PAGE
                                                                                   --------
Report of Independent Auditors ....................................................    F-2
Balance Sheets as of December 31, 1996 and 1995 ...................................    F-3
Statements of Operations for the years ended December 31, 1996, 1995, and 1994  ...    F-4
Statements of Stockholders' Equity for the years ended December 31, 1996, 1995,
 and 1994 .........................................................................    F-5
Statements of Cash Flows for the years ended December 31, 1996, 1995, and 1994  ...    F-6
Notes to Financial Statements .....................................................    F-7
Balance Sheet as of June 29, 1997 (Unaudited)......................................   F-17
Statements of Operations for the six months ended June 29, 1997 and June 30, 1996
 (Unaudited) ......................................................................   F-18
Statements of Cash Flows for the six months ended June 29, 1997 and June 30, 1996
 (Unaudited) ......................................................................   F-19
Notes to Financial Statements......................................................   F-20

                        REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Wells Aluminum Corporation

   We have audited the balance sheets of Wells Aluminum Corporation (the "Corporation") as of December 31, 1996 and 1995, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. Our audits also included the financial statement schedule listed in the Index as Item 21(b). These financial statements and schedule are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Aluminum Corporation as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

   As discussed in Note 9 to the Financial Statements, the Corporation changed its method of accounting for postretirement benefits other than pensions in 1995.

                                          Ernst & Young LLP

February 14, 1997
Baltimore, Maryland

                          WELLS ALUMINUM CORPORATION
                                BALANCE SHEETS
                      (In thousands, except share data)


                                                                             DECEMBER 31
                                                                       ---------------------
                                                                           1996       1995
                                                                       ---------- ----------
ASSETS
Current assets:
 Cash..................................................................  $    277   $    342
 Accounts receivable, principally trade, less allowance for doubtful
  accounts of $1,170 and $925 .........................................    22,279     24,641
 Inventories ..........................................................    19,838     19,972
 Other current assets .................................................       938        494
                                                                       ---------- ----------
  Total current assets.................................................    43,332     45,449
Property, plant and equipment, at cost less accumulated depreciation ..    26,723     26,489
Debt issuance costs, net of accumulated amortization of $1,365 and
 $870..................................................................     2,104      2,599
Goodwill, net of accumulated amortization of $11,286 and $10,098  .....    35,738     36,926
Other intangible assets ...............................................       829        798
                                                                       ---------- ----------
  Total assets ........................................................  $108,726   $112,261
                                                                       ========== ==========
LIABILITIES AND STOCKHOLDERS' EQUITY...................................
Current liabilities:
 Current portion of long-term debt ....................................  $     13   $     20
 Accounts payable, principally trade ..................................    19,577     20,699
 Accrued expenses .....................................................     5,567      5,375
                                                                       ---------- ----------
  Total current liabilities ...........................................    25,157     26,094
Long-term debt, less current portion ..................................    40,078     51,663
Deferred income taxes .................................................     5,750      5,847
Deferred benefit plan obligations .....................................     3,269      3,411
                                                                       ---------- ----------
  Total liabilities....................................................    74,254     87,015
                                                                       ========== ==========
Stockholders' equity:
 Common stock, Class A, par value $.01 per share; 975,000 shares authorized, 778,062.5 and 775,062.5 shares issued and outstanding
  for the respective year .............................................         8          8
 Common stock, Class B, par value $.01 per share; 125,000 shares
  authorized and issued ...............................................         1          1
 Additional paid-in capital ...........................................    24,390     24,360
 Accumulated earnings .................................................    10,565      1,722
 Additional minimum pension liability .................................      (492)      (845)
                                                                       ---------- ----------
  Total stockholders' equity ..........................................    34,472     25,246
                                                                       ---------- ----------
  Total liabilities and stockholders' equity ..........................  $108,726   $112,261
                                                                       ========== ==========


                           See accompanying notes.

                          WELLS ALUMINUM CORPORATION
                           STATEMENTS OF OPERATIONS
                                (In thousands)

                                                          YEAR ENDED DECEMBER 31
                                                    --------------------------------
                                                        1996       1995       1994
                                                    ---------- ---------- ----------
Net sales ..........................................  $228,161   $232,555   $197,991
Cost of sales ......................................   191,206    194,414    168,810
                                                    ---------- ---------- ----------
Gross profit .......................................    36,955     38,141     29,181
Selling, general and administrative expenses  ......    15,877     16,211     14,536
                                                    ---------- ---------- ----------
Operating profit ...................................    21,078     21,930     14,645
Interest expense ...................................     5,176      7,087      8,443
                                                    ---------- ---------- ----------
Earnings before income taxes and extraordinary
 item...............................................    15,902     14,843      6,202
Income taxes .......................................     7,059      6,262      3,016
                                                    ---------- ---------- ----------
Earnings before extraordinary item .................     8,843      8,581      3,186
Extraordinary loss on refinancing of debt (less
 applicable income taxes of $698) ..................        --         --     (1,092)
                                                    ---------- ---------- ----------
Net earnings........................................  $  8,843   $  8,581   $  2,094
                                                    ========== ========== ==========


                              See accompanying notes.

                          WELLS ALUMINUM CORPORATION
                      STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)

                                                                               ADDITIONAL
                                COMMON    COMMON    ADDITIONAL   ACCUMULATED    MINIMUM
                                STOCK,    STOCK,     PAID-IN      EARNINGS      PENSION
                                CLASS A   CLASS B    CAPITAL      (DEFICIT)    LIABILITY
                              --------- --------- ------------ ------------- ------------
Balance at December 31, 1993      $ 8       $ 1      $24,347       $(8,953)      $(465)
 Net earnings for 1994 .......     --        --           --         2,094          --
 Change in additional minimum
  pension liability ..........     --        --           --            --         110
                              --------- --------- ------------ ------------- ------------
Balance at December 31, 1994        8         1       24,347        (6,859)       (355)
 Net earnings for 1995 .......     --        --           --         8,581          --
 Change in additional minimum
  pension liability ..........     --        --           --            --        (490)
 Exercise of options .........     --        --           13            --          --
                              --------- --------- ------------ ------------- ------------
Balance at December 31, 1995        8         1       24,360         1,722        (845)
 Net earnings for 1996 .......     --        --           --         8,843          --
 Change in additional minimum
  pension liability ..........     --        --           --            --         353
 Exercise of options .........     --        --           30            --          --
                              --------- --------- ------------ ------------- ------------
Balance at December 31, 1996 .    $ 8       $ 1      $24,390       $10,565       $(492)
                              ========= ========= ============ ============= ============

                              See accompanying notes.

                          WELLS ALUMINUM CORPORATION
                           STATEMENTS OF CASH FLOWS
                                (In thousands)


                                                               YEARS ENDED DECEMBER 31
                                                          --------------------------------
                                                              1996       1995       1994
                                                          ---------- ---------- ----------
OPERATING ACTIVITIES
Net earnings .............................................  $  8,843   $  8,581   $  2,094
 Adjustments to reconcile net earnings to net cash
  provided by operating activities:
   Depreciation and amortization .........................     4,034      4,576      4,929
   Deferred income taxes .................................      (704)      (191)       598
   Extraordinary loss on refinancing of debt .............        --         --      1,092
   Changes in operating assets and liabilities:
    Accounts receivable, net .............................     2,362      1,748    (10,245)
    Inventories ..........................................       134      4,693     (5,960)
    Accounts payable and accrued expenses ................      (930)    (3,650)    10,634
    Other assets and liabilities .........................       348      1,663     (1,229)
                                                          ---------- ---------- ----------
Net cash provided by operating activities ................    14,087     17,420      1,913
                                                          ---------- ---------- ----------
INVESTING ACTIVITIES
Additions to property, plant and equipment ...............    (2,589)    (1,054)    (1,512)
                                                          ---------- ---------- ----------
Net cash used in investing activities ....................    (2,589)    (1,054)    (1,512)
                                                          ---------- ---------- ----------
FINANCING ACTIVITIES
Principal payments on long-term debt .....................   (93,793)   (89,231)   (50,629)
Proceeds from long-term debt .............................    82,200     71,850     54,513
Payments of debt issue costs .............................        --       (483)    (2,518)
Proceeds from the exercise of stock options ..............        30         13         --
Premium paid on early retirement of debt .................        --         --     (1,055)
                                                          ---------- ---------- ----------
Net cash provided by (used in) financing activities  .....   (11,563)   (17,851)       311
                                                          ---------- ---------- ----------
Net increase (decrease) in cash ..........................       (65)    (1,485)       712
Cash at beginning of year ................................       342      1,827      1,115
                                                          ---------- ---------- ----------
Cash at end of year ......................................  $    277   $    342   $  1,827
                                                          ========== ========== ==========



                           See accompanying notes.

                          WELLS ALUMINUM CORPORATION
                        NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Wells Aluminum Corporation (the "Corporation") is a domestic manufacturer of aluminum extruded and fabricated products for several diversified industries including transportation, durable goods and construction.

STOCK-BASED COMPENSATION

   The Corporation has elected to follow the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for stock based compensation. Pro forma disclosures required under Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation, are not significant.

INVENTORIES

   The aluminum component of inventories, representing approximately 68% and 67% of total inventories at December 31, 1996 and 1995, respectively, is stated at the lower of cost, using the last-in, first-out method (LIFO) or market. The labor, overhead and supplies components of inventories are carried at the lower of cost or market using the first-in, first-out method (FIFO). The outside purchased parts component of inventory are carried at the lower of cost or market using the weighted average cost method.

PROPERTY, PLANT AND EQUIPMENT


   Property, plant and equipment is stated at cost. Maintenance and repairs are charged to operations when incurred, while expenditures having the effect of extending the useful life of an asset are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 1996, 1995 and 1994 was $2,351,000, $2,818,000 and $3,267,000, respectively.


DEBT ISSUANCE COSTS

   Costs incurred to obtain financing are capitalized and amortized using the straight-line method over the term of the related financing.

GOODWILL

   The excess of the purchase price of the Corporation over the fair value of the net assets acquired was recorded as goodwill. Amortization is recorded on the straight-line method over forty years. On a periodic basis, the Corporation estimates its future undiscounted cash flows of the businesses to which goodwill relates in order to ensure that the carrying value of such goodwill has not been impaired.

PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

   The Corporation sponsors several defined benefit pension plans covering substantially all employees. The Corporation uses the "projected unit credit" actuarial method for financial reporting purposes and the "entry age normal" actuarial method for funding purposes.

   The Corporation has historically provided postretirement medical insurance and life insurance benefits (primarily for salaried employees). In 1995, the Corporation adopted on a prospective basis Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, to account for the cost of postretirement benefits other than pensions. This statement changes the prevalent practice of cash basis accounting for postretirement benefits by requiring the accrual of such benefits during the employees' years of service. Postretirement benefits in 1994 were recorded on a cash basis.

                          WELLS ALUMINUM CORPORATION

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
 RELATED PARTY TRANSACTIONS


   During the years ended December 31, 1996, 1995, and 1994, the Corporation purchased aluminum from CVG Industria Venezolana de Aluminio C.A. (Venalum), an owner of 180,362.5 shares of Class A common stock. The total amount purchased from Venalum was $95,959,000, $68,277,000, and $54,375,000, respectively. Amounts payable to Venalum at December 31, 1996 and 1995 were $8,567,000, and $8,339,000, respectively.

CREDIT RISK

   The Corporation is potentially subject to concentrations of credit risk with accounts receivable, interest rate cap agreements and futures contracts. Although the Corporation has a diverse customer base, 27% and 29% of the accounts receivable balance was due in aggregate from five customers as of December 31, 1996 and 1995, respectively. The Corporation performs ongoing credit evaluations of customers and does not require collateral for accounts receivable. The Corporation evaluates the creditworthiness of the counterparties to the interest rate cap and the futures contracts and considers nonperformance credit risk to be remote.

USE OF ESTIMATES

   The preparation of the financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

RECLASSIFICATIONS

   Certain amounts previously reported have been reclassified to conform with the 1996 presentation.

CASH FLOW INFORMATION

   Cash paid for interest amounted to $5,014,995, $6,148,000, and $10,023,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Cash paid for federal income taxes amounted to $6,659,152, $4,240,000, and $2,678,482 for the years ended December 31, 1996, 1995, and 1994, respectively.

FUTURES CONTRACTS AND FORWARD SALES CONTRACTS

   In the normal course of business, the Corporation enters into forward sales contracts with certain customers for the sale of fixed quantities of extruded aluminum at scheduled intervals whereby the cost of aluminum component of the contract is fixed for the duration of the contract, based on market price at the inception of the contract. In order to hedge its exposure to aluminum price volatility under these forward sales contracts, the Corporation enters into aluminum futures contracts to purchase aluminum, based on scheduled deliveries under the forward sales contracts. Gains and losses on futures contracts designated and effective as hedges of aluminum price exposure are recorded as adjustments to the cost of inventory.

                          WELLS ALUMINUM CORPORATION
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

2. INVENTORIES

   A summary of inventories at December 31 follows (in thousands):

                                                     1996      1995
                                                  --------- ---------
Average cost for aluminum and FIFO cost for other
 components:
 Raw materials ...................................  $11,073   $13,430
 Finished goods and work-in-process ..............    8,929     9,074
 Supplies ........................................      525       489
                                                  --------- ---------
                                                     20,527    22,993
Less LIFO reserve ................................     (689)   (3,021)
                                                  --------- ---------
                                                    $19,838   $19,972
                                                  ========= =========


   In 1995, aluminum inventories were reduced. This reduction resulted in a liquidation of LIFO inventories carried at lower costs prevailing in prior years as compared with the cost of 1995 purchases. The effect of this liquidation was to increase net earnings by $1,415,000 in 1995.

3. PROPERTY, PLANT AND EQUIPMENT

   A summary of property, plant and equipment at December 31 follows (in thousands):

                                   1996       1995
                               ---------- ----------
Land ..........................  $    816   $    816
Buildings .....................     8,039      7,673
Machinery and equipment  ......    45,355     43,199
Construction in progress  .....       352        469
                               ---------- ----------
                                   54,562     52,157
Less accumulated depreciation     (27,839)   (25,668)
                               ---------- ----------
                                 $ 26,723   $ 26,489
                               ========== ==========

4. LONG-TERM DEBT

   A summary of long-term debt at December 31 follows (in thousands):

                                      1996      1995
                                   --------- ---------
Credit Agreement:
 Revolving Loan Facility ..........  $11,400   $11,900
 Term A Loan ......................    7,477    18,022
 Term B Loan.......................    6,201     6,728
Subordinated notes:
 14.125% Senior Subordinated Notes    15,000    15,000
Other .............................       13        33
                                   --------- ---------
                                      40,091    51,683
Less current portion ..............      (13)      (20)
                                   --------- ---------
                                     $40,078   $51,663
                                   ========= =========

                          WELLS ALUMINUM CORPORATION
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

4. LONG-TERM DEBT  (Continued)

    Aggregate maturities of long-term debt for each of the five years succeeding December 31, 1996 are: $12,723 in 1997; $0 in 1998; $4,500,000 in
1999; $14,377,200 in 2000; and $21,200,500 in 2001. In 1995 and 1996, the
Corporation prepaid $14,522,800 of its Term A loan, and, therefore, is not required to make any principal payments on that instrument until March 1999.

CREDIT AGREEMENT

   In December of 1994, the Corporation entered into a $62,000,000 credit agreement ("Credit Agreement") with Banque Indosuez, New York Branch ("Agent"), comprised of 1) a $22,000,000 working capital line of credit ("Revolving Loan Facility"), 2) a $33,000,000 term loan ("Term A Loan"), and
3) a $7,000,000 term loan ("Term B Loan"). The proceeds under the Credit Agreement were used to refinance existing debt.

   The Revolving Loan Facility terminates on December 31, 2000. Outstanding balances under the Revolving Loan Facility are subject to interest at the Corporation's option, at either 1.5% over the Agent's prime lending rate or 2.75% over LIBOR. On or after January 1, 1996, either rate is subject to a reduction of .25% or .5% if the Corporation meets certain financial criteria stated in the agreement. The Corporation met these financial criteria and as such the interest rates were reduced by .25%. In addition, the Corporation pays a commitment fee of 0.5% per annum on the average daily unused amount. The Revolving Loan Facility includes available letters of credit of $5,000,000 which have not been used by the Corporation. There are no additional fees with respect to unused letters of credit.

   The Term A Loan requires quarterly principal payments of $1,375,000, through December 31, 2000 and is subject to interest at the Corporation's option, at either 1.5% over the Agent's prime lending rate or 2.75% over LIBOR. On or after January 1 1996, either rate is subject to a reduction of
 .25% or .5% if the Corporation meets certain financial criteria stated in the agreement. The Corporation met these financial criteria and as such the interest rates were reduced by .25%.

   The Term B Loan matures on March 31, 2001 and is subject to interest at the Corporation's option, at either 2% over the Agent's prime lending rate or 3.25% over LIBOR. On or after January 1, 1996, either rate is subject to a reduction of .25% or .5% if the Corporation meets certain financial criteria stated in the agreement. The Corporation met these financial criteria and as such the interest rates were reduced by .25%.

   The Agreement contains numerous covenants, including: (a) a limitation on the payment of dividends or the repurchase of common stock; (b) a restriction on redemption or purchase of any indebtedness or the alteration of terms of any indebtedness; (c) a restriction on the incurrence of future indebtedness, capital expenditures, investments, liens, transactions with affiliates and disposition of assets; and (d) the maintenance of specified financial ratios and minimum net worth. The Corporation was in compliance with the covenants at December 31, 1996.

   The Corporation's obligations under the Agreement are secured by substantially all of the Corporation's property, plant and equipment, inventories, accounts receivable, contract rights and general intangibles.

SUBORDINATED NOTES

   In 1987, the Corporation issued $35,500,000 of 13.375% Senior Subordinated Notes with required mandatory redemptions of $8,875,000 on June 15, 1995 and 1996, and final maturity on July 15, 1997. These notes became redeemable at the option of the Corporation effective July 15, 1993 at a price of 104.46% of the principal amount redeemed, with the premium decreasing annually thereafter to maturity. In connection with the Credit Agreement discussed previously, these notes were redeemed in December

                          WELLS ALUMINUM CORPORATION
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

4. LONG-TERM DEBT  (Continued)

of 1994 at 102.97%. In connection with the early retirement of these notes, the Corporation recorded an extraordinary loss of $1,092,000, comprised of $1,055,000 call premium and $735,000 of unamortized costs related to the original issuance of the notes, net of an income tax benefit of $698,000.

   In 1987, the Corporation issued $15,000,000 of 14.125% Junior Subordinated Notes with a required mandatory redemption of $7,500,000 on June 15, 1998 and final maturity on July 15, 1999. In December of 1994, the Corporation entered into an Exchange and Amendment Agreement whereby the original notes were exchanged for $15,000,000 of 14.125% Senior Subordinated Notes maturing on July 15, 2001. The notes are currently redeemable at the option of the Corporation at a price of 102.875% of the principal amount redeemed, with the premium decreasing annually to 100% at July 15, 1999 subject to the certain restrictions in the Exchange and Amendment Agreement.

   During 1995, the Corporation entered into a 7.50% interest rate cap agreement which has the effect of limiting exposure to fluctuating interest rates on its variable rate debt. The notional amount of the agreement as of December 31, 1996 is $14,900,000 and the cap rate is based upon LIBOR.

5. FINANCIAL INSTRUMENTS

   Statement of Financial Accounting Standard No. 107, Disclosures about Fair Values of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The carrying values reported in the balance sheets for cash, accounts receivable, accounts payable, long-term debt and the interest rate cap approximate their fair values.

6. ACCRUED EXPENSES

   A summary of accrued expenses at December 31 follows (in thousands):

                                           1996     1995
                                        -------- --------
Interest ...............................  $1,011   $1,348
Salaries, wages and other compensation     2,474    2,227
Other ..................................   2,082    1,800
                                        -------- --------
                                          $5,567   $5,375
                                        ======== ========

7. INCOME TAXES

   The significant components of the Corporation's deferred tax liabilities and assets as of December 31 were as follows (in thousands):

                                         1996     1995
                                      -------- --------
Deferred tax liabilities:
 Property, plant and equipment  ......  $6,701   $6,869
 Inventory ...........................     212      448
                                      -------- --------
Total deferred tax liabilities  ......   6,913    7,317
 Pension and benefit plan liabilities      952    1,021
 Accrued liabilities .................     135       88
 Allowance for doubtful accounts  ....     456      361
                                      -------- --------
Total deferred tax assets ............   1,543    1,470
                                      -------- --------
Net deferred tax liabilities..........  $5,370   $5,847
                                      ======== ========


                          WELLS ALUMINUM CORPORATION
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

7. INCOME TAXES  (Continued)

     There was no valuation allowance for any of the deferred tax assets.

   A reconciliation of the statutory income tax to the income tax expense included in the Statements of Operations for the years ended December 31 is as follows (in thousands):

                                                           1996      1995      1994
                                                        --------- --------- ---------
Income tax expense (benefit) calculated at the
 statutory federal income tax rate .....................  $5,566    $5,195    $2,109
Amortization of goodwill ...............................     416       416       404
State taxes net of federal benefits ....................     683       642       448
Prior years' income taxes ..............................     313        --        --
Other ..................................................      81         9        55
                                                        --------- --------- ---------
Income tax expense .....................................   7,059    $6,262    $3,016
                                                        ========= ========= =========
Current taxes ..........................................   7,763    $6,453    $2,418
Deferred taxes .........................................    (704)     (191)      598
                                                        --------- --------- ---------
Income tax expense......................................  $7,059    $6,262    $3,016
                                                        ========= ========= =========


8. LEASES

   The Corporation leases various facilities and equipment under short-term rental and operating lease agreements. Rent expense under these agreements amounted to $1,496,133, $1,434,000, and $1,348,000 for the years ended
December 31, 1996, 1995 and 1994, respectively. Future minimum payments under noncancellable operating leases as of December 31, 1996 are: $1,385,978 in 1997; $1,280,012 in 1998; $795,679 in 1999, $523,513 in 2000; $309,503 in
2001; and $631,090 thereafter.

9. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

   The Corporation sponsors several defined benefit pension plans covering substantially all salaried and hourly employees. The benefits for salaried employees are based on years of service and compensation while benefits for hourly employees are based on years of service. The Corporation's funding policy is to contribute annually an amount at least equal to the minimum annual contributions required by ERISA. The plans' assets are invested primarily in money market and stock mutual funds.

                          WELLS ALUMINUM CORPORATION
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

9. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS  (Continued)

    A summary of the actuarially computed benefit obligations and assets for the Corporation's defined benefit pension plans as of December 31 follows (in thousands):

                                                          1996           1996            1995
                                                    -------------- --------------- --------------
                                                      ACCUMULATED    ASSETS EXCEED   ACCUMULATED
                                                        BENEFIT       ACCUMULATED      BENEFIT
                                                       OBLIGATION       BENEFIT       OBLIGATION
                                                     EXCEEDS ASSETS   OBLIGATION    EXCEEDS ASSETS
                                                    -------------- --------------- --------------
Actuarial present value of benefit obligations:
 Vested benefit obligation..........................    $ 5,652         $ 3,884        $ 9,815
                                                    ============== =============== ==============
 Accumulated benefit obligation ....................      6,620           4,292         11,026
                                                    ============== =============== ==============
Projected benefit obligation .......................      6,620           6,038         12,650
Plan assets at fair value ..........................      4,895           4,815          8,483
                                                    -------------- --------------- --------------
Plan assets less than projected benefit obligation       (1,725)         (1,223)        (4,167)
Unrecognized prior service costs ...................        829              33            834
Unrecognized net gain/(loss) .......................        807            (208)         1,737
Additional minimum pension liability ...............     (1,636)             --         (2,185)
                                                    -------------- --------------- --------------
Total accrued and deferred pension obligations .....    $ (1,725)       $ (1,398)      $ (3,781)
                                                    ============== =============== ==============

   A summary of net pension cost for the years ended December 31 follows (in thousands):

                                                     1996     1995     1994
                                                  --------- ------- --------
Service cost--benefits earned during the period..   $  825    $ 690   $  804
Interest cost on projected benefit obligation  ...     884      824      812
Return on plan assets ............................    (758)    (622)    (559)
Net amortization and deferral ....................     195      105      137
                                                  --------- ------- --------
Net pension cost..................................  $1,146    $ 997   $1,194
                                                  ========= ======= ========

   A summary of the significant actuarial assumptions is as follows:

                                1996    1995    1994
                              ------- ------- -------
Discount rates ...............  7.75%   7.25%   8.50%
Future compensation
 increases....................  4.50%   4.00%   6.00%

The actuary assumed an expected long-term rate of return on assets of 8.0% for 1996, 1995 and 1994.

   In addition to the Corporation's defined benefit pension plans, the Corporation offers postretirement medical insurance and life insurance benefits (primarily salaried employees) to employees who retire under certain eligibility requirements. Coverage is for the lifetime of the retiree and spouse (if elected). Contribution requirements for current retirees is set at a fixed percentage of expected claims costs, while contributions for future retirees vary dependent upon years of service at retirement.

   In 1995, the Corporation adopted prospectively Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The effect of adopting the new rules increased 1995 net periodic postretirement benefit cost for the above defined benefit plans by approximately $488,612 and decreased net income by approximately $298,053, respectively. Postretirement benefit cost for 1994 which approximated $50,000 was recorded on a cash basis and has not been restated.

                          WELLS ALUMINUM CORPORATION
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

9. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS  (Continued)

    The following table shows the plans' combined funded status reconciled with the amounts recognized in the Corporation's balance sheet (in thousands):

                                                            DECEMBER 31,   DECEMBER 31,
                                                                1996           1995
                                                          -------------- --------------
Accumulated postretirement benefit obligation:
Retirees .................................................    $(1,044)       $(1,285)
Fully eligible active plan participants ..................       (475)          (557)
Other active plan participants ...........................     (1,605)        (1,591)
                                                          -------------- --------------
                                                               (3,124)        (3,433)
Plan assets at fair value.................................         --             --
Accumulated postretirement benefit obligation in excess
 of plan assets ..........................................     (3,124)        (3,433)
Unrecognized transition obligation .......................      2,588          2,732
Unrecognized net (gain) or loss ..........................       (413)           212
                                                          -------------- --------------
Accrued postretirement benefit cost.......................    $  (949)       $  (489)
                                                          ============== ==============

   The portion of the accumulated postretirement benefit obligation related to life insurance benefits is $798,543, and $599,297 for December 31, 1996 and 1995, respectively.

   The Corporation funds its postretirement benefit obligation on a pay as you go basis.

   Net periodic postretirement benefit cost included the following components (in thousands):

                                                            1996   1995
                                                          ------ ------
Service cost .............................................  $186   $150
Interest cost ............................................   220    240
Amortization of unrecognized transition obligation over
 20 years ................................................   144    144
Net periodic postretirement benefit cost .................  $550   $534

   The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the plans is 10% and is assumed to decrease gradually to 5% and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the plans as of December 31, 1996 by $468,228 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1996 by $109,886.

   The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.75 percent and 7.25 percent at December 31, 1996 and 1995, respectively.

   The actuary assumed that salaries would increase by 5% per year for 1996 and 1995.

10. STOCK OPTION PLAN

   In November 1993, the Board of Directors of the Corporation approved a stock option plan which authorizes up to 60,000 shares of common stock, Class A, for the plan. The plan provides for the granting of options to officers and other key employees at an exercise price not to exceed the fair market value on the date of the grant as determined by the Board of Directors. Under the terms of the plan, the maximum

                          WELLS ALUMINUM CORPORATION
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

10. STOCK OPTION PLAN  (Continued)

term for the options granted is ten years with the options vesting ratably over a period of four years. The options granted are exercisable at a price of $10 per share. The weighted-average contractual life of the options outstanding as of December 31, 1996 approximates 7.4 years.

                                       1996      1995      1994
                                    --------- --------- --------
Options outstanding at January 1  ..  53,000    60,000     3,000
Options exercised ..................  (3,000)     (750)       --
Options granted ....................   7,000        --    57,000
Options canceled ...................      --    (6,250)       --
                                    --------- --------- --------
Options outstanding at December 31    57,000    53,000    60,000
                                    ========= ========= ========

   The Corporation recognized $250,000 in compensation expense relating to the 7,000 options granted in 1996.

11. FUTURES CONTRACTS

   The Corporation, in the normal course of business, enters into futures contracts to manage the risk of fluctuations in the price of aluminum. Fluctuations in the price of aluminum can have a significant impact upon the operations of the Corporation. These instruments involve elements of credit and market risk that are not reflected on the Corporation's balance sheet. Entering into these contracts involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts, but also of movements in the market value of the futures contracts. The Corporation is required to place amounts on deposit with brokers based on the market value of certain contracts. These margin deposits bear interest based on the rate of certain U.S. Treasury instruments and are to be refunded as the market value changes or contracts are closed.

   As of December 31, 1996 and 1995, the Corporation has contracts outstanding with a notional principal amount of $11,125,000 and $12,100,000, respectively, all of which the Corporation has used to hedge forward sales contracts. The unrealized gain related to these contracts is approximately $605,000 at December 31, 1996.

12. COMMITMENTS AND CONTINGENCIES

   At December 31, 1996, the Corporation has commitments to purchase 95.9 million pounds of aluminum through December 1997 from Venalum at current market prices at the delivery date. Management expects that such quantity of aluminum will be utilized in the normal course of operations during the term of the agreements.

   The Corporation has received notice of claims asserting potential liability under various federal and state environmental laws. Management believes substantially all such claims were discharged in a Chapter 11 bankruptcy filing by the former owner of the Corporation and relate to matters existing prior to June 1987 which are covered by an indemnity agreement with the former owner of the Corporation. The indemnity agreement requires the former owner to pay all qualifying claims, as defined, in excess of $500,000 if the aggregate amount of all claims exceeds $1,500,000.


   The Corporation accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Based upon information that is currently available, management does not expect that the resolution of environmental claims will have a material adverse effect on the Corporation. However, given the inherent uncertainties in evaluating environmental exposure, it is not possible to predict the amount of future costs of environmental claims which may be

                          WELLS ALUMINUM CORPORATION
                 NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)


12. COMMITMENTS AND CONTINGENCIES  (Continued)

subsequently determined. The Corporation has not anticipated any insurance proceeds or third-party payments in determining its estimated liability for environmental remediation.

   The Corporation is also a party to a number of lawsuits and claims arising out of the conduct of its business. Although the ultimate results of lawsuits or other proceedings against the Corporation cannot be predicted with certainty, management does not expect that these matters will have a material adverse effect on the Corporation.

                          WELLS ALUMINUM CORPORATION
                                BALANCE SHEET
                                 (unaudited)
                            (dollars in thousands)


                                                                                 JUNE 29,
                                                                                   1997
                                                                               ----------
ASSETS:
Current assets:
 Cash and cash equivalents ....................................................  $ 19,788
 Accounts receivable, principally trade, less allowance for doubtful accounts
  of $1,066 ...................................................................    30,485
 Inventories ..................................................................    21,508
 Other current assets .........................................................       690
                                                                               ----------
  Total current assets ........................................................    72,471
Property, plant and equipment, at cost less accumulated depreciation of
 $29,068 ......................................................................    25,885
Debt issuance costs, net of accumulated amortization of $47 ...................     4,603
Goodwill and other intangibles, net of accumulated amortization of $11,880  ...    35,973
  Total assets.................................................................  $138,932
                                                                               ==========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current liabilities:
 Accounts payable, principally trade ..........................................  $ 22,157
 Accrued expenses .............................................................     7,329
                                                                               ----------
  Total current liabilities ...................................................    29,486
Long-term debt, less current portion ..........................................   120,000
Deferred income taxes .........................................................     5,563
Deferred benefit plan obligations .............................................     3,551
                                                                               ----------
  Total liabilities............................................................   158,600
                                                                               ----------
Stockholders' equity:
 Common stock, Class A, par value $0.01 per share;
  975,000 shares authorized, 923,205 issued; Common stock, Class B, par value
  $0.01 per share; 125,000 shares authorized, none issued .....................         9
 Additional paid-in capital ...................................................     1,215
 Accumulated earnings .........................................................   (20,400)
 Additional minimum pension liability .........................................      (492)
                                                                               ----------
  Total stockholders' equity ..................................................   (19,668)
                                                                               ----------
  Total liabilities and stockholders' equity ..................................  $138,932
                                                                               ==========



                              See accompanying notes.

                          WELLS ALUMINUM CORPORATION
                           STATEMENTS OF OPERATIONS
                                 (unaudited)
                            (dollars in thousands)


                                                                  SIX MONTHS ENDED
                                                                 JUNE 29,   JUNE 30,
                                                                   1997       1996
                                                               ---------- ----------
Net sales .....................................................  $120,038   $115,066
Cost of sales .................................................    99,882     96,949
                                                               ---------- ----------
Gross profit ..................................................    20,156     18,117
Selling, general and administrative expenses ..................     7,923      7,990
Compensation from settlement of employee stock options ........     4,070         --
                                                               ---------- ----------
Operating profit ..............................................     8,163     10,127
Interest expense ..............................................     3,094      2,727
                                                               ---------- ----------
Earnings before income taxes and extraordinary item  ..........     5,069      7,400
Income taxes ..................................................     2,237      3,285
                                                               ---------- ----------
Earnings before extraordinary item ............................     2,832      4,115
Extraordinary loss on refinancing of debt, net of income taxes      1,143         --
Net earnings ..................................................  $  1,689   $  4,115
                                                               ========== ==========



See accompanying notes.

                          WELLS ALUMINUM CORPORATION
                           STATEMENTS OF CASH FLOWS
                                 (unaudited)
                            (dollars in thousands)


                                                       SIX MONTHS ENDED
                                                      JUNE 29,  JUNE 30,
                                                       1997       1996
                                                    ---------- ----------
Operating activities:
Net earnings........................................  $  1,689   $  4,115
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
 Depreciation and amortization .....................     2,101      2,008
 Settlement of employee stock options ..............     1,263         --
 Deferred income taxes..............................      (131)      (594)
 Extraordinary loss on refinancing of debt  ........     1,143         --
 Changes in operating assets and liabilities:
  Accounts receivable, net .........................    (8,206)    (3,622)
  Inventories ......................................    (1,670)    (1,226)
  Accounts payable and accrued expenses ............     4,186      5,874
  Other assets and liabilities .....................     1,204        325
                                                    ---------- ----------
Net cash provided by operating activities ..........     1,579      6,880
Investing activities:
Purchase of property, plant and equipment  .........      (391)    (1,373)
                                                    ---------- ----------
Net cash used in investing activities...............      (391)    (1,373)
                                                    ---------- ----------
Financing activities:
Principal payments on long-term debt ...............   (54,789)   (42,079)
Proceeds from long-term debt .......................   134,700     37,000
Payment of debt issuance costs......................    (4,496)        --
Proceeds from exercise of employee stock options  ..        --         30
Payment of special cash dividend ...................   (55,990)        --
Repurchase of common stock..........................    (1,102)        --
                                                    ---------- ----------
Net cash provided by (used in) financing activities     18,323     (5,049)
Net increase (decrease) in cash ....................    19,511        458
Cash at beginning of year ..........................       277        342
                                                    ---------- ----------
Cash at end of period...............................  $ 19,788   $    800
                                                    ========== ==========



See accompanying notes.

                          WELLS ALUMINUM CORPORATION
                        NOTES TO FINANCIAL STATEMENTS
                    FOR THE SIX MONTHS ENDED JUNE 29, 1997
                                 (unaudited)
                            (dollars in thousands)

1. GENERAL

   Wells Aluminum Corporation (the "Corporation") is a domestic manufacturer of aluminum extruded and fabricated products for several diverse industries including construction, transportation, and durable goods.

2. BASIS OF PRESENTATION

   The foregoing unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, these financial statements do not include all of the disclosures required by generally accepted accounting principles for complete financial statements. In the opinion of management, these statements include all adjustments considered necessary for a fair presentation of the results for the six months ended June 29, 1997. Operating results for the interim periods of 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

3. INVENTORIES

   The aluminum component of inventories, representing 73% of total inventories at June 29, 1997 is stated at the lower of cost or market, using the last-in, first-out method (LIFO). The labor, overhead and supplies components of inventories are carried at the lower of cost or market using the first-in, first-out method (FIFO). The outside purchased parts component of inventories is carried at the lower of cost or market using the weighted average cost method.

   The components of inventories are as follows:



                                       JUNE 29,
                                         1997
 Raw materials ......................  $14,463
 Finished goods and work-in-progress     9,186
 Supplies ...........................      484
                                     ----------
                                        24,133
 Less LIFO reserve...................   (2,625)
                                     ----------
                                       $21,508
                                     ==========



4. RELATED PARTY TRANSACTIONS

   During the six months ended June 29, 1997 and June 30, 1996, the Corporation purchased aluminum from CVG Industria Venezolana de Aluminio, C.A.
("Venalum"), an owner of 180,360.5 shares of the Company's Class A Common Stock, in amounts of $32.7 million and $35.3 million, respectively. Amounts payable to Venalum at June 29, 1997 and December 31, 1996 were $12.6 million and $8.6 million, respectively.

5. RECAPITALIZATION

   On May 28, 1997, the Corporation issued and sold $105.0 million principal amount of 10.125% Series A Senior Notes (the "Old Notes") due 2005. In connection with the consummation of the issuance and sale of the Old Notes, the Corporation repaid existing indebtedness and entered into a New Credit Facility, a secured working capital line of $15.0 million, which matures in 2002.

   The offering of the Old Notes, the repayment of indebtedness under an existing Bank Credit Facility, the retirement of 14.125% Senior Subordinated Notes due 2001 (the "Subordinated Notes"), and the entering into of a New Credit Facility were part of an overall recapitalization of the Corporation (the "Recapitalization"). As part of the Recapitalization, the Corporation used a substantial portion of the proceeds received from the issuance and sale of the Old Notes to pay a special cash dividend to holders of its common stock, settle existing employee stock options, and repurchase, or offer to repurchase, shares of common stock held by certain stockholders.

                          WELLS ALUMINUM CORPORATION
                 NOTES TO FINANCIAL STATEMENTS -- (Continued)

5. RECAPITALIZATION (Continued)


   In the six months ended June 29, 1997, the Corporation paid a special cash dividend of $62.00 per share, or $56.0 million, to the holders of common stock, paid or put in escrow an aggregate of $37.5 million related to the retirement of debt, and paid $1.1 million for the repurchase of 137,900 shares of common stock. The Corporation also incurred $4.1 million of compensation expense related to the settlement of employee stock options. The compensation expense represents the difference between fair market value and the exercise price on the settlement of 57,000 employee stock options and $0.9 million of bonuses paid to satisfy a portion of income taxes incurred by option holders as a result of receiving shares of common stock.

6. INDEBTEDNESS

   At June 29, 1997, indebtedness consisted of $105.0 million of Old Notes and $15.0 million of Subordinated Notes. Proceeds from the issuance and sale of the Old Notes to be used to repay the Subordinated Notes are being held in an escrow account for repayment on July 15, 1997. At December 31, 1996, indebtedness consisted of $25.1 million of loans under a Bank Credit Facility and $15.0 million of Subordinated Notes.

7. FUTURES CONTRACTS AND FORWARD SALES CONTRACTS

   In the normal course of business, the Corporation enters into forward sales contracts with certain customers for the sale of fixed quantities of finished products at scheduled intervals. The aluminum cost component of the forward sales contract is fixed for the duration of the contract, based on forward market prices at the inception of the contract. In order to hedge its exposure to aluminum price volatility under these forward sales contracts, the Corporation enters into aluminum futures contracts (a financial hedge) based on scheduled deliveries.

   At June 29, 1997, the Corporation was party to $7.3 million of aluminum futures contracts through nationally recognized brokerage firms and major metal brokers. These aluminum futures contracts are for periods between July 1997 and November 1998, covering 10.0 million pounds of aluminum at prices expected to be settled financially in cash as they reach their respective settlement dates. The Corporation does not engage in any speculative trading of futures contracts.

8. COMMITMENTS AND CONTINGENCIES

   At June 29, 1997, the Corporation has commitments to purchase 48.0 million pounds of aluminum through December 1997 from Venalum at current market prices at the delivery date. Management expects that such quantity of aluminum will be utilized in the normal course of operations during the term of the agreement.

   The Corporation has received notice of claims asserting potential liability under various federal and state environmental laws. The Corporation accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Based upon information that is currently available, management does not expect that the resolution of environmental claims will have a material adverse effect on the Corporation. However, given the inherent uncertainties in evaluating environmental exposure, it is not possible to predict the amount of future costs of environmental claims which may be subsequently determined. The Corporation has not anticipated any insurance proceeds or third-party payments in determining its estimated liability for environmental remediation.

   The Corporation is also a party to a number of other lawsuits and claims arising out of the conduct of its business. Although the ultimate results of lawsuits and other proceedings against the Corporation cannot be predicted with certainty, management does not expect that these matters will have a material adverse effect on the Corporation and its operations.

9. SUBSEQUENT EVENT

   As described in Note 6, the Corporation used the proceeds held in escrow to repay $15.0 million of Subordinated Notes on July 15, 1997.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION TO BUY THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, IN ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              TABLE OF CONTENTS


                                               PAGE
                                            --------
Available Information ......................     i
Prospectus Summary .........................     1
Risk Factors................................    13
The Exchange Offer..........................    18
The Company.................................    26
The Recapitalization........................    27
Capitalization..............................    28
Selected Financial Data.....................    29
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations.................................    31
Business....................................    39
Management..................................    53
Principal Stockholders......................    57
Certain Transactions........................    59
Description of New Credit Facility..........    60
Description of New Notes....................    61
Plan of Distribution........................    91
Legal Matters...............................    92
Experts.....................................    92
Index to Financial Statements ..............   F-1

                                WELLS ALUMINUM
                                 CORPORATION

                        OFFER TO EXCHANGE ITS 10 1/8%
                        SERIES B SENIOR NOTES DUE 2005
                       WHICH HAVE BEEN REGISTERED UNDER
                      THE SECURITIES ACT FOR ANY AND ALL
                     OF ITS OUTSTANDING 10 1/8% SERIES A
                             SENIOR NOTES DUE 2005

                                  PROSPECTUS

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Section 2-148 of the Maryland General Corporation Law (the "MGCL") provides that a Maryland corporation may indemnify any present or former director, officer, employee or agent of the corporation (i) against judgments, penalties, fines, settlements, and reasonable expenses actually incurred in connection with any proceeding to which they are made a party by reason of their service in those capacities, unless it is established that the act or omission of the director, officer, employee or agent was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (ii) the director, officer, employee or agent actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the director, officer, employee or agent had reasonable cause to believe that the act or omission was unlawful.

   The MGCL permits a corporation to pay or reimburse, in advance of the final disposition of a proceeding, reasonable expenses (including attorney's fees) incurred by a present or former director, officer, employee or agent made a party to the proceeding by reason of his service in that capacity, provided that the corporation shall have received (a) a written affirmation by the director, officer, employee or agent of the corporation of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and (b) a written undertaking by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

   In addition, the MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors, officers, employees or agents of the corporation to the corporation and its stockholders for money damages, subject to specified restrictions. The Company's charter does not contain such a provision. The law does not, however, permit the liability of directors, officers, employees or agents of the corporation to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper personal benefit or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act was material to the cause of action adjudicated in the proceeding; and was (a) committed in bad faith or
(b) the result of active and deliberate dishonesty.

   The Company's charter provides that its directors shall be indemnified to the maximum extent permitted by Maryland law, as such laws may be amended from time to time, including the advance of expenses under the procedures provided by such laws.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, subject to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 ITEM 21. EXHIBITS AND FINANCIAL SCHEDULES.

   (a) Exhibits.


   EXHIBIT
   NUMBER                                         DESCRIPTION OF EXHIBIT
----------- ------------------------------------------------------------------------------------------------
     3.1    Certificate of Incorporation of Wells Aluminum Corporation (the "Company").**
     3.2    By-laws of the Company.*
     4.1    Indenture, dated as of May 28, 1997, between the Company and State
            Street Bank and Trust Company (formerly known as Fleet National Bank)(the "Trustee").*
     4.2    Form of 10 1/8% Series A and Series B Senior Notes due 2005, dated as of May 28, 1997
            (incorporated by reference to Exhibit 4.1).*
     4.3    Registration Rights Agreement, dated as of May 28, 1997, between the Company and Merrill Lynch &
            Co. (the "Initial Purchaser").*
     5.1    Opinion of Kramer, Levin, Naftalis & Frankel.**
    10.1    Amended and Restated Credit Agreement, dated as of May 28, 1997, among the Company, the lending institutions party thereto and
            Credit Agricole Indosuez, as agent.*
    10.2    Amended and Restated General Security Agreement, dated as of May
            28, 1997, between the Company and Credit Agricole Indosuez.*
    10.3    Purchase and Sale Agreement, dated as of November 1, 1994, between the Company and CVG Industria Venezolana de Aluminio C.A.**
    12.1    Statement re computation of ratio of earnings to fixed charges.
    23.1    Consent of Ernst & Young LLP.
    23.2    Consent of Kramer, Levin, Naftalis & Frankel (to be contained in the opinion filed as Exhibit
            5.1).**
    24.1    Power of Attorney (incorporated by reference in the signature pages).*
    25.1    Form T-1 Statement of Eligibility and Qualification of State Street Bank & Trust Company
            (formerly known as Fleet National Bank), as trustee.
    27.1    Financial Data Schedule.
    99.1    Form of Letter of Transmittal.
    99.2    Form of Notice of Guaranteed Delivery.**
    99.3    Form of Exchange Agent Agreement.**



------------
* Previously filed.
** To be filed by amendment.


   (b) The Financial Statement Schedule filed as part of this Registration Statement is as follows:

   Schedule II -- Valuation and Qualifying Accounts

   Information required by other schedules is not applicable or the required information is included in the Financial Statements or Notes thereto.

ITEM 22. UNDERTAKING.

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Exchange Offer Registration Statement through the date of responding to the request.

   (c) The undersigned registrant hereby undertakes to supply by means to a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Exchange Offer Registration Statement when it became effective.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereto duly authorized, in the City of New York, New York, on August 29, 1997.


                                          WELLS ALUMINUM CORPORATION

                                          By: /s/ RUSSELL W. KUPIEC
                                              -------------------------------
                                              Russell W. Kupiec
                                              President and Chief Executive
                                              Officer

                              POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of W. Russell Asher, Michael S. Nelson and Shari Krouner his true and lawful attorney-in-fact and agent, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities and on the date indicated.


           SIGNATURE                         TITLE(S)                      DATE
----------------------------- ------------------------------------ -------------------
/s/ RUSSELL W. KUPIEC            President, and Chief Executive
 -----------------------------   Officer and Director (Principal
 Russell W. Kupiec               Executive Officer)                   August 29, 1997

/s/ W. RUSSELL ASHER             Senior Vice President, Chief
 -----------------------------   Financial Officer and Director
 W. Russell Asher                (Principal Accounting Officer)       August 29, 1997

              *
 -----------------------------
 Hector Alvarez                  Director                             August 29, 1997

              *
 -----------------------------   Senior Vice President, Sales and
 Lynn F. Brown                   Marketing, and Director              August 29, 1997

              *
 -----------------------------
 Elizabeth Varley Camp           Director                             August 29, 1997


 -----------------------------
 Elena de Costas                 Director                             August   , 1997

              *
 -----------------------------
 Todd Goodwin                    Director                             August 29, 1997

 -----------------------------
 Edward R. Heiser                Director                             August   , 1997

 -----------------------------
 Lewis W. van Amerongen          Director                             August   , 1997

* Executed by W. Russell Asher by Power of Attorney.

               SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                          WELLS ALUMINUM CORPORATION
                              DECEMBER 31, 1996

                                  BALANCE AT      CHARGED       CHARGED
                                 BEGINNING OF   TO COSTS AND    TO OTHER     DEDUCTIONS
          DESCRIPTION               PERIOD        EXPENSES      ACCOUNTS      DESCRIBE       BALANCE
------------------------------ -------------- -------------- ------------ --------------- ------------
Year Ended December 31, 1996:
Deducted from assets accounts:
Allowance for doubtful
 accounts......................   $  924,678      $548,555                    $(303,233)(1) $1,170,000
                               -------------- -------------- ------------ --------------- ------------
  Total........................   $  924,678      $548,555                    $(303,233)    $1,170,000
                               ============== ============== ============ =============== ============
Year Ended December 31, 1995:
Deducted from assets accounts:
Allowance for doubtful
 accounts......................   $1,007,534      $463,534                    $(546,390)(1) $  924,678
                               -------------- -------------- ------------ --------------- ------------
  Total........................   $1,007,534      $463,534                    $(546,390)    $  924,678
                               ============== ============== ============ =============== ============
Year Ended December 31, 1994:
Deducted from assets accounts:
Allowance for doubtful
 accounts......................   $1,164,925      $180,000                    $(337,391)(1) $1,007,534
                               -------------- -------------- ------------ --------------- ------------
  Total........................   $1,164,925      $180,000                    $(337,391)    $1,007,534
                               ============== ============== ============ =============== ============

------------
(1)    Uncollectable accounts written off, net of recoveries and adjustments.

                                EXHIBIT INDEX


   EXHIBIT
   NUMBER                                         DESCRIPTION OF EXHIBIT
----------- ------------------------------------------------------------------------------------------------
     3.1    Certificate of Incorporation of Wells Aluminum Corporation (the "Company").**
     3.2    By-laws of the Company.*
     4.1    Indenture, dated as of May 28, 1997, between the Company and State Street Bank and Trust Company
            (formerly known as Fleet National Bank)(the "Trustee").*
     4.2    Form of 10 1/8% Series A and Series B Senior Notes due 2005, dated as of May 28, 1997
            (incorporated by reference to Exhibit 4.1).*
     4.3    Registration Rights Agreement, dated as of May 28, 1997, between the Company and Merrill Lynch &
            Co. (the "Initial Purchaser").*
     5.1    Opinion of Kramer, Levin, Naftalis & Frankel.**
    10.1    Amended and Restated Credit Agreement, dated as of May 28, 1997, among the Company, the lending institutions party thereto and
            Credit Agricole Indosuez, as agent.*
    10.2    Amended and Restated General Security Agreement, dated as of May
            28, 1997, between the Company and Credit Agricole Indosuez.*
    10.3    Purchase and Sale Agreement, dated as of November 1, 1994, between the Company and CVG Industria Venezolana de Aluminio C.A.**
    12.1    Statement re computation of ratio of earnings to fixed charges.
    23.1    Consent of Ernst & Young LLP.
    23.2    Consent of Kramer, Levin, Naftalis & Frankel (to be contained in the opinion filed as Exhibit
            5.1).**
    24.1    Power of Attorney (incorporated by reference in the signature pages).*
    25.1    Form T-1 Statement of Eligibility and Qualification of State Street Bank and Trust Company
            (formerly known as Fleet National Bank), as trustee.
    27.1    Financial Data Schedule.
    99.1    Form of Letter of Transmittal.
    99.2    Form of Notice of Guaranteed Delivery.**
    99.3    Form of Exchange Agent Agreement.**



------------
* Previously filed.
** To be filed by amendment.